Form 10-K405, Exhibit 13
period 1999-01-30
PAYLESS SHOESOURCE INC /DE/
filed 1999-04-12
CIK 1060232

                                                                EXHIBIT 13.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payless ShoeSource, Inc., a Delaware corporation (the "Company"), achieved its third consecutive year of increased sales, net earnings and earnings per share since operating as an independent public company. The three year diluted earnings per share compounded growth rate is 19.0 percent.

Sales for the Company increased to $2.62 billion in fiscal 1998, from $2.57 billion in 1997, an increase of 1.9 percent. Same-store sales for 1998 decreased
0.8 percent. The Company's diluted earnings per share for 1998 increased 14.2 percent to $3.78 from $3.31 last year. Net earnings totaled $135.0 million compared with $128.9 million in 1997, an increase of 4.7 percent. Return on sales was 5.2 percent in 1998, up from 5.0 percent in 1997. Return on equity improved to 16.1 percent in 1998 from 15.1 percent in 1997. Return on net assets declined to 17.2 percent in 1998 from 17.3 percent in 1997.

During 1998 the Company had a net increase of 101 Payless ShoeSource stores (228 openings and 127 closings) and 38 Parade of Shoes stores (55 openings and 17 closings). Year-end 1998 store count was 4,357 Payless ShoeSource stores and 213 Parade of Shoes stores.

The Company's expansion plans for 1999 include a net increase of 120 stores, which includes Payless ShoeSource domestic and Canadian stores. Over the next five year period, the Company plans to invest $277 million for new stores and to spend an additional $134 million to remodel existing stores. These are the major components of a projected $648 million capital improvement plan.

During 1998 the Company repurchased $272.9 million of common stock, which represented the entire $150 million stock repurchase program (2.2 million shares) announced in September 1997 and $122.9 million (2.7 million shares) of the $150 million stock repurchase program announced in August 1998 that was increased to $500 million in October. The Company continues to repurchase shares of its common stock as market conditions allow and intends to complete the $500 million stock repurchase program before the end of fiscal year 2001. During 1997 the Company completed the $150 million stock repurchase program (2.8 million shares) announced in January 1997.

This discussion summarizes the significant factors affecting operating results for the fiscal years ended January 30, 1999 (1998), January 30, 1998 (1997), and February 1, 1997 (1996). The Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report. References to years relate to fiscal years rather than calendar years unless otherwise designated.

REVIEW OF OPERATIONS
Diluted earnings per share reached $3.78 in 1998, compared with $3.31 in 1997 and $2.67 in 1996. Net earnings totaled $135.0 million in 1998 compared with $128.9 million in 1997 and $107.7 million in 1996. The 1998 and 1997 diluted earnings per share growth rates were 14.2 percent and 24.0 percent, respectively. Return on sales was 5.2 percent, 5.0 percent and 4.6 percent for 1998, 1997 and 1996, respectively.

Results for the past three years were as follows:

(dollars in                            1998                       1997                     1996
millions, except                              % of                      % of                      % of
per share)                       $            Sales            $        Sales           $         Sales
--------------------------------------------------------------------------------------------------------
Net retail sales             $ 2,615.5       100.0%      $ 2,566.9      100.0%     $ 2,333.7     100.0%
Cost of sales(1)               1,798.9        68.8         1,799.4       70.1        1,663.5      71.2
Selling,
   general and
   administrative
   expenses(1)                   599.2        22.9           562.1       21.9          497.3      21.3
Interest (income)
   expense, net                   (7.1)       (0.3)           (8.9)      (0.3)          (6.2)     (0.2)
--------------------------------------------------------------------------------------------------------
Earnings before
   income taxes                  224.5         8.6           214.3        8.3          179.1       7.7
--------------------------------------------------------------------------------------------------------
Provision for
   income taxes(2)                89.5        39.9            85.4       39.9           71.4      39.9
Net earnings                 $   135.0         5.2%      $   128.9        5.0%      $  107.7       4.6%
========================================================================================================
Diluted earnings
   per share                 $    3.78                   $    3.31                  $   2.67
--------------------------------------------------------------------------------------------------------
Basic earnings
   per share                 $    3.81                   $    3.35                  $   2.68
--------------------------------------------------------------------------------------------------------

(1) Certain expenses related to occupancy costs have been reclassified from selling, general and administrative expense to cost of sales.
(2) Percent of sales columns represent effective income tax rates.

NET RETAIL SALES Net retail sales represent the sales of stores operated during the period. Same-store sales represent sales of those stores open during both comparable periods. In 1998 total sales increased 1.9 percent from 1997, consisting of a 1.8 percent decrease in unit volume and a 3.7 percent increase in average selling prices. Same-store sales decreased 0.8 percent in 1998. In 1997 total sales increased 10.0 percent from 1996, consisting of a 9.5 percent increase in unit volume and a 0.5 percent increase in average selling prices. Same-store sales increased 5.6 percent in 1997.

In 1996 sales increased 1.4 percent from 1995, consisting of a 1.0 percent reduction in unit volume and a 2.4 percent increase in average selling prices. Same-store sales increased 3.6 percent in 1996.

The sales increase in 1998 over 1997 was driven principally by growth in store count and the Company's successful entry into the Canadian market. The same-store sales decrease in 1998 compared with 1997 reflected general softness in the footwear market, particularly in the second half of the year; weakness in certain geographic areas, especially the West Coast and Northwest; declines in sales of certain categories, such as men's and children's athletic shoes, women's dress shoes, boots and sandals, due to changes in consumer preferences and weather conditions; and pressure from close-out sales and inventory liquidation programs by competitors with excess inventories.

The sales and same-store sales increases in 1997 over 1996 were the result of achieving positive sales increases in all of the Company's geographic regions; delivery of validated fashion styles and balanced merchandise assortments to the Company's market segment faster than competitors; generally stronger responses to sales promotions based on more effective advertising strategies; and improvements in store operations due to a stronger base of experienced store managers.

COST OF SALES Cost of sales includes cost of merchandise sold, and the Company's buying and occupancy costs. Cost of sales was $1.80 billion in 1998 which was essentially flat compared with $1.80 billion in 1997. As a percent of net retail sales, cost of sales was 68.8 percent in 1998 compared with 70.1 percent in 1997. Higher gross margins in 1998 reflect improvements in the merchandising mix, control of freight costs and improvements in product costs.

Cost of sales was $1.80 billion in 1997 compared with $1.66 billion in 1996, an
8.2 percent increase. The overall increase primarily resulted from a 10.0 percent increase in sales. As a percent of net retail sales, cost of sales was
70.1 percent in 1997 compared with 71.2 percent in 1996. Higher gross margins in 1997 reflect improved merchandise margins and leverage of occupancy costs gained through positive same-store sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses were $599.2 million in 1998 compared with $562.1 million in 1997, a 6.6 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 22.9 percent for 1998 compared with 21.9 percent in 1997. The increase was primarily due to an increase in advertising expense; negative leverage due to below planned sales results; and investments in systems to support future growth, enhance distribution capabilities and implement the Company's Year 2000 program, as discussed under "Year 2000 Readiness Disclosure."

Selling, general and administrative expenses were $562.1 million in 1997 compared with $497.3 million in 1996, a 13.0 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 21.9 percent for 1997 compared with 21.3 percent in 1996. An increase in advertising, start-up and operational costs associated with the Parade of Shoes division; increased stores payroll; and investments in infrastructure and systems to support future growth accounted for the majority of the increase.

INTEREST (INCOME) EXPENSE Interest income and expense components were:

(dollars in millions)             1998       1997       1996
-------------------------------------------------------------
Interest income                  $(9.0)    $(10.1)     $(7.4)
Interest expense                   1.9        1.2        1.2
-------------------------------------------------------------
Interest (income) expense, net   $(7.1)   $  (8.9)     $(6.2)
=============================================================

The increase in 1998 interest expense was due to the issuance of $67.0 million of unsecured notes in November 1998. Interest expense also relates to capitalized lease obligations. Interest income is from the short-term investment of available cash balances.

INCOME TAXES The effective income tax rates were 39.9 percent for 1998, 1997 and 1996.

IMPACT OF INFLATION Inflation did not have a material impact on the Company's 1998 sales growth or earnings.


REVIEW OF FINANCIAL CONDITION
CASH FLOW Cash flow from operations (net earnings plus depreciation and amortization) was $228.8 million, 8.8 percent of net sales in 1998 compared with
8.6 percent in 1997 and 8.5 percent in 1996. Internally generated funds will continue to provide the Company with significant capital resources to enhance shareowners' value.

Sources and (uses) of cash flows are summarized below:

(dollars in millions)                         1998       1997      1996
-----------------------------------------------------------------------
Net earnings and depreciation
   and amortization                       $  228.8  $   219.5  $  198.0
Working capital (increases) decreases         (5.4)      24.0      25.8
Other operating activities                    (2.7)      (0.7)     16.7
Capital expenditures and
   other investing activities                (99.9)     (74.8)    (32.9)
Net purchases of common stock               (272.9)    (150.0)    (16.5)
Net long-term debt issuances (repayments)     65.6       (1.6)     (2.1)
-----------------------------------------------------------------------
Increase (Decrease) in cash
  and cash equivalents                    $  (86.5) $    16.4  $  189.0
=======================================================================

CAPITAL EXPENDITURES In 1998 the Company's capital expenditures totaled $108.6 million, including $50.1 million for new stores, $26.8 million to remodel existing stores and $31.7 million for other necessary improvements. The Company expects that 1999 capital expenditures will be approximately $128 million. Capital expenditures for the period 1999 through 2003 are planned at $648 million. The Company intends to use internal cash flow to finance substantially all of these expenditures.

FINANCING ACTIVITIES During 1998 the Company issued $67 million of unsecured notes. Maturities range from 2003 to 2008, with interest rates ranging from 6.55% to 7.35%. The proceeds were added to the Company's general funds and are available for stock repurchases and other general corporate purposes.

AVAILABLE CREDIT The Company has a $200 million revolving credit agreement. While no amounts had been drawn against the agreement at January 30, 1999, the balance available to the Company was reduced by $6.4 million outstanding under a letter of credit.

FINANCIAL CONDITION RATIOS Return on equity and return on net assets are as follows:

                                1998       1997       1996
-----------------------------------------------------------
Return on equity(1)             16.1%      15.1%      14.3%
Return on net assets(2)         17.2%      17.3%      15.5%
-----------------------------------------------------------

(1) Return on equity is computed as net earnings divided by beginning shareowners' equity and measures the Company's ability to invest shareowners' funds profitably. The 1998 increase results from the 1997 share repurchases.

(2) Return on net assets is computed as pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year net assets, including present value of future minimum rental payments under operating leases and represents performance independent of capital structure.

The debt-to-capitalization ratio was 9.5 percent, 1.0 percent and 1.0 percent for 1998, 1997 and 1996, respectively. The 1998 debt-to-capitalization ratio increase results from the issuance of $67 million of unsecured debt in November 1998. For purposes of the debt-to-capitalization ratio, total debt is long-term debt. Capitalization is defined as total debt, noncurrent deferred income taxes and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be 56.8 percent, 50.1 percent and 49.1 percent in 1998, 1997 and 1996, respectively.

The fixed charge coverage was 4.1x, 3.5x and 3.2x in 1998, 1997 and 1996, respectively. Fixed charges are defined as gross interest expense and the interest component of rent expense. Fixed charge coverage measures the Company's ability to meet debt obligations from earnings.

COMMON STOCK AND MARKET PRICES The Company's common stock is listed on the New York Stock Exchange under the trading symbol PSS. The Company has not paid a dividend on its shares of common stock and has no present intention to commence dividend payments. The quarterly intraday price ranges of the common stock in 1998 and 1997 were:

                          1998                    1997
                       MARKET PRICE           Market Price
Quarter            HIGH          LOW         High         Low
---------------------------------------------------------------
First              $77           $65 1/8    $44 1/8     $35 3/4
Second              74 3/8        56 3/8     63 3/4      43
Third               57 11/16      37         65          55 1/2
Fourth              53            41 5/8     70 1/4      55 1/2
---------------------------------------------------------------
Year               $77           $37        $70 1/4     $35 3/4
---------------------------------------------------------------

As of January 30, 1999, there were approximately 45,000 owners of the Company's common stock.


YEAR 2000 READINESS DISCLOSURE
Many existing computer programs were designed and developed without regard for the implications of Year 2000 and beyond. If not corrected, these computer applications could fail or create erroneous results before or at the Year 2000. For the Company, this could disrupt product purchasing and distribution, store operations, finance and other support areas, and affect the Company's ability to timely deliver product to stores, thereby causing potential lost sales opportunities and additional expenses.

THE COMPANY'S STATE OF READINESS The Company created a Year 2000 Steering Committee comprised of various senior management members and a Year 2000 Project Management Office. This group is responsible for planning and monitoring the Company's overall Year 2000 program and for reporting on a regular basis to the Company's Board of Directors.

The Company's Year 2000 program encompasses both information systems and non-information technology within the Company as well as investigation of the readiness of the Company's significant business partners. The Company engaged an international consulting firm to evaluate and assist in the monitoring of its Year 2000 program. The outside consulting firm provides periodic updates on the Company's progress to the Company's Board of Directors.

INTERNALLY ENGINEERED SYSTEMS. With assistance from another international consulting firm, the Company has evaluated and continues to evaluate the extent to which modifications to its internally engineered computer systems will be necessary to accommodate the Year 2000 and is modifying its internally engineered computer systems to enable continued processing of data into and beyond the Year 2000. This phase of the Company's Year 2000 program is nearing completion. The consulting firm has completed its work and the Company anticipates completing remediation and testing of its internally engineered computer systems using internal resources by the end of the second quarter of fiscal 1999.

PURCHASED SYSTEMS. The Company inventoried the types of purchased hardware and software systems used within the enterprise and has obtained, where feasible, contractual warranties from system vendors that their products are or will be Year 2000 compliant. This phase of the Company's Year 2000 program is complete. The Company requires Year 2000 contractual warranties from all vendors of new software and hardware. In addition, the Company is testing all significant newly purchased computer hardware and software systems in an effort to ensure their Year 2000 compliance.

BUSINESS PARTNERS. The Company has communicated with most of its suppliers, banks and other business partners or vendors seeking assurances they will be Year 2000 compliant. Although no method exists for achieving certainty that any business' significant partners will function without disruption in the Year 2000, the Company's goal is to obtain as much detailed information as possible about its significant partners' Year 2000 plans and to identify those companies which appear to pose a significant risk of failure to perform their obligations to the Company as a result of the Year 2000.

The Company has compiled detailed information regarding all of its significant business partners. The Company is planning, where appropriate, to review such significant partners throughout 1999 to confirm their level of preparedness for the Year 2000 and to make adjustments where necessary to avoid utilization of those partners who present an unacceptable level of risk.

The Company currently is not dependent on a single source for any products or services. In the event a significant supplier, bank or other business partner or vendor is unable to provide products or services to the Company due to a Year 2000 failure, the Company believes it has adequate alternate sources for such products or services. There can be no guarantee, however, that similar or identical products or services would be available on the same terms and conditions or that the Company would not experience some adverse effects as a result of switching to such alternate sources.

EMBEDDED SYSTEMS. The Company has inventoried non-computer equipment (non-information technology) throughout the enterprise to determine whether it is date sensitive. Where appropriate, the Company will seek contractual protections or make contingency plans in an effort to minimize any adverse effect on any such equipment due to the Year 2000. The Company plans to have fully tested such non-computer equipment by the end of the second quarter of 1999.

COSTS TO ADDRESS THE YEAR 2000 Spending for modifications is being expensed as incurred and is not expected to have a material impact on the Company's results of operations or cash flows.

The cost of the Company's Year 2000 program is being funded with cash flows from operations. The Company's total Year 2000 expenditures (including external and internal expenditures) are estimated to be in the range of $8-10 million. While the foregoing estimate does include internal costs, the Company does not separately track all of the internal costs incurred by it for the Year 2000 program. Such costs are principally the related payroll costs for the Company's Year 2000 Program Management Office and other internal resources who are also contributing their efforts to the Year 2000 program. The largest single Year 2000 expenditure to date has been consulting fees incurred in the context of the remediation of the Company's internally engineered computer systems as discussed above.

To date, the Company has expended approximately 95 percent of its estimated total Year 2000 expenditures, although the percentage expended cannot necessarily be taken as an indication of the Company`s degree of completion of its Year 2000 program.

RISK ANALYSIS Like most large business enterprises, the Company is dependent upon its own internal computer technology and relies upon timely performance by its business partners. As noted above, a large-scale Year 2000 failure could impair the Company's ability to timely deliver product to stores, resulting in potential lost sales opportunities and additional expenses. Neither the precise magnitude of such lost sales opportunities and additional expenses nor the exact costs of carrying out contingency plans has yet been ascertained by the Company.

The Company's Year 2000 program seeks to identify and minimize this risk and includes testing of its internally engineered systems and purchased hardware and software, to ensure, to the extent feasible, all such systems will function before and after the Year 2000. The Company is continually refining its understanding of the risk the Year 2000 poses to its significant business partners based upon information obtained through its surveys and interviews. That refinement will continue throughout 1999.

CONTINGENCY PLANS Following its risk analysis as described above, the Company's Year 2000 program includes a contingency planning phase in which appropriate plans will be made to attempt to minimize disruption to the Company's operations in the event of a Year 2000 failure.

The Company is formulating plans to handle a variety of failure scenarios, including failures of its internal systems, as well as failures of significant business partners. The level of planning required is a function of the risks ascertained through the Company's investigative efforts. The Company anticipates contingency planning across the enterprise will be completed by the end of the third quarter of 1999.

While no assurances can be given, because of the Company's extensive efforts to formulate and carry-out an effective Year 2000 program, the Company believes its program will be completed on a timely basis and should effectively minimize disruption to the Company's operations due to the Year 2000.


FORWARD-LOOKING STATEMENTS
This report contains, and from time to time, the Company may publish, forward-looking statements relating to such matters as anticipated financial performance, business prospects, e-commerce initiatives, technological developments, new products, future store openings, possible strategic alternatives and similar matters. Also, statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words and similar expressions are forwarding-looking statements.

The Company notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in its forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: changes in consumer spending patterns; changes in consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; successful implementations of new technologies; Year 2000 matters as discussed herein; the financial condition of the suppliers and manufacturers from whom the Company sources its merchandise; changes in existing or potential duties, tariffs or quotas; changes in relationships between the United States and foreign countries, economic and political instability in foreign countries or restrictive actions by the governments of foreign countries in which suppliers and manufacturers from whom the Company sources are located; changes in trade and foreign tax laws; fluctuations in currency exchange rates; availability of suitable store locations and appropriate terms; the ability to hire and train associates; and general economic, business and social conditions.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUMMARY OF SELECTED HISTORICAL FINANCIAL INFORMATION


The following table presents selected historical financial information of the Company. The information presented below reflects periods during which the Company did not operate as an independent public company, and, accordingly, certain assumptions were made in preparing this financial information. Therefore, this information may not necessarily reflect the consolidated results of operations or financial position that would have existed if the Company had been an independent public company during the periods shown or the future performance of the Company as an independent public company. The financial information below should be read in conjunction with the consolidated financial statements and the notes in this annual report.


(dollars in millions, except per                                  Fiscal Year(1)
share; shares in thousands)           1998         1997        1996          1995         1994        1993         1992
-----------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net retail sales                  $2,615.5     $2,566.9    $2,333.7      $2,330.3     $2,116.4    $1,966.5     $1,787.8
Cost of sales(2)                   1,798.9      1,799.4     1,663.5       1,696.2      1,494.9     1,369.9      1,228.0
Selling, general and
 administrative expenses(2)          598.4        557.4       484.7         472.4        403.3       374.9        347.5

Special and nonrecurring items(3)      0.8          4.7        12.6          71.8          -           -            -

Interest (income) expense, net        (7.1)        (8.9)       (6.2)          1.0          1.1         0.9          0.8
-----------------------------------------------------------------------------------------------------------------------
Total cost of sales and expenses   2,391.0      2,352.6     2,154.6       2,241.4      1,899.3     1,745.7      1,576.3
-----------------------------------------------------------------------------------------------------------------------

Earnings before income taxes         224.5        214.3       179.1          88.9        217.1       220.8        211.5
Provision for income taxes            89.5         85.4        71.4          34.9         85.6        88.0         80.4
-----------------------------------------------------------------------------------------------------------------------
Net earnings                      $  135.0     $  128.9    $  107.7      $   54.0     $  131.5    $  132.8     $  131.1
=======================================================================================================================


Diluted earnings per share(4)     $   3.78     $   3.31    $   2.67             -            -           -            -
Average shares outstanding
   - diluted(4)                     35,732       38,930      40,307             -            -           -            -

BALANCE SHEET DATA:
Working capital                   $  300.9     $  384.8    $  392.2      $  232.0     $  242.8    $  253.5     $  206.1
Property and equipment, net          492.8        486.7       502.5         560.0        590.6       433.9        383.9
Total assets                       1,017.9      1,073.0     1,091.8       1,014.3      1,019.8       840.8        732.7
Total debt                            73.5          7.9         9.5          11.5         13.1        14.5         16.1
Total equity                         702.8        836.4       853.0         752.9(5)     793.9(5)    661.0(5)     571.1(5)
=======================================================================================================================
OTHER FINANCIAL DATA:
Capital expenditures              $  108.6     $   85.4    $   73.4      $   95.4     $  255.2    $  139.8     $  119.3
Present value of operating leases    851.4        832.5       817.9         885.5        952.1       779.9        688.1
Earnings before interest,
 income taxes, depreciation
 and amortization (EBITDA)(6)        315.5        300.5       272.1         185.2        295.2       288.7        245.2
Net retail sales growth                1.9%        10.0%        1.4%(7)      10.1%         7.6%       10.0%        15.5%
Same-store sales growth               (0.8)%        5.6%        3.6%         (3.7)%       (0.2)%       1.7%         2.8%
Return on equity                      16.1%        15.1%       14.3%          6.8%        19.8%       23.3%        24.7%
Return on net assets                  17.2%        17.3%       15.5%         13.9%        20.9%       22.7%        24.7%
Number of stores (at year-end)       4,570        4,431       4,236         4,549        4,435        3,779       3,570
=======================================================================================================================

(1) All years include 52 weeks, except 1995, which includes 53 weeks.

(2) Certain expenses related to occupancy costs and asset disposals have been reclassified from selling, general and administrative expense to cost of sales.

(3) Special and nonrecurring items are included in selling, general, and administrative expenses in the accompanying Consolidated Statement of Earnings. During the fourth quarter of 1995, the Company committed to close or relocate underperforming stores and restructure its central office. The Company also incurred executive retention costs associated with the spin-off that established the Company as an independent public company.

(4) Calculations only shown since being an independent public company.

(5) Prior to 1996, total equity was the equity investment by The May Department Stores Company.

(6) EBITDA should not be considered in isolation or as a substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles.

(7) Growth percentage based on a 52-week comparison with 1995.

CONSOLIDATED STATEMENT OF EARNINGS
(dollars in millions, except per share data)

                                                     1998             1997              1996
--------------------------------------------------------------------------------------------
NET RETAIL SALES                                 $2,615.5         $2,566.9          $2,333.7
--------------------------------------------------------------------------------------------

Cost of sales                                     1,798.9          1,799.4           1,663.5
Selling, general and administrative expenses        599.2            562.1             497.3
Interest (income) expense, net                       (7.1)            (8.9)             (6.2)
--------------------------------------------------------------------------------------------

Total cost of sales and expenses                  2,391.0          2,352.6           2,154.6
--------------------------------------------------------------------------------------------

Earnings before income taxes                        224.5            214.3             179.1
Provision for income taxes                           89.5             85.4              71.4
--------------------------------------------------------------------------------------------

NET EARNINGS                                     $  135.0         $  128.9          $  107.7
============================================================================================
Diluted earnings per share                       $   3.78         $   3.31          $   2.67
--------------------------------------------------------------------------------------------

Basic earnings per share                         $   3.81         $   3.35          $   2.68
--------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
(dollars in millions, except shares and per share data)

                                                                                        JANUARY 30,       January 31,
                                                                                               1999              1998
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                              $   123.5          $  210.0
   Merchandise inventories                                                                    342.1             324.6
   Current deferred income taxes                                                               14.2              16.9
   Other current assets                                                                        16.0              11.4
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                          495.8             562.9

Property and equipment:
   Land                                                                                         6.3               4.3
   Buildings and leasehold improvements                                                       594.8             559.3
   Furniture, fixtures and equipment                                                          284.2             279.7
   Property under capital leases                                                                7.6               7.5
---------------------------------------------------------------------------------------------------------------------
Total property and equipment                                                                  892.9             850.8
   Accumulated depreciation and amortization                                                 (400.1)           (364.1)
---------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                                   492.8             486.7

Deferred income taxes                                                                          25.8              19.9
Other assets                                                                                    3.5               3.5
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                              $ 1,017.9          $1,073.0
=====================================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                                   $     1.5          $    1.4
   Accounts payable                                                                            75.5              63.8
   Accrued expenses                                                                           117.9             112.9
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                     194.9             178.1

Long-term debt                                                                                 72.0               6.5
Other liabilities                                                                              48.2              52.0

Shareowners' Equity:
   Preferred stock, $.01 par value; 25,000,000 shares authorized; none issued
   Common stock, $.01 par value; 240,000,000 shares authorized;
     36,924,127 and 41,000,000 issued in 1998 and 1997, respectively;
     32,453,406 and 37,332,068 shares outstanding in 1998 and 1997, respectively                0.3               0.4
   Additional paid-in capital                                                                  35.0              21.0
   Unearned restricted stock                                                                   (3.3)             (7.6)
   Retained earnings                                                                          670.8             822.6
---------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                     702.8             836.4
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                 $ 1,017.9          $1,073.0
=====================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(dollars in millions, shares in thousands)

                                                       Outstanding
                                                      Common Stock           Additional      Unearned                        Total
                                               ------------------------         Paid-in    Restricted      Retained   Shareowners'
                                               Shares           Dollars         Capital         Stock      Earnings         Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at February 3, 1996                           --          $   --          $  --        $   --      $  752.9       $  752.9

Net earnings                                          --              --             --            --         107.7          107.7
Shares issued at spin-off                         39,971             0.4             --            --          (0.4)            --
Issuances of common stock                            409              --           12.0         (12.0)           --             --
Purchases of common stock                           (460)             --             --            --         (16.5)         (16.5)
Amortization of unearned
 restricted stock                                     --              --             --           8.9            --            8.9
----------------------------------------------------------------------------------------------------------------------------------

Balance at February 1, 1997                       39,920             0.4           12.0          (3.1)        843.7          853.0

Net earnings                                          --              --             --            --         128.9          128.9
Issuances of common stock                            197              --            9.0          (9.0)           --             --
Purchases of common stock                         (2,785)             --             --            --        (150.0)        (150.0)
Amortization of unearned
 restricted stock                                     --              --             --           4.5            --            4.5
----------------------------------------------------------------------------------------------------------------------------------

Balance at January 31, 1998                       37,332             0.4           21.0          (7.6)        822.6          836.4

Net earnings                                          --              --             --            --         135.0          135.0
Issuances of common stock                            227              --           14.0            --            --           14.0
Purchases of common stock                         (5,106)           (0.1)            --            --        (286.8)        (286.9)
Amortization of unearned
 restricted stock                                     --              --             --           4.3            --            4.3
----------------------------------------------------------------------------------------------------------------------------------

Balance at January 30, 1999                       32,453          $  0.3          $35.0        $ (3.3)     $  670.8       $  702.8
==================================================================================================================================


Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:


                                                                                                 1998          1997           1996
----------------------------------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                                                                      3,668         1,080          1,029

Issuances of common stock
   Exercise of stock options                                                                     (214)          (38)            --
   Deferred compensation plan                                                                      (1)           --             --
   Restricted stock grants, net of forfeitures                                                    (12)         (159)          (409)
----------------------------------------------------------------------------------------------------------------------------------
Total issuances of common stock                                                                  (227)         (197)          (409)
Purchases of common stock                                                                       5,106         2,785            460
Retirement of common stock                                                                     (4,076)           --             --
----------------------------------------------------------------------------------------------------------------------------------
Balance, End of Year                                                                            4,471         3,668          1,080
==================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in millions)

                                                                                  1998             1997             1996
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings                                                                   $ 135.0          $ 128.9           $107.7
Adjustments for noncash items included in net earnings:
   Depreciation and amortization                                                  93.8             90.6             90.3
   Amortization of unearned restricted stock                                       4.3              4.5              8.9
   Deferred income taxes                                                          (3.2)            (8.9)             2.9

Changes in working capital -
   Merchandise inventories                                                       (17.5)            30.2             43.2
   Other current assets                                                           (4.6)            (1.6)            (1.1)
   Accounts payable                                                               11.7            (19.1)            17.9
   Accrued expenses                                                                5.0             14.5            (34.2)
Other assets and liabilities, net                                                 (3.8)             3.7              4.9
------------------------------------------------------------------------------------------------------------------------
Total operating activities                                                       220.7            242.8            240.5
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Capital expenditures                                                            (108.6)           (85.4)           (73.4)
Dispositions of property and equipment                                             8.7             10.6             40.5
------------------------------------------------------------------------------------------------------------------------
Total investing activities                                                       (99.9)           (74.8)           (32.9)
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Issuance of long-term debt                                                        67.0                -                -
Repayments of long-term debt                                                      (1.4)            (1.6)            (2.1)

Purchases of common stock -
   Stock repurchase program                                                     (272.9)          (150.0)           (16.5)
   Compensation plans                                                            (14.0)               -                -
Issuances of common stock                                                         14.0                -                -
------------------------------------------------------------------------------------------------------------------------
Total financing activities                                                      (207.3)          (151.6)           (18.6)
------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (86.5)            16.4            189.0
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                     210.0            193.6              4.6
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                         $ 123.5          $ 210.0           $193.6
=========================================================================================================================

Cash paid during the year:
   Interest                                                                    $   1.9          $   2.0           $  1.4
   Income taxes                                                                   79.6             85.8             67.5
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION Payless ShoeSource, Inc., a Delaware corporation, together with its subsidiaries, (the "Company"), is the largest family footwear retailer in North America.

As of January 30, 1999, the Company operated 4,357 self-service Payless ShoeSource family shoe stores in all 50 states, the District of Columbia, Puerto Rico, Guam, Saipan, the U.S. Virgin Islands and Canada. The Company also operates Parade of Shoes, a 213-store division offering fashionable women's footwear at moderate prices.

The Company utilizes a network of agents with factories in 10 foreign countries and the United States to source its products, which are manufactured to meet the Company's specifications and standards. Factories in the People's Republic of China are a source of approximately 84 percent of the Company's merchandise.

Payless ShoeSource, Inc., a Missouri corporation, and its subsidiaries ("Payless Missouri") was a subsidiary of The May Department Stores Company ("May Company") until its spin-off in May 1996. Effective June 1, 1998, Payless Missouri and its subsidiaries were reorganized into a Delaware holding company structure. The consolidated financial statements include results for the entire fiscal year for all years presented and the accounts of the Company, all wholly owned subsidiaries and one subsidiary, of which less than 0.1 percent of its shares are minority owned.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 1998, 1997 and 1996 ended on January 30, 1999, January 31, 1998, and February 1, 1997, respectively. Each of these fiscal years included 52 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

USE OF ESTIMATES Management makes estimates and assumptions that affect the amounts reported within the consolidated statement of earnings, shareowners' equity and cash flows, the consolidated balance sheet and notes to consolidated financial statements. Actual results could differ from these estimates.

NET RETAIL SALES Net retail sales ("sales") represent the sales, net of returns and excluding sales tax, of all stores operated during the period. Same-store sales represent sales of those stores open during both comparable periods.

COST OF SALES Cost of sales includes the cost of merchandise sold and the Company's buying and occupancy costs.

PRE-OPENING EXPENSES Costs associated with the opening of new stores are expensed as incurred.

ADVERTISING COSTS Advertising costs and sales promotion costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising and sales promotion costs of $84.8 million, $76.0 million and $66.4 million in 1998, 1997 and 1996, respectively.

INCOME TAXES The Company was included in the consolidated tax return filed by May Company for federal, state and local income tax purposes through May 4, 1996. The provision for income taxes for this period is calculated on a separate return basis.

Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

STOCK-BASED COMPENSATION The Company accounts for stock-based compensation by applying APB Opinion No. 25, as allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation."

CASH AND CASH EQUIVALENTS Cash equivalents consist of liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

MERCHANDISE INVENTORIES Merchandise inventories are valued by the retail method and are stated at the lower of cost, determined using the first-in, first-out
(FIFO) basis, or market.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms. Property and equipment are reviewed regularly to determine whether the carrying amount of the assets is recoverable.

INSURANCE PROGRAMS The Company retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability. The Company purchases third party coverage for losses in excess of the normal expected level. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred utilizing independent actuarial assumptions.

FOREIGN CURRENCY TRANSLATION Local currencies are the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Income and expense items of these subsidiaries are translated at average rates of exchange. Foreign currency translation gains or losses were immaterial for 1998, 1997 and 1996.

FINANCIAL DERIVATIVES Financial derivatives are used to reduce foreign exchange and interest rate risk. Gains and losses related to forward foreign exchange contracts used to hedge firm commitments are deferred and recognized in operating results or included in balance sheet amounts when the transactions are settled. The amounts of derivative financial instruments in place during 1998, 1997 and 1996 were immaterial. As of January 30, 1999 and January 31, 1998, there were no derivative financial instruments in place.

The Company intends to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities in fiscal 2000. The Company believes that SFAS No. 133 will not have a material impact on its results of operations or financial position.

SEGMENTS In 1998 the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Segments have been identified based upon management responsibility. The Company's two segments, Payless ShoeSource stores and Parade of Shoes stores, have been aggregated for reporting purposes based upon the similarity of their operations and economic characteristics.

RECLASSIFICATION Certain prior-year amounts have been reclassified to conform with the current-year presentation.

QUARTERLY RESULTS (UNAUDITED)
Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year.

Summarized quarterly results for the last two years were:


(dollars in millions,
except per share data)                1998
--------------------------------------------------------------
Quarter              FIRST  SECOND    THIRD   FOURTH      YEAR
--------------------------------------------------------------
Net retail sales    $681.0  $723.1   $643.1   $568.4  $2,615.5
Cost of sales(1)     465.4   489.4    441.0    403.2   1,798.9
Net earnings        $ 37.8  $ 49.3   $ 33.7   $ 14.2  $  135.0
--------------------------------------------------------------
Diluted earnings
   per share(2)     $ 1.00  $ 1.33   $ 0.98   $ 0.42  $   3.78
--------------------------------------------------------------
Basic earnings
   per share(2)     $ 1.01  $ 1.35   $ 0.98   $ 0.43  $   3.81
--------------------------------------------------------------

(dollars in millions,
except per share data)                1997
--------------------------------------------------------------
Quarter              First  Second    Third   Fourth      Year
--------------------------------------------------------------
Net retail sales    $645.1  $716.7   $635.7   $569.5  $2,566.9
Cost of sales(1)     448.5   497.8    444.1    409.0   1,799.4
Net earnings        $ 32.4  $ 45.6   $ 33.5   $ 17.4  $  128.9
--------------------------------------------------------------
Diluted earnings
   per share(2)     $ 0.81  $ 1.15   $ 0.88   $ 0.46  $   3.31
--------------------------------------------------------------
Basic earnings
   per share(2)     $ 0.81  $ 1.17   $ 0.89   $ 0.47  $   3.35
--------------------------------------------------------------

(1)Certain expenses related to occupancy costs have been reclassified from selling, general and administrative expense to cost of sales.
(2)Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

PROFIT SHARING PLAN
In April 1996 associates of the Company began to participate in the Payless ShoeSource, Inc. Profit Sharing Plan ("Payless Profit Sharing Plan"). Substantially all of the associates' balances in The May Department Stores Company Profit Sharing Plan, including amounts invested in May Company common stock, were transferred to the Payless Profit Sharing Plan.

On January 1, 1997, the Payless ShoeSource Profit Sharing Plan for Puerto Rico Associates ("Puerto Rico Profit Sharing Plan") was established by the Company. All associates of the Company, as of January 1, 1997, which were previously participating in the Payless Profit Sharing Plan and employed in Puerto Rico, had their account balances transferred to the Puerto Rico Profit Sharing Plan.

Contributions to the Company's profit sharing plans are related to the Company's annual performance and are at the discretion of the Board of Directors. The Company expects to contribute 2.5 percent of its pretax earnings to the Company`s profit sharing plans. Associates may voluntarily contribute to the Company`s profit sharing plans on both a before-tax and after-tax basis. Total profit sharing contributions made by the Company were $5.6 million, $5.5 million and $4.6 million in 1998, 1997 and 1996, respectively.

INCOME TAXES
The provision (benefit) for income taxes consisted of the following:


(dollars in millions)             1998       1997       1996
------------------------------------------------------------
   Federal                       $75.7      $76.6      $49.2
   State and local                17.0       17.7       11.4
------------------------------------------------------------
Taxes currently payable           92.7       94.3       60.6
------------------------------------------------------------
   Federal                        (3.0)      (7.3)       8.7
   State and local                (0.2)      (1.6)       2.1
------------------------------------------------------------
Deferred taxes                    (3.2)      (8.9)      10.8
------------------------------------------------------------
Total provision                  $89.5      $85.4      $71.4
============================================================

The reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:


                                    1998       1997       1996
--------------------------------------------------------------
Statutory federal income tax rate   35.0%      35.0%      35.0%
State and local income taxes
   (net of federal tax benefit)      4.9        4.9        4.9
--------------------------------------------------------------
Effective income tax rate           39.9%      39.9%      39.9%
------------------------------------------------------------

Major components of deferred income tax assets and (liabilities) were as follows:

                                              Jan. 30,   Jan. 31,
(dollars in millions)                            1999      1998
----------------------------------------------------------------
Accrued expenses and reserves                   $26.5      $38.8
Depreciation/amortization and basis differences  14.0       (2.2)
Other deferred income taxes, net                 (0.5)       0.2
----------------------------------------------------------------
Net deferred income taxes                        40.0       36.8
Less: Net current deferred income taxes          14.2       16.9
----------------------------------------------------------------
Noncurrent deferred income taxes                $25.8      $19.9
================================================================

EARNINGS PER SHARE
Basic earnings per share were $3.81, $3.35 and $2.68 in 1998, 1997 and 1996, respectively. The per share amounts have been computed on the basis of the weighted average number of shares outstanding.

The calculation of diluted earnings per share for 1998 excludes the impact of 188,583 stock options because to include them would have been antidilutive. Diluted earnings per share have been computed as follows:


(dollars in millions, except per
share data; shares in thousands)                 1998       1997      1996
---------------------------------------------------------------------------
Net earnings                                 $  135.0   $  128.9   $  107.7

Weighted average shares outstanding
   - basic                                     35,412     38,443     40,220

Stock options                                     320        487         87
---------------------------------------------------------------------------
Weighted average shares outstanding
   - diluted                                   35,732     38,930     40,307
---------------------------------------------------------------------------
Diluted earnings per share                   $   3.78   $   3.31   $   2.67
===========================================================================


ACCRUED EXPENSES
Major components of accrued expenses included:

                                                         Jan. 30,   Jan. 31,
(dollars in millions)                                       1999       1998
---------------------------------------------------------------------------
Construction costs                                      $   24.0   $   16.9
Profit sharing, bonus and retention                         19.3       24.1
Store closings and real estate related                      14.9       19.8
Sales, use and other taxes                                  14.0       14.7
Insurance costs                                              7.8       10.9
===========================================================================

LINE OF CREDIT
The Company has a $200 million revolving credit agreement. While no amounts had been drawn against the agreement at January 30, 1999, the balance available to the Company was reduced by $6.4 million outstanding under a letter of credit.

LONG-TERM DEBT
During 1998 the Company issued $67 million of unsecured notes. The fair value of long-term debt (excluding capital lease obligations) was approximately $66.8 million at January 30, 1999. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

Long-term debt and capital lease obligations were:

                                                         Jan. 30,   Jan. 31,
(dollars in millions)                                       1999       1998
---------------------------------------------------------------------------
   6.55% unsecured notes due 2003                       $   15.0   $      -
   6.88% unsecured notes due 2005                           22.0          -
   7.35% unsecured notes due 2008                           30.0          -
---------------------------------------------------------------------------
Total unsecured notes                                   $   67.0   $      -
Capital lease obligations                                    6.5        7.9
---------------------------------------------------------------------------
Total debt                                                  73.5        7.9
Less current maturities                                     (1.5)      (1.4)
---------------------------------------------------------------------------
Total long-term debt                                    $   72.0   $    6.5
===========================================================================

LEASE OBLIGATIONS
The Company leases substantially all of its stores. Rental expense for the Company's operating leases consisted of:

(dollars in millions)                            1998       1997       1996
---------------------------------------------------------------------------
Minimum rentals                              $  235.5   $  227.1   $  217.8
Contingent rentals based on sales                 3.3        3.3        2.7
---------------------------------------------------------------------------
Real property rentals                           238.8      230.4      220.5
Equipment rentals                                 0.9        0.8        0.8
---------------------------------------------------------------------------
Total                                        $  239.7   $  231.2   $  221.3
===========================================================================

Certain lease agreements include escalating rents over the lease terms. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is included in accrued expenses ($4.3 million) and other liabilities ($22.1 million) in the accompanying balance sheet.

Future minimum lease payments at January 30, 1999, were as follows:

                                  Capital  Operating
(dollars in millions)              Leases     Leases      Total
---------------------------------------------------------------
1999                                 $2.2   $  226.0   $  228.2
2000                                  1.3      202.2      203.5
2001                                  1.3      173.8      175.1
2002                                  1.2      142.2      143.4
2003                                  0.8      106.3      107.1
After 2003                            2.5      215.9      218.4
---------------------------------------------------------------
Minimum lease payments               $9.3   $1,066.4   $1,075.7
===============================================================

Less imputed interest component       2.8
-----------------------------------------

Present value of net minimum
 lease payments of which
 $1.5 million is included in
 current liabilities                 $6.5
-----------------------------------------

At January 30, 1999, the present value of operating leases was $851.4 million.

OTHER LIABILITIES
Major components of other liabilities included:

                                             Jan. 30,   Jan. 31,
(dollars in millions)                           1999       1998
---------------------------------------------------------------
Rent expense                                $   22.1   $   24.2
Insurance costs                                 18.2       20.2
===============================================================

COMMON STOCK REPURCHASE PROGRAMS
During 1998 the Company repurchased $272.9 million of common stock which represented the entire $150 million stock repurchase program (2.2 million shares) announced in September 1997 and $122.9 million (2.7 million shares) of the $150 million stock repurchase program announced in August 1998 that was increased to $500 million in October. The Company continues to repurchase shares of its common stock as market conditions allow and intends to complete the $500 million stock repurchase program before the end of fiscal year 2001. During 1997 the Company completed the $150 million stock repurchase program (2.8 million shares) announced in January 1997.


STOCK OPTION AND
STOCK-RELATED COMPENSATION PLANS
Under the Company's common stock option plans, options are granted at the average of the high and low trading price on the date of grant. Options to purchase may extend for up to ten years, may be exercised in installments only after stated intervals of time, and are conditional upon continued employment with the Company. The options may be exercised during certain periods following retirement, disability or death.

A summary of the status of the various stock option plans at the end of 1998 and 1997, and the changes within years are presented below:

                                                        1998
------------------------------------------------------------------------
                                                     Range of    Average
                                                     Exercise   Exercise
(shares in thousands)                    Shares        Prices      Price
------------------------------------------------------------------------
Outstanding at beginning of year          2,164        $27-59     $   39
Granted                                     233         48-72         64
Exercised                                   214         27-59         42
Forfeited or expired                         52         27-72         46
------------------------------------------------------------------------
Outstanding at end of year                2,131        $27-72     $   45
------------------------------------------------------------------------
Exercisable at end of year                  925        $27-59     $   41
Shares available for additional grants    2,873
Fair value of options granted            $   40
------------------------------------------------------------------------


                                                         1997
------------------------------------------------------------------------
                                                     Range of    Average
                                                     Exercise   Exercise
(shares in thousands)                    Shares        Prices      Price
------------------------------------------------------------------------
Outstanding beginning of year               499        $27-38     $   28
Granted                                   1,751         45-59         46
Exercised                                    38         27-46         30
Forfeited or expired                         48         27-46         42
------------------------------------------------------------------------
Outstanding at end of year                2,164        $27-59     $   39
------------------------------------------------------------------------
Exercisable at end of year                  986        $27-59     $   44
Shares available for additional grants    2,830
Fair value of options granted            $   24
------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at January 30, 1999:

(shares in thousands)
-------------------------------------------------------------------------------
            Options Outstanding                     Options Exercisable
-------------------------------------------------------------------------------
                                  Average
    Range of                    Remaining   Average                    Average
    Exercise       Number     Contractual  Exercise        Number     Exercise
      Prices  Outstanding            Life     Price   Exercisable         Life
-------------------------------------------------------------------------------
      $27-38          401         7 years       $28           249      7 years
       45-59        1,498         8 years        46           676      8 years
       48-72          232         9 years         -             0      9 years
-------------------------------------------------------------------------------


Under the 1996 Stock Incentive Plan, the Company is authorized to grant a maximum of 400,000 shares of restricted stock to management associates. No monetary consideration is paid by associates who receive restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to four years, as determined at the date of grant. In 1998 and 1997 the Company granted 19,917 and 205,480 shares of restricted stock, respectively, under the 1996 Stock Incentive Plan.

The Company's plans are accounted for as provided by APB Opinion No. 25. For stock options, no compensation cost has been recognized because the option exercise price is fixed at the average market price on the date of grant. For restricted stock grants, compensation expense is based upon the grant date average market price; it is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period based on estimates of performance levels.

SFAS No. 123, "Accounting for Stock-based Compensation," provides an alternative method of accounting for stock-based compensation, which establishes a fair value method of accounting for employee stock options or similar equity instruments. The Company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1996 and later option grants. The fair value is recognized over the option vesting period. As the fair value represents only 1996 and later option grants, the pro forma impact shown below may not be representative of future years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:


-------------------------------------------------------------------------------
(dollars in millions, except per share data)     1998       1997       1996
-------------------------------------------------------------------------------
NET EARNINGS:
 As reported                                  $ 135.0    $ 128.9    $ 107.7
 Pro forma                                    $ 128.7    $ 110.8    $ 105.6
DILUTED EARNINGS PER SHARE:
 As reported                                  $  3.78    $  3.31    $  2.67
 Pro forma                                    $  3.60    $  2.84    $  2.62
BASIC EARNINGS PER SHARE:
 As reported                                  $  3.81    $  3.35    $  2.68
 Pro forma                                    $  3.63    $  2.88    $  2.63
-------------------------------------------------------------------------------


The following assumptions were used in the Black-Scholes calculations above:

                                                 1998       1997       1996
-------------------------------------------------------------------------------
Risk-free interest rate                          5.70%      6.66%      6.47%
Expected dividend yield                             0%         0%         0%
Option life                                    10 yrs.    10 yrs.    10 yrs.
Expected volatility                                38%        30%        30%
-------------------------------------------------------------------------------


SHAREOWNER RIGHTS PLAN
The Company has a shareowner rights plan under which one right is attached to each share of the Company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock by a person or persons affiliated with such persons. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's preferred stock, shares of the Company's common stock or shares of the common stock of the acquiring person. The rights will remain in existence until April 30, 2006, unless they are terminated, extended, exercised or redeemed.


ACQUISITION
In March 1997 the Company purchased inventory, property and trademarks, and assumed leases on 186 stores of the Parade of Shoes division from J. Baker, Inc. The purchase price was approximately $28 million in cash. The acquisition of the Parade of Shoes division has been accounted for as a purchase, and accordingly, the operating results of the acquired stores have been included in the Company's consolidated results since the acquisition date.

REPORT OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF MANAGEMENT
Management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, and are prepared with the assistance of specialists within and outside the Company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements, and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is a comprehensive internal audit program.

Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the company's policies on business conduct, which are publicized throughout the Company.


AUDIT AND FINANCE COMMITTEE
OF THE BOARD OF DIRECTORS
The Board of Directors, through the activities of its Audit and Finance Committee, participates in the reporting of financial information by the Company. The committee meets regularly with management, the internal auditors and the independent public accountants. The committee reviewed the scope, timing and fees for the annual audit and the results of the audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors and attend each Audit and Finance Committee meeting.

The members of the Audit and Finance Committee are Howard R. Fricke, Thomas A. Hays, Mylle B. Mangum, Michael E. Murphy and Robert L. Stark. The Audit and Finance Committee reports the results of its activities to the full Board of Directors.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Board of Directors and Shareowners of Payless ShoeSource, Inc.:

We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Delaware corporation) and subsidiaries as of January 30, 1999, and January 31, 1998, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of January 30, 1999, and January 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
St. Louis, Missouri
February 19, 1999

BOARD OF DIRECTORS

STEVEN J. DOUGLASS
Chairman of the Board
and Chief Executive Officer

RICHARD A. JOLOSKY
Vice Chairman

KEN C. HICKS
President

DANIEL BOGGAN JR.(2)
Senior Vice President,
National Collegiate
Athletic Association (NCAA)

HOWARD R. FRICKE(1)
Chairman of the Board
and Chief Executive Officer,
The Security Benefit
Group of Companies

THOMAS A. HAYS(1)(2)
Retired Deputy Chairman,
The May Department
Stores Company

MYLLE B. MANGUM(1)
Senior Vice President,
CWT Holdings, Inc.

MICHAEL E. MURPHY(1)(2)
Retired Vice President and
Chief Administrative Officer,
Sara Lee Corporation

ROBERT L. STARK(1)
Retired Executive Vice President
of Hallmark Cards, Inc. and
Retired Dean of the Regents Center, University of Kansas

(1) Audit and Finance Committee   (2) Compensation and Nominating Committee


SENIOR MANAGEMENT

STEVEN J. DOUGLASS
Chairman of the Board and Chief Executive Officer

RICHARD A. JOLOSKY
Vice Chairman

KEN C. HICKS
President

DUANE L. CANTRELL
Executive Vice President - Retail Operations

BRYAN P. COLLINS
Senior Vice President - Division Director for Parade of Shoes

STEPHEN FARLEY
Senior Vice President - Marketing

GERALD F. KELLY, JR.
Senior Vice President - Logistics, Information Services and Technology

HARRIS MUSTAFA
Senior Vice President - Merchandise Distribution

JED L. NORDEN
Senior Vice President - Human Resources

JOANN OGEE
Senior Vice President - General Merchandise Manager - Women's

ULLRICH E. PORZIG
Senior Vice President - Chief Financial Officer and Treasurer

WILLIAM J. RAINEY
Senior Vice President - General Counsel and Secretary

THOMAS L. RINEHART
Senior Vice President - General Merchandise Manager - Men's

GARY M. STONE
Senior Vice President - Store Developement

LARRY M. STRECKER
Senior Vice President - Managing Director of Payless ShoeSource
International Limited

MICHAEL S. WILKES
Senior Vice President - General Merchandise Manager - Children's

Shareowner Information
CORPORATE HEADQUARTERS

Payless Shoesource, Inc.
3231 S.E. Sixth Street
Topeka, KS 66607-2207
(785)233-5171

1999 ANNUAL MEETING

The Annual Meeting of Shareowners will be held at 10:00 a.m., Central Daylight Saving Time, on Friday,
May 28, 1999 at:
Bradbury Thompson Center
Washburn University
1700 S.W. College
Topeka, KS

COMMON STOCK

Shares of Payless Shoesource, Inc. are listed and traded on the New York Stock Exchange. the trading symbol is PSS.

INFORMATION REQUESTS

Copies of the company's annual report to shareowners, the Form 10-K annual report to the Securities and Exchange Commission (SEC), the Form 10-Q quarterly reports to the SEC, monthly sales releases and quarterly earnings releases are available free of charge to shareowners by writing to Corporate Communications/Investor Relations at the corporate headquarters or by calling the Investor Relations phone line at (800) 626-3204.


PAYLESS SHOESOURCE ON THE INTERNET

Recent press releases issued by the company and other information are available on our World Wide Web home page. Visit us at http://www.payless.com.

SHAREOWNER INQUIRIES

Shareowner inquiries regarding stock transfer, lost certificates or address changes should be directed to the stock transfer agent and registrar, UMB Bank, as shown below.

PLEASE ADDRESS SHAREOWNER INQUIRIES TO:

Securities Transfer Division
UMB Bank
P.O. Box 410064
Kansas City, MO 64141
(816)860-7786

The bank requests certificates be sent by registered mail.

The fax number for the bank is (816) 221-0438.

The e-mail address for the bank is: sec_xfer@umb.com.

Securities analysts, shareowners and investment professionals should direct inquiries regarding Payless Shoesource, Inc. and its business to Timothy J. Reid, Director of Corporate Communications, at the corporate headquarters by calling (785) 295-6695.

THANK YOU

We would like to thank all of the Payless Shoesource and Parade of Shoes associates who participated in the creation of the 1998 annual report. We appreciate their hard work and dedication throughout the year.

Creative:Muller+Company, Kansas City, Missouri