Form 10-K405, Exhibit 13
period 2000-01-29
PAYLESS SHOESOURCE INC /DE/
filed 2000-04-21
CIK 1060232

                                                                    EXHIBIT 13.1
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

                                            PAYLESS SHOESOURCE, INC., A DELAWARE

                                       CORPORATION (THE "COMPANY"), ACHIEVED ITS

                                        FOURTH CONSECUTIVE YEAR OF RECORD SALES,

                                       NET EARNINGS AND EARNINGS PER SHARE SINCE

                                     OPERATING AS AN INDEPENDENT PUBLIC COMPANY.

                                       THE THREE-YEAR DILUTED EARNINGS PER SHARE

                                           COMPOUND GROWTH RATE IS 17.7 PERCENT.
--------------------------------------------------------------------------------

Sales for the Company increased to $2.73 billion in fiscal 1999, from $2.62 billion in 1998, an increase of 4.4 percent. Same-store sales for 1999 increased
0.9 percent. Diluted earnings per share for 1999 increased 15.1 percent to $4.35 from $3.78 last year. Net earnings totaled $136.5 million compared with $135.0 million in 1998, an increase of 1.1 percent. Return on sales was 5.0 percent in 1999, down from 5.2 percent in 1998. Return on equity improved to 19.4 percent in 1999 from 16.1 percent in 1998. Return on net assets increased to 18.4 percent in 1999 from 17.2 percent in 1998.

   During 1999 the Company had a net increase of 135 Payless ShoeSource stores (269 openings and 134 closings) and 7 Parade stores (21 openings and 14 closings). Year-end 1999 store count was 4,492 Payless ShoeSource stores and 220 Parade stores.

   The Company's expansion plans for 2000 include a net increase of approximately 288 stores, which includes both Payless ShoeSource and Parade stores. The expansion plans for 2000 through 2004 would add 430 net Payless ShoeSource stores and 450 net Parade stores. During this five-year period, the Company plans to invest $304 million for new stores and to spend an additional $112 million to remodel existing stores. These are the major components of a projected $670 million capital improvement plan.

   During 1999, the Company repurchased $142 million of common stock, with $235 million remaining of the $500 million stock repurchase program announced in October 1998. In March 2000, the Company announced a self-tender for up to 7,547,170 shares of common stock, or approximately 25 percent of the 29.6 million shares outstanding at the end of fiscal 1999. The self-tender will be financed with the Company's existing cash and additional borrowings.

   The following discussion summarizes the significant factors affecting operating results for the fiscal years ended January 29, 2000 (1999), January 30, 1999 (1998), and January 31, 1998 (1997). This discussion and analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report. References to years relate to fiscal years rather than calendar years unless otherwise designated.

REVIEW OF OPERATIONS

Diluted earnings per share reached $4.35 in 1999, compared with $3.78 in 1998 and $3.31 in 1997. Net earnings totaled $136.5 million in 1999 compared with $135.0 million in 1998 and $128.9 million in 1997. The 1999 and 1998 diluted earnings per share growth rates were 15.1 percent and 14.2 percent, respectively. Return on sales was 5.0 percent, 5.2 percent and 5.0 percent for 1999, 1998 and 1997, respectively.

Results for the past three years were as follows:

-------------------------------------------------------------------------------------------------------------------
(dollars in millions,              1999                            1998                            1997
except per share)               $       % of Sales              $       % of Sales              $       % of Sales
-------------------------------------------------------------------------------------------------------------------
Net retail sales            $2,730.1      100.0%            $2,615.5     100.0%              $2,566.9      100.0%
Cost of sales                1,868.3       68.4              1,798.9      68.8                1,799.4       70.1
Selling, general and
  administrative expenses      635.7       23.3                599.2      22.9                  562.1       21.9
Interest (income)
  expense, net                  (0.9)      (0.0)                (7.1)     (0.3)                  (8.9)      (0.3)
-------------------------------------------------------------------------------------------------------------------
Earnings before
  income taxes                 227.0        8.3                224.5       8.6                  214.3        8.3
-------------------------------------------------------------------------------------------------------------------
Provision for
  income taxes(1)               90.5       39.9                 89.5      39.9                   85.4       39.9
Net earnings                $  136.5        5.0%            $  135.0       5.2%              $  128.9        5.0%
-------------------------------------------------------------------------------------------------------------------
Diluted earnings
  per share                 $   4.35                        $   3.78                         $   3.31
-------------------------------------------------------------------------------------------------------------------
Basic earnings
  per share                 $   4.37                        $   3.81                         $   3.35
-------------------------------------------------------------------------------------------------------------------

(1) Percent of sales columns represent effective income tax rates.

- NET RETAIL SALES Net retail sales represent the sales of stores operated during the period. Same-store sales represent sales of those stores open during both comparable periods. In 1999 net retail sales increased 4.4 percent from 1998, consisting of a 7.1 percent increase in unit volume and a 2.6 percent decrease in average selling prices. Same-store sales increased 0.9 percent in 1999. In 1998 net retail sales increased 1.9 percent from 1997, consisting of a
1.8 percent decrease in unit volume and a 3.7 percent increase in average selling prices. Same-store sales decreased 0.8 percent in 1998.

   In 1997 net retail sales increased 10.0 percent from 1996, consisting of a
9.5 percent increase in unit volume and a 0.5 percent increase in average selling prices. Same-store sales increased 5.6 percent in 1997.

   The net retail sales increase in 1999 over 1998 was driven principally by growth in store count due primarily to the Company's continued expansion in the Canadian market. The moderate same-store sales increase in 1999 compared with 1998 reflected general softness in the footwear market, particularly in the first half of the year; weakness in certain geographic areas, especially the Southeast; and declines in sales of certain categories, such as women's plain pumps and flats, athletic shoes and boots. Within the dress shoe business, traditional pumps and flats continue to decline with the shift towards casual.

   The net retail sales increase in 1998 over 1997 was driven principally by growth in store count and the Company's successful entry into the Canadian market. The same-store sales decrease in 1998 compared with 1997 reflected general softness in the footwear market, particularly in the second half of the year; weakness in certain geographic areas, especially the West Coast and Northwest; declines in sales of certain categories, such as men's and children's athletic shoes, women's dress shoes, boots and sandals, due to changes in

--------------------------------------------------------------------------------
$142 MILLION                DURING 1999, THE COMPANY REPURCHASED $142 MILLION
                            OF COMMON STOCK. SHARE REPURCHASES REPRESENTED 59
                            PERCENT OF THE COMPANY'S CAPITAL ALLOCATION IN 1999.

consumer preferences and weather conditions; and pressure from close-out sales and inventory liquidation programs by competitors with excess inventories.

- COST OF SALES Cost of sales includes cost of merchandise sold, and the Company's buying and occupancy costs. Cost of sales was $1.87 billion in 1999 which was essentially flat compared with $1.80 billion in 1998. As a percent of net retail sales, cost of sales was 68.4 percent in 1999 compared with 68.8 percent in 1998. Higher gross margins in 1999 reflect continued improvements in the merchandising mix, control of freight costs and improvements in product costs.

   Cost of sales was $1.80 billion in 1998 which was flat compared with $1.80 billion in 1997. As a percent of net retail sales, cost of sales was 68.8 percent in 1998 compared with 70.1 percent in 1997. Higher gross margins in 1998 reflect improvements in the merchandise mix, control of freight costs and improvements in product costs.

- SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses were $635.7 million in 1999 compared with $599.2 million in 1998,a 6.1 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 23.3 percent for 1999 compared with
22.9 percent in 1998. The increase was primarily due to increases in store payroll and advertising expense.

   Selling, general and administrative expenses were $599.2 million in 1998 compared with $562.1 million in 1997, a 6.6 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 22.9 percent for 1998 compared with 21.9 percent in 1997. The increase was primarily due to an increase in advertising expense; negative leverage due to same-store sales below last year; and investments in systems to support future growth, enhance distribution capabilities and implement the Company's Year 2000 program, as discussed under "Year 2000 Readiness Disclosure."

-  Interest (Income) Expense
Interest income and expense components were:

--------------------------------------------------------
(dollars in millions)       1999       1998       1997
--------------------------------------------------------
Interest income            $(9.3)     $(9.0)    $(10.1)
Interest expense             8.4        1.9        1.2
--------------------------------------------------------
Interest (income)
  expense, net             $(0.9)     $(7.1)    $ (8.9)
--------------------------------------------------------

The increase in 1999 interest expense was due to the issuance of $55.0 million of unsecured notes in June 1999 and the issuance of $67.0 million of unsecured notes in November 1998. Interest expense also relates to capitalized lease obligations. Interest income is from the short-term investment of available cash balances.

   The increase in 1998 interest expense was due to the issuance of $67.0 million of unsecured notes in November 1998.

- INCOME TAXES The effective income tax rates were 39.9 percent for 1999, 1998 and 1997.

- IMPACT OF INFLATION Inflation did not have a material impact on the Company's 1999 sales growth or earnings.

--------------------------------------------------------------------------------
31.6%                                   THE COMPANY ACHIEVED GROSS
                                        MARGINS OF 31.6 PERCENT
                                        COMPARED WITH 31.2 PERCENT
                                        IN 1998. HIGHER GROSS
                                        MARGINS IN 1999 REFLECT
                                        CONTINUED IMPROVEMENTS IN
                                        THE MERCHANDISING
                                        MIX, CONTROL OF FREIGHT COSTS, AND
                                        IMPROVEMENTS IN PRODUCT COSTS.

REVIEW OF FINANCIAL CONDITION
- CASH FLOW Cash flow from operations (net earnings plus depreciation and amortization) was $233.9 million, 8.6 percent of net sales in 1999 compared with
8.8 percent in 1998 and 8.6 percent in 1997. Internally generated funds will continue to provide the Company with significant capital resources to enhance shareowners' value. Sources and (uses) of cash flows are summarized below:

----------------------------------------------------------------------------------------------
(dollars in millions)                                            1999       1998      1997
----------------------------------------------------------------------------------------------
Net earnings and depreciation / amortization                    $233.9     $228.8    $219.5
Working capital (increases) decreases                            (28.8)      (5.4)     24.0
Other operating activities                                         8.8       (2.7)     (0.7)
Capital expenditures and other investing activities              (87.5)     (99.9)    (74.8)
Net purchases of common stock                                   (139.0)    (272.9)   (150.0)
Net long-term debt issuances (repayments)                         53.3       65.6      (1.6)
----------------------------------------------------------------------------------------------
Increase (Decrease) in cash
  and cash equivalents                                          $ 40.7     $(86.5)   $ 16.4
----------------------------------------------------------------------------------------------

- CAPITAL EXPENDITURES In 1999 the Company's capital expenditures totaled $100.4 million, including $48.0 million for new stores, $16.6 million to remodel existing stores and $35.8 million for other necessary improvements. The Company expects that 2000 capital expenditures will be approximately $150 million. Capital expenditures for the period 2000 through 2004 are planned at $670 million. The Company intends to use internal cash flow to finance substantially all of these expenditures.

- FINANCING ACTIVITIES During 1999 the Company issued $55 million of unsecured notes. Maturities range from 2004 to 2009, with interest rates ranging from 7.34% to 7.78% and principal payments starting in 2003. The proceeds were added to the Company's general funds and are available for stock repurchases and other general corporate purposes. In conjunction with the self-tender, the Company expects to issue indebtedness of up to $400 million including the refinancing of its existing notes.

- AVAILABLE CREDIT The Company has a $200 million revolving credit agreement. While no amounts had been drawn at January 29, 2000, the balance available to the Company was reduced by $11.4 million outstanding under a letter of credit.

-  FINANCIAL CONDITION RATIOS
Return on equity and return on net assets are as follows:

-------------------------------------------------
                           1999    1998    1997
-------------------------------------------------
Return on equity(1)        19.4%   16.1%   15.1%
-------------------------------------------------
Return on net assets(2)    18.4%   17.2%   17.3%
-------------------------------------------------

(1) Return on equity is computed as net earnings divided by beginning shareowners' equity and measures the Company's ability to invest shareowners' funds profitably. The 1999 increase results from the net earnings growth and 1998 share repurchases. The 1998 increase results from the net earnings growth and the 1997 share repurchases.

(2) Return on net assets is computed as pretax earnings before net interest expense and the interest component of operating leases, divided by beginning of year net assets, including present value of operating leases (PVOL) and represents performance independent of capital structure. The 1999 increase results from the decrease in beginning of year net assets including PVOL.

The debt-to-capitalization ratio was 15.3 percent, 9.5 percent and 1.0 percent for 1999, 1998 and 1997, respectively. The 1999 debt-to-capitalization ratio increase results from the issuance of $55 million of unsecured debt in June 1999. The 1998 debt-to-capitalization ratio increase results from the issuance of $67 million of unsecured debt in November 1998. For purposes of the debt-to-capitalization ratio, total debt is long-term debt. Capitalization is defined as total debt, noncurrent deferred income taxes and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be
58.1 percent, 56.8 percent and 50.1 percent in 1999, 1998 and 1997, respectively.

   The fixed charge coverage was 3.8x, 4.1x and 3.5x in 1999, 1998 and 1997, respectively. Fixed charges are defined as gross interest expense and the interest component of rent expense. Fixed charge coverage measures the Company's ability to meet debt obligations from earnings.

-  COMMON STOCK AND MARKET PRICES
The Company's common stock is listed on the New York Stock Exchange under the trading symbol PSS. The Company has not paid a dividend on its shares of common stock and has no present intention to commence dividend payments. The quarterly intraday price ranges of the common stock in 1999 and 1998 were:

                       1999                   1998
                    Market Price           Market Price
Fiscal Quarter     High      Low         High         Low
-------------------------------------------------------------
First            $59 1/4    $44 3/8      $77        $65 1/8
Second            59 13/16   48 7/16      74 3/8     56 3/8
Third             54 1/8     44 3/4       57 11/16   37
Fourth            47 3/4     40           53         41 5/8
--------------------------------------------------------------
Year             $59 13/16  $40          $77        $37
--------------------------------------------------------------

As of January 29, 2000, there were approximately 18,514 registered holders of the Company's common stock compared to approximately 19,931 registered holders as of January 30, 1999.

YEAR 2000 READINESS DISCLOSURE
During 1999, management completed the process of preparing for the Year 2000 date change. This process involved identifying and remediating date recognition problems in computer systems, software and other operating equipment, working with third parties to address their Year 2000 issues and developing contingency plans to address potential risks in the event of Year 2000 failures. To date, the Company has successfully managed the transition.

   Although considered unlikely, unanticipated problems in the Company's core business processes, including problems associated with non-compliant third parties, leap year and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. Management will continue to monitor all business processes, including interaction with the Company's customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.

   Through 1999, the Company expended approximately $9.9 million on its Year 2000 readiness efforts. While the foregoing cost does include internal costs, the Company did not separately track all of the internal costs incurred by it for its Year 2000 program, such as the payroll-related costs for the Company's Year 2000 Program Management Office and other internal resources who also contributed to the Year 2000 program. The Company's Year 2000 efforts included replacing some outdated, noncompliant hardware and noncompliant software as well as identifying and remediating Year 2000 problems. The Company anticipates that the costs for ongoing monitoring and support activities throughout 2000 will not be significant.

FORWARD-LOOKING STATEMENTS
This report contains, and from time to time the Company may publish, forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, future store openings, possible strategic alternatives and similar matters. Also, statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words and similar expressions are forward-looking statements. The Company notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in its forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: changes in consumer spending patterns; changes in consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; Year 2000 matters as discussed herein; the financial condition of the suppliers and manufacturers from whom the Company sources its merchandise; changes in existing or potential duties, tariffs or quotas; changes in relationships between the United States and foreign countries, economic and political instability in foreign countries or restrictive actions by the governments of foreign countries in which suppliers and manufacturers from whom the Company sources are located; changes in trade and foreign tax laws; fluctuations in currency exchange rates; availability of suitable store locations and appropriate terms; the ability to hire and train associates; and general economic, business and social conditions. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUMMARY OF SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents selected historical financial information of the Company. The information presented below reflects periods during which the Company did not operate as an independent public company and, accordingly, certain assumptions were made in preparing this financial information. Therefore, this information may not necessarily reflect the consolidated results of operations or financial position that would have existed if the Company had been an independent public company during the periods shown or the future performance of the Company as an independent public company. The financial information below should be read in conjunction with the consolidated financial statements and the notes in this annual report.

------------------------------------------------------------------------------------------------------------------------------------
(dollars in millions, except per                                              Fiscal  Year(1)
share; shares in thousands)               1999         1998          1997          1996          1995         1994         1993
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net retail sales                        $2,730.1    $ 2,615.5     $ 2,566.9     $ 2,333.7     $ 2,330.3    $ 2,116.4    $ 1,966.5
Cost of sales(2)                         1,868.3      1,798.9       1,799.4       1,663.5       1,696.2      1,494.9      1,369.9
Selling, general and
  administrative expenses(2)               635.7        598.4         557.4         484.7         472.4        403.3        374.9
Special and nonrecurring items(3)              -          0.8           4.7          12.6          71.8            -            -
Interest (income) expense, net              (0.9)        (7.1)         (8.9)         (6.2)          1.0          1.1          0.9
------------------------------------------------------------------------------------------------------------------------------------
Total cost of sales and expenses         2,503.1      2,391.0       2,352.6       2,154.6       2,241.4      1,899.3      1,745.7
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes               227.0        224.5         214.3         179.1          88.9        217.1        220.8
Provision for income taxes                  90.5         89.5          85.4          71.4          34.9         85.6         88.0
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                            $  136.5    $   135.0     $   128.9     $   107.7     $    54.0     $  131.5     $  132.8
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share(4)           $   4.35    $    3.78     $    3.31     $    2.67             -            -            -
Average shares outstanding-diluted(4)     31,365       35,732        38,930        40,307             -            -            -

BALANCE SHEET DATA:
Working capital                         $  369.1    $   300.9     $   384.8     $   392.2     $   232.0     $  242.8     $  253.5
Property and equipment, net                482.9        492.8         486.7         502.5         560.0        590.6        433.9
Total assets                             1,075.5      1,036.7       1,073.0       1,091.8       1,014.3      1,019.8        840.8
Total debt                                 126.8         73.5           7.9           9.5          11.5         13.1         14.5
Total equity                               703.8        702.8         836.4         853.0         752.9(5)     793.9(5)     661.0(5)
------------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA:
Capital expenditures                    $  100.4    $   108.6     $    85.4     $    73.4     $    95.4     $  255.2     $  139.8
Present value of operating leases          849.5        851.4         832.5         817.9         885.5        952.1        779.9
Earnings before interest,
  income taxes, depreciation
  and amortization (EBITDA)(6)             326.1        315.5         300.5         272.1         185.2        295.2        288.7
Net retail sales growth                      4.4%         1.9%         10.0%          1.4%(7)      10.1%         7.6%        10.0%
Same-store sales growth                      0.9%        (0.8)%         5.6%          3.6%         (3.7)%       (0.2)%        1.7%
Return on equity                            19.4%        16.1%         15.1%         14.3%          6.8%        19.8%        23.3%
Return on net assets                        18.4%        17.2%         17.3%         15.5%         13.9%        20.9%        22.7%
Stores open (at year-end)                   4,712       4,570         4,431         4,236         4,549        4,435        3,779
------------------------------------------------------------------------------------------------------------------------------------

(1) All years include 52 weeks, except 1995, which includes 53 weeks.

(2) Certain expenses related to occupancy costs and asset disposals have been reclassified from selling, general and administrative expense to cost of sales.

(3) Special and nonrecurring items are included in selling, general and administrative expenses in the accompanying Consolidated Statement of Earnings. During the fourth quarter of 1995, the Company committed to close or relocate underperforming stores and restructure its central office. The Company also incurred executive retention costs associated with the spin-off that established the Company as an independent public company.

(4) Calculations only shown since being an independent public company.

(5) Prior to 1996, total equity was the equity investment by May Company.

(6) EBITDA should not be considered in isolation or as a substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles.

(7) Growth percentage based on a 52-week comparison with 1995.

CONSOLIDATED STATEMENT OF EARNINGS
(dollars in millions, except per share)

------------------------------------------------------------------------------------------------
                                                         1999            1998            1997
------------------------------------------------------------------------------------------------
NET RETAIL SALES                                       $2,730.1        $2,615.5        $2,566.9
Cost of sales                                           1,868.3         1,798.9         1,799.4
Selling, general and administrative expenses              635.7           599.2           562.1
Interest (income) expense, net                             (0.9)           (7.1)           (8.9)
------------------------------------------------------------------------------------------------
Total cost of sales and expenses                        2,503.1         2,391.0         2,352.6
------------------------------------------------------------------------------------------------
Earnings before income taxes                              227.0           224.5           214.3
Provision for income taxes                                 90.5            89.5            85.4
------------------------------------------------------------------------------------------------
NET EARNINGS                                           $  136.5        $  135.0        $  128.9
------------------------------------------------------------------------------------------------
Diluted earnings per share                             $   4.35        $   3.78        $   3.31
------------------------------------------------------------------------------------------------
Basic earnings per share                               $   4.37        $   3.81        $   3.35
------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

19.4%                                 In 1999, Payless ShoeSource, Inc.
                                      achieved 19.4 percent return on
                                      shareowners' equity, an increase from
                                      the 16.1 percent return on equity
                                      achieved in 1998.

CONSOLIDATED BALANCE SHEET
(dollars in millions, except per share)

------------------------------------------------------------------------------
                                                January 29,     January 30,
                                                   2000            1999
------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                        $  164.2       $   123.5
Merchandise inventories                             349.7           342.1
Current deferred income taxes                        12.1            14.2
Other current assets                                 40.9            34.8
------------------------------------------------------------------------------
Total current assets                                566.9           514.6

Property and equipment:
Land                                                  7.5             6.3
Buildings and leasehold improvements                713.9           652.5
Furniture, fixtures and equipment                   309.1           293.6
Property under capital leases                         7.3             7.6
------------------------------------------------------------------------------
Total property and equipment                      1,037.8           960.0
Accumulated depreciation and amortization          (554.9)         (467.2)
------------------------------------------------------------------------------
Property and equipment, net                         482.9           492.8
Deferred income taxes                                21.3            25.8
Other assets                                          4.4             3.5
------------------------------------------------------------------------------
Total assets                                     $1,075.5        $1,036.7
------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
Current maturities of long-term debt             $    0.7        $    1.5
Accounts payable                                     81.2            95.4
Accrued expenses                                    115.9           116.8
------------------------------------------------------------------------------
Total current liabilities                           197.8           213.7
Long-term debt                                      126.1            72.0
Other liabilities                                    47.8            48.2
Shareowners' Equity:
Preferred stock, $.01 par value; 25,000,000
 shares authorized; none issued
Common stock, $.01 par value; 240,000,000
 shares authorized; 36,924,127 and 36,924,127
 issued; 29,601,939 and 32,453,406
 shares outstanding in 1999 and 1998,
 respectively                                         0.3             0.3
Additional paid-in capital                           40.1            35.0
Unearned restricted stock                            (0.8)           (3.3)
Retained earnings                                   663.2           670.8
Accumulated other comprehensive income                1.0             -
------------------------------------------------------------------------------
Total shareowners' equity                           703.8           702.8
------------------------------------------------------------------------------
Total liabilities and shareowners' equity        $1,075.5        $1,036.7
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(dollars in millions, shares in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                 Outstanding       Additional     Unearned                   Other         Total
                                Common  Stock       Paid-in      Restricted   Retained   Comprehensive  Shareowners' Comprehensive
                               Shares  Dollars      Capital        Stock      Earnings       Income        Equity       Income
------------------------------------------------------------------------------------------------------------------------------------

Balance at February 1, 1997     39,920    $0.4       $12.0        $(3.1)        $843.7           -        $853.0
====================================================================================================================================
Net earnings                         -       -           -            -          128.9           -         128.9         $128.9
Issuances of common stock          197       -         9.0         (9.0)             -           -             -
Purchases of common stock       (2,785)      -           -            -         (150.0)          -        (150.0)
Amortization of unearned
restricted stock                     -       -           -          4.5              -           -           4.5
Comprehensive income                                                                                                      128.9
====================================================================================================================================
Balance at January 31, 1998     37,332     0.4        21.0         (7.6)         822.6           -         836.4
====================================================================================================================================
Net earnings                         -       -           -            -          135.0           -         135.0          135.0
Issuances of common stock          227       -        14.0            -              -           -          14.0
Purchases of common stock       (5,106)   (0.1)          -            -         (286.8)          -        (286.8)
Amortization of unearned
restricted stock                     -       -           -          4.3              -           -           4.3
Comprehensive income                                                                                                      135.0
====================================================================================================================================
Balance at January 30, 1999     32,453     0.3        35.0         (3.3)         670.8           -         702.8
====================================================================================================================================
Net earnings                         -       -           -            -          136.5           -         136.5          136.5
Translation adjustments              -       -           -            -              -         1.0           1.0            1.0
Issuances of common stock           85       -         5.1            -              -           -           5.1
Purchases of common stock       (2,936)      -           -            -         (144.1)          -        (144.1)
Amortization of unearned
restricted stock                     -       -           -          2.5              -           -          2.5
Comprehensive income                                                                                                     $137.5
====================================================================================================================================
Balance at January 29, 2000     29,602    $0.3       $40.1        $(0.8)        $663.2        $1.0       $703.8
====================================================================================================================================


Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:


--------------------------------------------------------------------------------
                                                       1999      1998      1997
--------------------------------------------------------------------------------
Balance, Beginning of Year                            4,471     3,668     1,080
Issuances of common stock:
 Exercise of stock options                             (102)     (214)      (38)
 Deferred compensation plan                              (1)       (1)        -
 Restricted stock grants, net of forfeitures             18       (12)     (159)
--------------------------------------------------------------------------------
Total issuances of common stock                         (85)     (227)     (197)
Purchases of common stock                             2,936     5,106     2,785
Retirement of common stock                                -    (4,076)        -
--------------------------------------------------------------------------------
Balance End of Year                                   7,322     4,471     3,668
================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in millions)


-------------------------------------------------------------------------------------------------
                                                               1999       1998          1997
-------------------------------------------------------------------------------------------------
Operating activities:
Net earnings                                              $   136.5  $   135.0         $   128.9
Adjustments for noncash items included in net earnings:
 Depreciation and amortization                                 97.4       93.8              90.6
 Amortization of unearned restricted stock                      2.5        4.3               4.5
 Deferred income taxes                                          6.6       (3.2)             (8.9)
Changes in working capital:
 Merchandise inventories                                       (7.6)     (17.5)             30.2
 Other current assets                                          (6.1)      (4.6)             (1.6)
 Accounts payable                                             (14.2)      11.7             (19.1)
 Accrued expenses                                              (0.9)       5.0              14.5
Other assets and liabilities, net                              (0.3)      (3.8)              3.7
-------------------------------------------------------------------------------------------------
Total operating activities                                    213.9      220.7             242.8
-------------------------------------------------------------------------------------------------
Investing activities:
Capital expenditures                                         (100.4)    (108.6)            (85.4)
Dispositions of property and equipment                         12.9        8.7              10.6
-------------------------------------------------------------------------------------------------
Total investing activities                                    (87.5)     (99.9)            (74.8)
-------------------------------------------------------------------------------------------------
Financing activities:
Issuance of long-term debt                                     55.0       67.0                --
Repayments of long-term debt                                   (1.7)      (1.4)             (1.6)
Purchases of common stock:
 Stock repurchase program                                    (142.4)    (272.9)           (150.0)
 Compensation plans                                            (1.7)     (14.0)               --
Issuances of common stock                                       5.1       14.0                --
-------------------------------------------------------------------------------------------------
Total financing activities                                    (85.7)    (207.3)           (151.6)
-------------------------------------------------------------------------------------------------
Increase (Decrease) in cash and cash equivalents               40.7      (86.5)             16.4
Cash and cash equivalents, beginning of year                  123.5      210.0             193.6
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $   164.2  $   123.5         $   210.0
=================================================================================================
Cash paid during the year:
 Interest                                                 $     8.4  $     1.9         $     2.0
 Income taxes                                                  77.5       79.6              85.8
-------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- Description of Business and Basis of Presentation Payless ShoeSource, Inc., a Delaware corporation, together with its subsidiaries, (the "Company"), is the largest family footwear retailer in North America.

   As of January 29, 2000, the Company operated 4,492 Payless ShoeSource family shoe stores in all 50 states, the District of Columbia, Puerto Rico, Guam, Saipan, the U.S. Virgin Islands and Canada. The Company also operates Parade, a 220-store division offering fashionable women's footwear at moderate prices.

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

-  FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 1999, 1998 and 1997 ended on January 29, 2000 January 30, 1999, and January 31, 1998, respectively. Each of these fiscal years included 52 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

- USE OF ESTIMATES Management makes estimates and assumptions that affect the amounts reported within the consolidated statement of earnings, shareowners' equity and cash flows, the consolidated balance sheet and notes to consolidated financial statements. Actual results could differ from these estimates.

- NET RETAIL SALES Net retail sales ("sales") represent the sales, net of returns and excluding sales tax, of all stores operated during the period. Same-store sales represent sales of those stores open during both comparable periods.

- COST OF SALES Cost of sales includes the cost of merchandise sold and the Company's buying and occupancy costs.

- PRE-OPENING EXPENSES Costs associated with the opening of new stores are expensed as incurred.

- ADVERTISING COSTS Advertising costs and sales promotion costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising and sales promotion costs of $87.2 million, $84.8 million and $76.0 million in 1999, 1998 and 1997, respectively.

- INCOME TAXES Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

- STOCK-BASED COMPENSATION The Company accounts for stock-based compensation by applying APB Opinion No. 25, as allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation."

- CASH AND CASH EQUIVALENTS Cash equivalents consist of liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

- MERCHANDISE INVENTORIES Merchandise inventories are valued by the retail method and are stated at the lower of cost, determined using the first-in, first-out (FIFO) basis, or market.

- PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms. Property and equipment are reviewed regularly to determine whether the carrying amount of the assets is recoverable.

- INSURANCE PROGRAMS The Company retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability. The Company purchases third party coverage for losses in excess of the normal expected level. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred utilizing independent actuarial assumptions.

- FOREIGN CURRENCY TRANSLATION Local currencies are the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Income and expense items of these subsidiaries are translated at average rates of exchange.

- FINANCIAL DERIVATIVES Financial derivatives are used to reduce foreign exchange and interest rate risk. Gains and losses related to forward foreign exchange contracts used to hedge firm commitments are deferred and recognized in operating results or included in balance sheet amounts when the transactions are settled. As of January 29, 2000, January 30, 1999 and January 31, 1998, there were no derivative financial instruments in place.

   The Company intends to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities in fiscal 2001. The Company believes that SFAS No. 133 will not have a material impact on its results of operations or financial position.

- SEGMENTS In 1998 the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Segments have been identified based upon management responsibility. The Company's two segments, Payless ShoeSource stores and Parade stores, have been aggregated for reporting purposes based upon the similarity of their operations and economic characteristics.

- RECLASSIFICATION Certain prior-year amounts have been reclassified to conform with the current-year presentation.

QUARTERLY RESULTS (UNAUDITED)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:

------------------------------------------------------------------------------------------------------------------------------------
(dollars in millions,
except per share)                              1999                                                1998
------------------------------------------------------------------------------------------------------------------------------------
Quarter                  First   Second    Third    Fourth      Year      First    Second      Third   Fourth     Year
------------------------------------------------------------------------------------------------------------------------------------
Net retail sales       $ 689.2   $767.6   $ 669.4  $ 604.0  $ 2,730.1   $ 681.0   $ 723.1    $ 643.1  $ 568.4  $ 2,615.5
Cost of sales            468.6    514.2     455.5    430.0    1,868.3     465.4     489.4      441.0    403.2    1,798.9
Net earnings           $  35.3   $ 51.3   $  34.6  $  15.3  $   136.5   $  37.8   $  49.3    $  33.7  $  14.2  $   135.0
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings
 per share(1)          $  1.09   $ 1.61   $  1.11  $  0.51  $    4.35   $  1.00   $  1.33    $  0.98  $  0.42  $    3.78
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings
 per share(1)          $  1.09   $ 1.62   $  1.12  $  0.51  $    4.37   $  1.01   $  1.35    $  0.98  $  0.43  $    3.81
------------------------------------------------------------------------------------------------------------------------------------


(1) Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.
--------------------------------------------------------------------------------

PROFIT SHARING PLAN

The Company has a qualified profit sharing plan ("Payless Profit Sharing Plan") that covers associates who work 1,000 hours or more in a year and have attained age 21. On January 1, 1997, the Payless ShoeSource Profit Sharing Plan for Puerto Rico Associates ("Puerto Rico Profit Sharing Plan") was established by the Company. All associates of the Company, as of January 1, 1997, who were previously participating in the Payless Profit Sharing Plan and employed in Puerto Rico, had their account balances transferred to the Puerto Rico Profit Sharing Plan.

   The Company's profit sharing plans are defined contribution plans that provide for Company contributions related to the Company's annual performance and are at the discretion of the Board of Directors. The Company expects to contribute 2.5 percent of its pretax earnings to the Company's profit sharing plans. Associates may voluntarily contribute to the Company's profit sharing plans on both a before-tax and after-tax basis. Total profit sharing contributions made by the Company were $5.7 million, $5.6 million and $5.5 million in 1999, 1998 and 1997, respectively.

INCOME TAXES

The provision (benefit) for income taxes consisted of the following:


--------------------------------------------------------------------------------
(dollars in millions)               1999       1998     1997
--------------------------------------------------------------------------------
 Federal                         $  68.5     $ 75.7   $ 76.6
 State and local                    15.4       17.0     17.7
--------------------------------------------------------------------------------
Taxes currently payable             83.9       92.7     94.3
--------------------------------------------------------------------------------
 Federal                             5.0       (3.0)    (7.3)
 State and local                     1.6       (0.2)    (1.6)
--------------------------------------------------------------------------------
Deferred taxes                       6.6       (3.2)    (8.9)
--------------------------------------------------------------------------------
Total provision                  $  90.5     $ 89.5   $ 85.4
================================================================================

The reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:


--------------------------------------------------------------------------------
                                         1999    1998    1997
--------------------------------------------------------------------------------
Statutory federal income tax rate       35.0%   35.0%   35.0%
State and local income taxes
 (net of federal tax benefit)            4.9     4.9     4.9
--------------------------------------------------------------------------------
Effective income tax rate               39.9%   39.9%   39.9%
================================================================================

Major components of deferred income tax assets and (liabilities) were as follows:

--------------------------------------------------------------------------------
                                                 Jan. 29,     Jan. 30,
(dollars in millions)                               2000         1999
--------------------------------------------------------------------------------
Accrued expenses and reserves                    $  21.7     $  26.5
Depreciation/amortization
 and basis differences                              11.7        14.0
Other deferred income taxes, net                      --        (0.5)
--------------------------------------------------------------------------------
Net deferred income taxes                           33.4        40.0
Less: Net current deferred income taxes             12.1        14.2
--------------------------------------------------------------------------------
Noncurrent deferred income taxes                 $  21.3     $  25.8
================================================================================

EARNINGS PER SHARE

Basic earnings per share were $4.37, $3.81 and $3.35 in 1999, 1998 and 1997, respectively. The per share amounts have been computed on the basis of the weighted average number of shares outstanding.

   The calculation of diluted earnings per share for 1999 and 1998 excludes the impact of 312,103 and 188,583 stock options, respectively, because to include them would have been antidilutive. Diluted earnings per share have been computed as follows:


--------------------------------------------------------------------------------
(dollars in millions, except per
share; shares in thousands)                1999       1998         1997
--------------------------------------------------------------------------------
Net earnings                              $136.5      $135.0      $128.9
Weighted average
 shares outstanding - basic               31,221      35,412      38,443
Stock options                                144         320         487
--------------------------------------------------------------------------------
Weighted average
 shares outstanding - diluted             31,365      35,732      38,930
--------------------------------------------------------------------------------
Diluted earnings per share                $ 4.35      $ 3.78      $ 3.31
================================================================================

ACCRUED EXPENSES

Major components of accrued expenses included:

--------------------------------------------------------------------------------
                                                  Jan. 29,        Jan. 30,
(dollars in millions)                                2000            1999
--------------------------------------------------------------------------------
Profit sharing, bonus and retention              $  25.1         $  20.9
Sales, use and other taxes                          21.2            14.0
Store closings and real estate related              16.6            14.9
Construction costs                                  14.9            22.0
Insurance costs                                      2.6             6.3
================================================================================

LINE OF CREDIT

The Company has in place a $200 million unsecured revolving credit facility with a bank syndication group. While no amounts had been drawn as of January 29,2000,the balance available to the Company was reduced by $11.4 million outstanding under a letter of credit.

LONG-TERM DEBT

During 1999 and 1998 the Company issued $55 million and $67 million of unsecured notes, respectively, The fair value of long-term debt (excluding capital lease obligations) was approximately $106.4 million at January 29, 2000 and $66.8 million at January 30, 1999. The fair values were determined using borrowing rates for debt instruments with similar terms and maturities.

Long-term debt and capital lease obligations were:


--------------------------------------------------------------------------------
                                      Jan. 29,      Jan. 30,
(dollars in millions)                    2000          1999
--------------------------------------------------------------------------------
6.55% unsecured notes due 2003      $    15.0     $    15.0
7.34% unsecured notes due 2004           20.0             -
6.88% unsecured notes due 2005           22.0          22.0
7.35% unsecured notes due 2008           30.0          30.0
7.67% unsecured notes due 2009           15.0             -
7.78% unsecured notes due 2009           20.0             -

Total unsecured notes               $   122.0     $    67.0
Capital lease obligations                 4.8           6.5
--------------------------------------------------------------------------------
Total debt                              126.8          73.5
Less current maturities                  (0.7)         (1.5)
--------------------------------------------------------------------------------
Total long-term debt                $   126.1     $    72.0
================================================================================

Principal payments of unsecured notes are $17.0 million in 2003,$22.0 million in 2004 and $83.0 million thereafter.

LEASE OBLIGATIONS

The Company leases substantially all of its stores. Rental expense for the Company's operating leases consisted of:


--------------------------------------------------------------------------------
(dollars in millions)                     1999         1998         1997
--------------------------------------------------------------------------------
Minimum rentals                         $251.7       $235.5       $227.1
Contingent rentals based on sales          3.4          3.3          3.3
--------------------------------------------------------------------------------
Real property rentals                    255.1        238.8        230.4
Equipment rentals                          0.9          0.9          0.8
--------------------------------------------------------------------------------
Total                                   $256.0       $239.7       $231.2
================================================================================

Certain lease agreements include escalating rents over the lease terms. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is included in accrued expenses ($4.4 million) and other liabilities ($19.4 million) in the accompanying balance sheet.

Future minimum lease payments at January 29, 2000, were as follows:


--------------------------------------------------------------------------------
                              Capital    Operating
(dollars in millions)         Leases      Leases         Total
--------------------------------------------------------------------------------
2000                        $  1.3     $   232.8     $   234.1
2001                           1.3         204.6         205.9
2002                           1.2         170.9         172.1
2003                           0.8         133.4         134.2
2004                           0.7          93.6          94.3
After 2004                     1.7         225.4         227.1
--------------------------------------------------------------------------------
Minimum lease payments      $  7.0     $ 1,060.7     $ 1,067.7
================================================================================

Less imputed interest component      2.2
----------------------------------------
Present value of net minimum
 lease payments of which $0.7 million
 is included in current liabilities $4.8
----------------------------------------

At January 29, 2000, the present value of operating leases was $849.5 million.

OTHER LIABILITIES

Major components of other liabilities included:

--------------------------------------------------------------------------------
                        Jan. 29,  Jan. 30,
(dollars in millions)      2000      1999
--------------------------------------------------------------------------------
Rent expense              $19.4     $22.1
Insurance costs            18.3      18.2
--------------------------------------------------------------------------------

COMMON STOCK REPURCHASE PROGRAMS

During 1999, the Company repurchased $142 million of common stock (2.9 million shares) with $235 million remaining of the $500 million stock repurchase program announced in October 1998. During 1998,the Company completed the $150 million stock repurchase program (2.2 million shares) announced in September 1997. During 1997, the Company completed the $150 million stock repurchase program (2.8 million shares) announced in January 1997.

STOCK OPTION AND STOCK-RELATED COMPENSATION PLANS

Under the Company's common stock option plans, options are granted at the average of the high and low trading price on the date of grant. Options to purchase may extend for up to 10 years, may be exercised in installments only after stated intervals of time, and are conditional upon continued employment with the Company. The options may be exercised during certain periods following retirement, disability or death.

A summary of the status of the various stock option plans at the end of 1999, 1998 and 1997, and the changes within years are presented below:


----------------------------------------------------------------------------------------------------------------------------------
                                                     1999                        1998                         1997
----------------------------------------------------------------------------------------------------------------------------------
                                                   Range of   Average        Range of    Average              Range of   Average
                                                   Exercise  Exercise        Exercise   Exercise              Exercise   Exercise
(shares in thousands)                     Shares    Prices    Price   Shares   Prices    Prices    Shares      Prices     Price
----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year         2,137      $27-72    $  45    2,164   $27-59    $  39       499       $27-38     $  28
Granted                                     93       52-53       53      233    48-72       64     1,751        45-59        46
Exercised                                  102       27-59       37      214    27-59       42        38        27-46        30
Forfeited or expired                       202       27-72       46       52    27-72       46        48        27-46        42
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               1,920      $27-72    $  45    2,131   $27-72    $  45     2,164       $27-59     $  39
----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                 860      $27-59    $  40      925   $27-59    $  41       986       $27-59     $  44
Shares available for
additional grants                        2,719                         2,873                       2,830
Fair value of options granted              $32                          $ 40                        $ 24
----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at January 29, 2000:


--------------------------------------------------------------------------------
(shares in thousands)
--------------------------------------------------------------------------------
      OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                       Average
Range of              Remaining      Average                 Average
Exercise   Number    Contractual     Exercise     Number     Exercise
Prices  Outstanding     Life           Price    Exercisable    Life
--------------------------------------------------------------------------------
$27-38      315       6 years          $28         262       6 years
 45-59    1,307       7 years           46         598       7 years
 48-72      298       8 years           62           0       8 years
================================================================================


$126 MILLION

IN 1999, PAYLESS GENERATED $126 MILLION OF FREE CASH FLOW IN EXCESS OF INVESTMENT NEEDS. THIS CASH IS AVAILABLE TO ENHANCE SHAREOWNER VALUE THROUGH EXPANSION OF THE BUSINESS AND CONTINUED SHARE REPURCHASES.


Under the 1996 Stock Incentive Plan, the Company is authorized to grant a maximum of 400,000 shares of restricted stock to management associates. No monetary consideration is paid by associates who receive restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to four years, as determined at the date of grant. In 1999 and 1998, the Company granted 8,488 and 19,917 shares of restricted stock, respectively, under the 1996 Stock Incentive Plan.

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

   SFAS No. 123, "Accounting for Stock-based Compensation," provides an alternative method of accounting for stock based compensation, which establishes a fair value method of accounting for employee stock options or similar equity instruments. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its 1996 and later option grants. The fair value is recognized over the option vesting period. As the fair value represents only 1996 and later option grants, the pro forma impact shown below may not be representative of future years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:


--------------------------------------------------------------------------------
(dollars in millions,
except per share data)       1999            1998              1997
--------------------------------------------------------------------------------
NET EARNINGS:
As reported                 $ 136.5          $ 135.0          $ 128.9
Pro forma                   $ 130.3          $ 128.7          $ 110.8
DILUTED EARNINGS PER SHARE:
As reported                 $  4.35          $  3.78          $  3.31
Pro forma                   $  4.15          $  3.60          $  2.84
BASIC EARNINGS PER SHARE:
As reported                 $  4.37          $  3.81          $  3.35
Pro forma                   $  4.17          $  3.63          $  2.88
--------------------------------------------------------------------------------

The following assumptions were used in the Black-Scholes calculations above:


--------------------------------------------------------------------------------
                             1999            1998             1997
--------------------------------------------------------------------------------
Risk-free interest rate      5.71%           5.70%            6.66%
Expected dividend yield         0%              0%               0%
Option life                10 yrs.         10 yrs.          10 yrs.
Expected volatility            36%             38%              30%
--------------------------------------------------------------------------------

SHAREOWNER RIGHTS PLAN

The Company has a shareowner rights plan under which one right is attached to each share of the Company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock by a person or persons affiliated with such persons. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's preferred stock, shares of the Company's common stock or shares of the common stock of the acquiring person. The rights will remain in existence until April 20, 2008, unless they are terminated, extended, exercised or redeemed.

ACQUISITION

In March 1997 the Company purchased inventory, property and trademarks, and assumed leases on 186 stores of the Parade division from J. Baker, Inc. The purchase price was approximately $28 million in cash. The acquisition of the Parade division has been accounted for as a purchase, and accordingly, the operating results of the acquired stores have been included in the Company's consolidated results since the acquisition date.

SUBSEQUENT EVENT (UNAUDITED)
In March 2000, the Company announced a self-tender for up to 7,547,170 shares of common stock, or approximately 25 percent of the 29.6 million shares outstanding at the end of 1999.

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

   The Audit and Finance Committee consists of three outside directors, all of whom have accounting or financial management expertise. The members of the Audit and Finance Committee are Howard R. Fricke, Michael E. Murphy and Robert L. Stark. The Audit and Finance Committee reports the results of its activities to the full Board of Directors.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareowners of Payless
ShoeSource, Inc.:

   We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Delaware corporation) and subsidiaries as of January
29, 2000, and January 30, 1999, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of January 29, 2000, and January 30, 1999 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
St. Louis, Missouri
February 18, 2000