Form 10-K, Exhibit 13
period 2001-02-03
PAYLESS SHOESOURCE INC /DE/
filed 2001-04-19
CIK 1060232

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

                                PAYLESS SHOESOURCE, INC., A DELAWARE CORPORATION

                            (THE "COMPANY"), ACHIEVED ITS FIFTH CONSECUTIVE YEAR

                    OF RECORD SALES AND EARNINGS PER SHARE SINCE OPERATING AS AN

                               INDEPENDENT PUBLIC COMPANY. THE FOUR-YEAR DILUTED

                      EARNINGS PER SHARE COMPOUNDED GROWTH RATE IS 17.0 PERCENT.

    Sales for the Company increased to $2.95 billion in fiscal 2000, from $2.73 billion in 1999, an increase of 8.0 percent. Fiscal year 2000 contains 53 weeks. On a 52-week basis, sales for fiscal 2000 totaled $2.91 billion, a 6.5 percent increase over 1999. Same-store sales for 2000 increased 3.2 percent. Diluted earnings per share for 2000, excluding non-recurring and extraordinary charges, increased 23.4 percent to $5.37 from $4.35 last year. Operating profit for 2000, excluding non-recurring and extraordinary charges, increased 4.4 percent to $236.0 million, compared with $226.1 million in 1999. Net earnings totaled $129.1 million excluding non-recurring and extraordinary charges, compared with $136.5 million in 1999, a decrease of 5.4 percent. The 53rd week of 2000 did not have a material impact on operating profit or net earnings. Excluding non-recurring and extraordinary charges, return on sales was 4.4 percent in 2000, down from 5.0 percent in 1999; return on equity was 18.3 percent in 2000 compared with 19.4 percent in 1999; and return on net assets decreased to 18.0 percent in 2000 from 18.4 percent in 1999. Including non-recurring and extraordinary charges, diluted earnings per share were $5.01, a 15.2 percent increase over last year, operating profit was $228.0 million, net earnings were $120.6 million, return on sales was 4.1 percent, return on equity was 17.1 percent, and return on net assets was 17.6 percent.

    In September of 2000, the Company announced a joint venture agreement with PLP, S.A., a holding company formed by Central American and Caribbean local partners, to open and operate Payless ShoeSource family footwear stores in Central America and the Caribbean. These stores offer a selection of the same footwear and accessories available at other Payless ShoeSource locations. The Company opened four stores in Costa Rica in the fourth quarter of 2000. In the fall of 2000, the Company acquired a 10-store chain of value-priced specialty stores in the New York area. These stores operate primarily in mall locations and sell socks, hosiery and undergarments.

    During 2000 the Company had a net increase of 141 Payless ShoeSource stores (419 openings and 278 closings), 49 Parade stores (73 openings and 24 closings) and the 10 value-priced specialty stores. Year-end 2000 store count was 4,633 Payless ShoeSource stores, 269 Parade stores and 10 value-priced specialty stores.

    For 2001, the Company's expansion plans for Payless ShoeSource and Parade include opening approximately 240 stores and closing about 200 stores. The expansion plans for 2001 through 2005 would open approximately 940 stores while closing about 440 stores. During this five-year period, the Company plans to invest approximately $185 million for new stores and approximately $215 million to remodel existing stores. These are the major components of a projected $725 million capital improvement plan.

    In April 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock at $53 per share. This represented approximately 25.5 percent of the Company's shares outstanding immediately prior to the self-tender. For the year, the Company repurchased a total of 8.0 million shares, including the self-tender, for an aggregate purchase price of $425.0 million.

    The following discussion summarizes the significant factors affecting operating results for the fiscal years ended February 3, 2001 (2000), January 29, 2000 (1999), and January 30, 1999 (1998). The 2000 fiscal year contains 53 weeks and fiscal years 1999 and 1998 contained 52 weeks each. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report. References to years relate to fiscal years rather than calendar years unless otherwise designated.

REVIEW OF OPERATIONS

    Diluted earnings per share, excluding non-recurring and extraordinary charges, reached $5.37 in 2000 compared with $4.35 in 1999 and $3.78 in 1998. Net earnings, excluding non-recurring and extraordinary charges, totaled $129.1 million in 2000, compared with $136.5 million in 1999 and $135.0 million in 1998. Excluding non-recurring and extraordinary charges, the 2000 and 1999 diluted earnings per share growth rates were 23.4 percent and 15.1 percent, respectively. Return on sales, excluding non-recurring and extraordinary charges, was 4.4 percent in 2000, compared with 5.0 percent and 5.2 percent for 1999 and 1998, respectively. Including the effects of the non-recurring and extraordinary charges, 2000 diluted earnings per share were $5.01, net earnings were $120.6 million, the diluted earnings per share growth rate was 15.2 percent and return on sales was 4.1 percent.

    Results for the past three years were as follows:


                                                              2000                        1999                        1998
(dollars in millions, except per share)                   $      % of Sales           $      % of Sales           $      % of Sales
------------------------------------------------------------------------------------------------------------------------------------
Net retail sales                                       $2,948.4     100.0%         $2,730.1     100.0%         $2,615.5     100.0%
Cost of sales                                           2,011.5      68.2           1,868.3      68.4           1,798.9      68.8
Selling, general and administrative expenses              700.9      23.8             635.7      23.3             599.2      22.9
Non-recurring items                                         8.0       0.3                 -         -                 -         -

Operating profit                                          228.0       7.7             226.1       8.3             217.4       8.3
------------------------------------------------------------------------------------------------------------------------------------
Interest expense (income), net                             25.0       0.8              (0.9)     (0.0)             (7.1)     (0.3)
Earnings before income taxes, minority interest
   and extraordinary loss                                 203.0       6.9             227.0       8.3             224.5       8.6
------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes(1)                              79.0      38.9              90.5      39.9              89.5      39.9
Earnings before minority interest and
   extraordinary loss                                     124.0       4.2             136.5       5.0             135.0       5.2
Minority interest                                           0.2       0.0                 -         -                 -         -
Net earnings before extraordinary loss                    124.2       4.2             136.5       5.0             135.0       5.2
Extraordinary loss related to early extinguishment
   of debt, net of income tax                               3.6       0.1                 -         -                 -         -
Net earnings                                              120.6       4.1%            136.5       5.0%            135.0       5.2%
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
Net earnings before extraordinary loss                 $   5.16                    $   4.35                    $   3.78
Extraordinary loss                                         0.15                           -                           -
Net earnings                                           $   5.01                    $   4.35                    $   3.78

Basic earnings per share:
Net earnings before extraordinary loss                 $   5.24                    $   4.37                    $   3.81
Extraordinary loss                                         0.15                           -                           -
Net earnings                                           $   5.09                    $   4.37                    $   3.81
------------------------------------------------------------------------------------------------------------------------------------

(1) Percent of sales columns represent effective income tax rates.

NET RETAIL SALES. Net retail sales represents the sales of stores operated during the period. Same-store sales represents sales of those stores open during both comparable periods. In 2000, net retail sales increased 8.0 percent from 1999, consisting of a 6.8 percent increase in unit volume and a 1.0 percent increase in average selling prices. The increase in average selling price is a result of an improved merchandise mix. On a 52 week basis, sales for fiscal 2000 totaled $2.91 billion, a 6.5 percent increase over 1999. Same-store sales increased 3.2 percent in 2000. In 1999, net retail sales increased 4.4 percent from 1998, consisting of a 7.1 percent increase in unit volume and a 2.6 percent decrease in average selling prices. Same-store sales increased 0.9 percent in 1999. In 1998 net retail sales increased 1.9 percent from 1997, consisting of a
1.8 percent decrease in unit volume and a 3.7 percent increase in average selling prices. Same-store sales decreased 0.8 percent in 1998.

    The net retail sales increase in 2000 over 1999 was driven by an increase in same-store sales, a growth in store count and the additional week of sales attributed to the 53rd week of 2000. The strong performance reflects the Company's effective merchandising and marketing strategies. Customers reacted favorably to the updated styling of women's dress shoes and improved offerings of women's and junior girls fashion shoes and boots. Positive sales results were also achieved in the men's business through the introduction of the Hunter's Bay(R) line of leather shoes and a new line of Stanley(R) Footgear work footwear.

    The net retail sales increase in 1999 over 1998 was driven principally by growth in store count due primarily to the Company's continued expansion in the Canadian market. The moderate same-store sales increase in 1999 compared with 1998 reflected general softness in the footwear market, particularly in the first half of the year; weakness in certain geographic areas, especially the Southeast; and declines in sales of certain categories, such as women's plain pumps and flats, athletic shoes, and boots. Within the dress shoe business, traditional pumps and flats continued to decline with the shift towards casual footwear.

COST OF SALES. Cost of sales includes cost of merchandise sold, and the Company's buying and occupancy costs. Cost of sales was $2.01 billion in 2000 compared with $1.87 billion in 1999. As a percent of net retail sales, cost of sales was 68.2 percent in 2000 compared with 68.4 percent in 1999. Higher gross margins in 2000 reflect continued improvements in the merchandising mix, control of freight costs, improvements in product costs and better leverage of occupancy costs through growth in same-store sales.

    Cost of sales was $1.87 billion in 1999 which was essentially flat compared with $1.80 billion in 1998. As a percent of net retail sales, cost of sales was
68.4 percent in 1999 compared with 68.8 percent in 1998. Higher gross margins in 1999 reflect continued improvements in the merchandising mix, control of freight costs, and improvements in product costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $700.9 million in 2000 compared with $635.7 million in 1999, a 10.3 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 23.8 percent for 2000 compared with
23.3 percent in 1999. The increase was primarily due to an increase in store payroll and advertising expense.

    Selling, general and administrative expenses were $635.7 million in 1999 compared with $599.2 million in 1998, a 6.1 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 23.3 percent for 1999 compared with 22.9 percent in 1998. The increase was primarily due to an increase in store payroll.

Non-recurring Items. During the first quarter of 2000, the Company recorded an $8.0 million charge for non-recurring items, principally for costs associated with the analysis and consideration of various strategic alternatives and costs associated with the self-tender.

INTEREST EXPENSE (INCOME). Interest income and expense components were:

(dollars in millions)                      2000           1999           1998
-------------------------------------------------------------------------------
Interest expense                        $  29.3         $  8.4         $  1.9
Interest income                            (4.3)          (9.3)          (9.0)
-------------------------------------------------------------------------------
Interest expense (income), net          $  25.0         $ (0.9)        $ (7.1)
===============================================================================

    The increase in 2000 interest expense was due to the issuance of a $400 million term loan in April 2000, as part of the Company's $600 million Credit Facility secured in association with the self-tender, and the issuance of $55.0 million of unsecured notes in June 1999, partially offset by the retirement of the Company's $122 million of unsecured notes in April 2000 and by an $80 million prepayment on the term loan in the second quarter of 2000. Interest expense also relates to capitalized lease obligations. Interest income is from the short-term investment of available cash balances.

    The increase in 1999 interest expense was due to the issuance of $55.0 million of unsecured notes in June 1999 and the issuance of $67.0 million of unsecured notes in November 1998. Interest expense also relates to capitalized lease obligations. Interest income is from the short-term investment of available cash balances.

INCOME TAXES. The effective income tax rate decreased to 38.9 percent in 2000 from 39.9 percent in 1999 and 1998. The decrease in 2000 is a result of the Company's previously implemented holding structure.

IMPACT OF INFLATION. Inflation did not have a material impact on the Company's 2000 sales growth or earnings.

REVIEW OF FINANCIAL CONDITION

CASH FLOW. Cash flow from operations (net earnings plus depreciation and amortization) was $219.9 million, 7.5 percent of net sales in 2000 compared with
8.6 percent in 1999 and 8.8 percent in 1998. The decline in cash flow from operations as a percentage of sales in 2000 is due to the increase in interest expense from the financing associated with the Company's self-tender.

    Sources and (uses) of cash flows are summarized below:

(dollars in millions)                    2000          1999          1998
-------------------------------------------------------------------------------
Net earnings and depreciation/
  amortization                        $  219.9       $  233.9       $  228.8
Extraordinary loss related to
  early extinguishment of debt             3.6             --             --
Working capital (increases)               (5.7)         (28.8)          (5.4)
Other operating activities                (6.6)           8.8           (2.7)
Capital expenditures and other
  investing activities                  (135.1)         (87.5)         (99.9)
Net purchases of common stock           (416.6)        (139.0)        (272.9)
Net long-term debt issuances             185.2           53.3           65.6
Other financing activities                 1.5             --             --
-------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                $ (153.8)      $   40.7       $  (86.5)
===============================================================================

CAPITAL EXPENDITURES. In 2000, the Company's capital expenditures totaled $144.9 million, including $65.8 million for new stores, $18.3 million to remodel existing stores, $45.4 million for information technology hardware and systems development and $15.4 million for other necessary improvements. The Company expects that 2001 capital expenditures will be approximately $125 million. Capital expenditures for the period 2001 through 2005 are planned at $725 million. The Company intends to use internal cash flow and available financing from its $200 million revolving credit agreement to finance substantially all of these expenditures.

FINANCING ACTIVITIES. In April 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock at $53 per share. This represented approximately 25.5 percent of the Company's 29.6 million shares outstanding immediately prior to the self-tender. The aggregate purchase price was approximately $400 million. For the year, the Company repurchased a total of
8.0 million shares including the self-tender, for an aggregate purchase price of $425 million.

    In conjunction with the self-tender, the Company repaid its $122 million of unsecured notes and entered into a new $600 million senior secured credit facility. The credit facility consists of a $400 million term loan and a $200 million revolving loan, both of which mature in 2005 subject to prepayment without penalty by the Company at any time. During the first quarter, the Company recorded a $3.6 million, after-tax extraordinary loss for the excess of the amount paid over the carrying value of its unsecured notes.

    During the second quarter of 2000, the Company made an $80 million pre-payment on the long-term debt, paying off 20 percent of the term loan amount.

AVAILABLE CREDIT. The Company has a $200 million revolving credit agreement. While no amounts had been drawn at February 3, 2001 or during the year 2000, the balance available to the Company was reduced by $11.4 million for amounts outstanding under a letter of credit. As a result of the seasonality of cash flows, the Company anticipates that it will draw down on and repay amounts borrowed under the revolving credit agreement from time to time during 2001.

FINANCIAL CONDITION RATIOS. Return on equity and return on net assets are as follows:

                                                2000      1999      1998
-----------------------------------------------------------------------------
Return on equity(1)                             18.3%     19.4%     16.1%
Return on net assets(2)                         18.0%     18.4%     17.2%
-----------------------------------------------------------------------------

(1) Return on equity is computed as net earnings before non-recurring and extraordinary charges divided by beginning shareowners' equity and measures the Company's ability to invest shareowners' funds profitably. The 2000 decrease results from the decline in net earnings due to increased interest expense to finance the self-tender partially offset by the 1999 share repurchases. The 1999 increase results from the net earnings growth and the 1998 share repurchases. Including non-recurring and extraordinary charges, return on equity for 2000 was 17.1 percent.

(2) Return on net assets is computed as pre-tax earnings before non-recurring and extraordinary charges, net interest expense and the interest component of operatings leases, divided by beginning of year net assets, including present value of operating leases (PVOL), and represents performance independent of capital structure. The 2000 decrease results from an increase in beginning of year net assets including PVOL, partially offset by the increase in pre-tax earnings excluding non-recurring and extraordinary charges before net interest expense. Including non-recurring and extraordinary charges, return on net assets for 2000 was 17.6 percent.

     The debt-to-capitalization ratio was 44.2 percent, 15.3 percent and 9.5 percent for 2000, 1999 and 1998, respectively. The 2000 debt-to-capitalization ratio increase results from the issuance of a $400 million term loan in April 2000 and the repurchase of $425 million of common stock, partially offset by the retirement of $122 million of unsecured notes and an $80 million prepayment on the term loan. The 1999 debt-to-capitalization ratio increase results from the issuance of $55 million of unsecured debt in June 1999. For purposes of the debt-to-capitalization ratio, total debt is long-term debt including current maturities. Capitalization is defined as total debt and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be
74.1 percent, 58.1 percent and 56.8 percent in 2000, 1999 and 1998, respectively.

    The fixed charge coverage was 1.8x, 3.8x and 4.1x in 2000, 1999 and 1998, respectively. Fixed charges are defined as gross interest expense and the interest component of rent expense. Fixed charge coverage measures the Company's ability to meet debt obligations from earnings.

COMMON STOCK AND MARKET PRICES. The Company's common stock is listed on the New York Stock Exchange under the trading symbol PSS. The Company has not paid a dividend on its shares of common stock and is restricted from making dividend payments under its credit facility. The quarterly intraday price ranges of the common stock in 2000 and 1999 were:


                    2000                     1999
                Market Price             Market Price
Quarter        High       Low           High       Low
----------------------------------------------------------------
First         $59.25     $38.75       $59  1/4      $44  3/8
Second         56.56      48.69        59  13/16     48  7/16
Third          60.38      51.13        54  1/8       44  3/4
Fourth         71.90      56.75        47  3/4       40
Year          $71.90     $38.75       $59  13/16    $40


    As of February 3, 2001, there were approximately 16,698 registered holders of the Company's common stock compared to approximately 18,514 registered holders as of January 29, 2000.

INTEREST RATE RISK. Interest on the Company's Credit Facility is based on the London Interbank Offered Rate ("LIBOR") plus a variable margin as defined in the credit agreement. Therefore, the Company's future borrowing costs may fluctuate depending upon the volatility of LIBOR. The Company currently mitigates a portion of its interest rate risk through the use of interest rate swap agreements, whereby the Company has agreed to exchange, at specific intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.
    The table set forth below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by the Company as of February 3, 2001 (dollars in millions):



 (dollars in millions)
--------------------------------------------------------------------------------
                                          Maturity Date
                          2001      2002     2003     2004     2005    Total
--------------------------------------------------------------------------------
  Variable Rate Debt       $15.6   $ 64.4   $ 91.1   $117.8   $31.1  $320.0
   Average Interest Rate     6.4%     6.8%     7.2%     7.5%    7.6%    7.2%

  Variable to Fixed Swaps  $80.0   $120.0   $120.0                   $320.0
   Average Pay Rate          6.9%     6.9%     6.9%                     6.9%
   Average Receive Rate      5.4%     5.0%     5.6%                     5.4%


    The notional amounts of interest rate swap agreements, as presented in the table above, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The estimated fair value approximates the proceeds to settle the outstanding contracts. Interest rates on the variable debt and the receive rate on the interest rate swaps are estimated using the average implied LIBOR for the year of maturity based on the yield curve in effect at February 3, 2001.
    As the long-term debt under the Credit Facility bears interest at current market rates, its carrying value approximates market value at February 3, 2001. The fair value of the interest rate swap agreements approximates $(7.7) million at February 3, 2001. The estimated fair value of the interest rate swap agreements approximates the proceeds to settle the outstanding contracts. Dealer quotations are available for the Company's interest rate swap agreements.

CURRENCY RISK. In order to minimize its foreign exchange risk, the Company entered into two currency swaps during the third quarter of 2000. These swaps effectively convert $30 million of the U.S. dollar-denominated term loan into Canadian dollar-denominated obligations. These swaps have been designated as a foreign currency hedge on the Company's net investment in Canadian dollar-denominated subsidiaries. One of the currency swaps for $20 million expires in 2002. The swap for the remaining $10 million expires in 2005. Gains and losses are recorded as a cumulative translation adjustment in stockholders' equity. As of February 3, 2001, the Company is obligated to pay on a notional amount of 44.6 million Canadian dollars at an interest rate of 6.28% and will receive interest on a notional amount of 30.0 million U.S. dollars at an interest rate of 6.89%. The fair value of these currency swaps is $0.5 million as of February 3, 2001.

NEW ACCOUNTING STANDARD. Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. The Company has adopted SFAS 133 (as amended by SFAS 138) effective February 4, 2001. There was not a material impact on the results of operations or financial position as a result of the adoption of SFAS 133.

FORWARD-LOOKING STATEMENTS

    This report contains, and from time to time the Company may publish, forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, future store openings and international expansion, possible strategic alternatives and new business concepts and similar matters. Statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words and similar expressions are forward-looking statements. The Company notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in its forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: changes in consumer spending patterns; changes in consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; the financial condition of the suppliers and manufacturers from whom the Company sources its merchandise; changes in existing or potential duties, tariffs or quotas; changes in relationships between the United States and foreign countries, changes in relationships between Canada and foreign countries, economic and political instability in foreign countries or restrictive actions by the governments of foreign countries in which suppliers and manufacturers from whom the Company sources are located or in which the Company operates stores; changes in trade and tax laws; fluctuations in currency exchange rates; availability of suitable store locations on appropriate terms; the ability to hire, train and retain associates; and general economic, business and social conditions in the countries from which the Company sources products, supplies or has or intends to open stores. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or thereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED STATEMENT OF EARNINGS



(dollars in millions, except per share)                                   2000           1999           1998
-------------------------------------------------------------------------------------------------------------
Net retail sales                                                      $2,948.4       $2,730.1       $2,615.5
------------------------------------------------------------------------------------------------------------
Cost of sales                                                          2,011.5        1,868.3        1,798.9
Selling, general and administrative expenses                             700.9          635.7          599.2
Non-recurring items                                                        8.0              -              -
------------------------------------------------------------------------------------------------------------
Operating profit                                                         228.0          226.1          217.4
------------------------------------------------------------------------------------------------------------
Interest (income) expense, net                                            25.0          (0.9)          (7.1)
Earnings before income taxes, minority interest,
   and extraordinary loss                                                203.0          227.0          224.5
Provision for income taxes                                                79.0           90.5           89.5
Earnings before minority interest and extraordinary loss                 124.0          136.5          135.0
Minority interest                                                          0.2              -              -
Earnings before extraordinary loss                                       124.2          136.5          135.0
Extraordinary loss related to early extinguishment of debt,
   net of income tax                                                       3.6              -              -
------------------------------------------------------------------------------------------------------------
Net earnings                                                          $  120.6       $  136.5       $  135.0
------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
Net earnings before extraordinary loss                                $   5.16       $   4.35       $   3.78
Extraordinary loss                                                    $   0.15              -              -
Net earnings                                                          $   5.01       $   4.35       $   3.78
------------------------------------------------------------------------------------------------------------
Basic earnings per share:
Net earnings before extraordinary loss                                $   5.24       $   4.37       $   3.81
Extraordinary loss                                                    $   0.15              -              -
Net earnings                                                          $   5.09       $   4.37       $   3.81
------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET



(dollars in millions, except per share)                               February 3, 2001        January 29, 2000
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                              $   10.4                  $  164.2
   Merchandise inventories                                                   355.6                     349.7
   Current deferred income taxes                                              14.9                      12.1
   Other current assets                                                       53.8                      40.9
------------------------------------------------------------------------------------------------------------
Total current assets                                                         434.7                     566.9

Property and equipment:
   Land                                                                        7.4                       7.5
   Buildings and leasehold improvements                                      782.4                     713.9
   Furniture, fixtures and equipment                                         343.0                     309.1
   Property under capital leases                                               7.3                       7.3
------------------------------------------------------------------------------------------------------------
   Total property and equipment                                            1,140.1                   1,037.8
   Accumulated depreciation and amortization                                (621.4)                   (554.9)
------------------------------------------------------------------------------------------------------------
     Property and equipment, net                                             518.7                     482.9

Deferred income taxes                                                         27.1                      28.2
Other assets                                                                  22.3                       4.4
------------------------------------------------------------------------------------------------------------
Total assets                                                              $1,002.8                  $1,082.4
============================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                   $   16.4                  $    0.7
   Accounts payable                                                           89.0                      81.2
   Accrued expenses                                                          123.3                     122.8
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                    228.7                     204.7

Long-term debt                                                               309.2                     126.1
Other liabilities                                                             53.1                      47.8
Minority interest                                                              1.4                        -

Shareowners' Equity:
   Preferred stock, $.01 par value; 25,000,000 shares
     authorized; none issued
   Common stock, $.01 par value; 240,000,000 shares authorized; 29,376,958 and
     36,924,127 issued; 21,988,003 and 29,601,939 shares outstanding in
     2000 and 1999, respectively                                               0.2                       0.3
   Additional paid-in capital                                                   -                       40.1
   Unearned restricted stock                                                  (6.6)                     (0.8)
   Retained earnings                                                         416.5                     663.2
   Accumulated other comprehensive income                                      0.3                       1.0
------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                    410.4                     703.8
------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                 $1,002.8                  $1,082.4
============================================================================================================



See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY


  (dollars in millions, shares in thousands)                                               Accumulated      Total
                                   Outstanding       Additional    Unearned                   Other      Shareowners'  Comprehensive
                                   Common Stock        Paid-in    Restricted   Retained   Comprehensive    Equity          Income
                               Shares        Dollars   Capital       Stock     Earnings      Income
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998     37,332        $0.4      $21.0       $(7.6)      $822.6        $  -         $836.4
================================================================================================================================
Net earnings                         -           -          -           -        135.0           -          135.0         $135.0
Issuances of common stock          227           -       14.0           -            -           -           14.0
Purchases of common stock       (5,106)       (0.1)         -           -       (286.8)          -         (286.9)
Amortization of unearned
  restricted stock                   -           -          -         4.3            -           -            4.3
                                                                                                                      ----------
Comprehensive income                                                                                                       135.0
================================================================================================================================
Balance at January 30, 1999     32,453         0.3       35.0        (3.3)       670.8           -          702.8
==================================================================================================================
Net earnings                         -           -          -           -        136.5           -          136.5          136.5
Translation adjustments              -           -          -           -            -         1.0            1.0            1.0
Issuances of common stock           85           -        5.1           -            -           -            5.1
Purchases of common stock       (2,936)          -          -           -       (144.1)          -         (144.1)
Amortization of unearned
  restricted stock                   -           -          -         2.5            -           -            2.5
                                                                                                                      ----------
Comprehensive income                                                                                                       137.5
================================================================================================================================
Balance at January 29, 2000     29,602         0.3       40.1        (0.8)       663.2         1.0          703.8
==================================================================================================================
Net earnings                         -           -          -           -        120.6           -          120.6          120.6
Translation adjustments              -           -          -           -            -        (0.7)          (0.7)          (0.7)
Issuances of common stock          407           -       17.5        (9.1)           -           -            8.4
Purchases of common stock       (8,021)       (0.1)     (57.6)          -       (367.3)          -         (425.0)
Amortization of unearned
  restricted stock                   -           -          -         3.3            -           -            3.3
                                                                                                                      ----------
Comprehensive income                                                                                                    $  119.9
================================================================================================================================
Balance at February 3, 2001     21,988        $0.2          -       $(6.6)      $416.5        $0.3         $410.4
==================================================================================================================

Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:


                                                                      2000             1999             1998
--------------------------------------------------------------------------------------------------------------
      Balance, Beginning of Year                                      7,322            4,471            3,668

      Issuances of common stock:
         Exercise of stock options                                     (212)            (102)            (214)
         Deferred compensation plan                                      (5)              (1)              (1)
         Restricted stock grants, net of forfeitures                   (190)              18              (12)
-------------------------------------------------------------------------------------------------------------
                                                                       (407)             (85)            (227)
      Purchases of common stock                                       8,021            2,936            5,106
      Retirement of common stock                                     (7,547)               -           (4,076)
-------------------------------------------------------------------------------------------------------------
      Balance End of Year                                             7,389            7,322            4,471
=============================================================================================================

        See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS



(dollars in millions)                                                     2000          1999           1998
-------------------------------------------------------------------------------------------------------------
Operating activities:
Net earnings                                                           $  120.6      $  136.5       $  135.0
Adjustments for noncash items included in net earnings:
   Extraordinary loss related to early extinguishment of debt               3.6             -              -
   Depreciation and amortization                                           99.3          97.4           93.8
   Amortization of unearned restricted stock                                3.3           2.5            4.3
   Deferred income taxes                                                   (1.7)          6.6           (3.2)
Changes in working capital:
   Merchandise inventories                                                 (5.9)         (7.6)         (17.5)
   Other current assets                                                   (10.2)         (6.1)          (4.6)
   Accounts payable                                                         7.8         (14.2)          11.7
   Accrued expenses                                                         2.6          (0.9)           5.0
Other assets and liabilities, net                                          (8.2)         (0.3)          (3.8)
------------------------------------------------------------------------------------------------------------
Total operating activities                                                211.2         213.9          220.7
------------------------------------------------------------------------------------------------------------

Investing activities:
Capital expenditures                                                     (144.9)       (100.4)        (108.6)
Dispositions of property and equipment                                      9.8          12.9            8.7
------------------------------------------------------------------------------------------------------------
Total investing activities                                               (135.1)        (87.5)         (99.9)
------------------------------------------------------------------------------------------------------------

Financing activities:
Issuance of long-term debt                                                401.5          55.0           67.0
Repayments of long-term debt                                             (207.4)         (1.7)          (1.4)
Payment of debt issuance costs                                             (8.9)            -              -
Purchases of common stock                                                (425.0)       (144.1)        (286.9)
Issuance of common stock                                                    8.4           5.1           14.0
Other financing activities                                                  1.5             -              -
------------------------------------------------------------------------------------------------------------
Total financing activities                                               (229.9)        (85.7)        (207.3)
------------------------------------------------------------------------------------------------------------

Increase (Decrease) in cash and cash equivalents                         (153.8)         40.7          (86.5)

Cash and cash equivalents, beginning of year                              164.2         123.5          210.0
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                 $   10.4      $  164.2       $  123.5
============================================================================================================

Cash paid during the year:
   Interest                                                            $   29.6      $    8.4       $    1.9
   Income taxes                                                            69.6          77.5           79.6
------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION. Payless ShoeSource, Inc., a Delaware corporation, together with its subsidiaries (the "Company"), is the largest family footwear retailer in North America.

    As of February 3, 2001, the Company operated 4,633 Payless ShoeSource family shoe stores in all 50 states, the District of Columbia, Puerto Rico, Guam, Saipan, the U.S. Virgin Islands, Canada and Costa Rica. The Company also operates Parade, a 269 store division offering fashionable women's footwear at moderate prices, and a specialty retailer in the New York City area operating 10 stores.

    The Company sources and utilizes a network of agents with factories in 12 foreign countries and the United States to source its products, which are manufactured to meet the Company's specifications and standards. Factories in the People's Republic of China are a source of approximately 74 percent of the Company's merchandise.

    Payless ShoeSource, Inc., a Missouri corporation, and its subsidiaries ("Payless Missouri") was a subsidiary of The May Department Stores Company ("May Company") until its spin-off in May 1996. Effective June 1, 1998, Payless Missouri and its subsidiaries were reorganized into a Delaware holding company structure. The consolidated financial statements include results for the entire fiscal year for all years presented and the accounts of the Company, all wholly owned subsidiaries and all subsidiaries in which the Company owns a controlling interest. Significant intercompany transactions have been eliminated in consolidation.

FISCAL YEAR. The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 2000, 1999 and 1998 ended on February 3, 2001, January 29, 2000, and January 30, 1999, respectively. Fiscal year 2000 included 53 weeks. Fiscal years 1999 and 1998 included 52 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

USE OF ESTIMATES. Management makes estimates and assumptions that affect the amounts reported within the consolidated statements of earnings, shareowners' equity and cash flows, the consolidated balance sheet and notes to consolidated financial statements. Actual results could differ from these estimates.

NET RETAIL SALES. Net retail sales ("sales") represent the sales, net of returns and excluding sales tax, of all stores operated during the period. Same-store sales represent sales of those stores open during both comparable periods.

COST OF SALES. Cost of sales includes the cost of merchandise sold and the Company's buying and occupancy costs.

PRE-OPENING EXPENSES. Costs associated with the opening of new stores are expensed as incurred.

ADVERTISING COSTS. Advertising costs and sales promotion costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising and sales promotion costs of $100.1 million, $87.2 million and $84.8 million in 2000, 1999 and 1998, respectively.

INCOME TAXES. Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

STOCK-BASED COMPENSATION. The Company accounts for stock-based compensation by applying APB Opinion No. 25, as allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation."

CASH AND CASH EQUIVALENTS. Cash equivalents consist of liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

MERCHANDISE INVENTORIES. Merchandise inventories are valued by the retail method and are stated at the lower of cost, determined using the first-in, first-out
(FIFO) basis, or market.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms. Property and equipment are reviewed regularly to determine whether the carrying amount of the assets is recoverable.

INSURANCE PROGRAMS. The Company retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability. The Company purchases third party coverage for losses in excess of the normal expected levels. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred utilizing independent actuarial assumptions.

FOREIGN CURRENCY TRANSLATION. Local currencies are the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Adjustments from the translation process are included as a separate component of shareowners' equity. Income and expense items of these subsidiaries are translated at average rates of exchange.

FINANCIAL DERIVATIVES. The Company uses derivative financial instruments for purposes other than trading to reduce its exposure to fluctuations in interest rates and foreign currencies and to minimize the risk associated with investments in foreign operations. Unrealized gains and losses related to derivative financial instruments are not recognized. The interest differential to be paid or received on an interest rate swap is recognized as an adjustment to interest expense as the differential occurs. Hedges of firm commitments are deferred and recognized in operating results or included in the balance sheet amounts when the transactions are settled.

SEGMENTS. In 1998 the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Segments have been identified based upon management responsibility. The Company's two segments, Payless ShoeSource stores and Parade stores, have been aggregated for reporting purposes based upon the similarity of their operations and economic characteristics.

NEW ACCOUNTING STANDARD. Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. The Company has adopted SFAS 133 (as amended by SFAS 138) effective February 4, 2001. There was not a material impact on the results of operations or financial position as a result of the adoption of SFAS 133.

RECLASSIFICATION. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

QUARTERLY RESULTS (UNAUDITED)

    Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:



(dollars in millions, except per share)                                                    2000
Quarter                                           First                Second             Third           Fourth            Year
----------------------------------------------------------------------------------------------------------------------------------
Net retail sales                                 $ 708.5               $ 816.9           $ 723.0          $ 700.1        $ 2,948.4
Cost of sales                                      481.8                 545.3             489.8            494.7          2,011.5
Net earnings before extraordinary loss              29.0                  48.8              32.4             13.9            124.2
Net earnings                                     $  25.4               $  48.8           $  32.4          $  13.9        $   120.6
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:(1)
Net earnings before extraordinary loss           $  1.02               $  2.16           $  1.44          $  0.62        $    5.16
Extraordinary loss                                  0.13                     -                 -                -             0.15
Net earnings(2)                                  $  0.89               $  2.16           $  1.44          $  0.62        $    5.01
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:(1)
Net earnings before extraordinary loss           $  1.03               $  2.19           $  1.46          $  0.63        $    5.24
Extraordinary loss                                  0.13                     -                 -                -             0.15
Net earnings(2)                                  $  0.90               $  2.19           $  1.46          $  0.63        $    5.09

(dollars in millions, except per share)                                                    1999
Quarter                                           First                Second             Third           Fourth            Year
----------------------------------------------------------------------------------------------------------------------------------
Net retail sales                                 $ 689.2               $ 767.6           $ 669.4          $ 604.0        $ 2,730.1
Cost of sales                                      468.6                 514.2             455.5            430.0          1,868.3
Net earnings                                     $  35.3               $  51.3           $  34.6          $  15.3        $   136.5
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share(1)                    $  1.09               $  1.61           $  1.11          $  0.51        $    4.35
Basic earnings per share(1)                      $  1.09               $  1.62           $  1.12          $  0.51        $    4.37
----------------------------------------------------------------------------------------------------------------------------------


      (1)Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.
      (2)During the first quarter of 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock. In conjunction with the share repurchase, the Company recorded an $8.0 million non-recurring pre-tax charge consisting principally of the analysis and consideration of various strategic alternatives and costs associated with the self-tender. Excluding the non-recurring charge and extraordinary loss, diluted and basic earnings per share for the first quarter of 2000 were $1.19 and the diluted and basic earnings per share for the fiscal year 2000 were $5.37 and $5.45, respectively.

PROFIT SHARING PLAN

    The Company has a qualified profit sharing plan ("Payless Profit Sharing Plan") that covers associates who work 1,000 hours or more in a year and have attained age 21. On January 1, 1997, the Payless ShoeSource Profit Sharing Plan for Puerto Rico Associates ("Puerto Rico Profit Sharing Plan") was established by the Company. All associates of the Company, as of January 1, 1997, who were previously participating in the Payless Profit Sharing Plan and employed in Puerto Rico, had their account balances transferred to the Puerto Rico Profit Sharing Plan.
    The Company's profit sharing plans are defined contribution plans that provide for Company contributions related to the Company's annual performance and are at the discretion of the Board of Directors. The Company expects to contribute 2.5 percent of its pretax earnings to the Company's profit sharing plans. Associates may voluntarily contribute to the Company's profit sharing plans on both a before-tax and after-tax basis. Total profit sharing contributions made by the Company were $5.3 million, $5.7 million, and $5.8 million in 2000, 1999 and 1998, respectively.

INCOME TAXES

    The provision (benefit) for income taxes consisted of the following:


   (dollars in millions)              2000       1999       1998
   ---------------------------------------------------------------------
      Federal                       $ 68.0     $ 68.5     $ 75.7
      State and local                 12.7       15.4       17.0
   ---------------------------------------------------------------------
   Taxes currently payable            80.7       83.9       92.7
   ---------------------------------------------------------------------
      Federal                         (1.2)       5.0       (3.0)
   ---------------------------------------------------------------------
      State and local                 (0.5)       1.6       (0.2)
   ---------------------------------------------------------------------
   Deferred taxes                     (1.7)       6.6       (3.2)
   ---------------------------------------------------------------------
   Total provision                  $ 79.0      $90.5     $ 89.5
   =====================================================================

    The reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:



                                     2000       1999       1998
  --------------------------------------------------------------
   Statutory federal
     income tax rate                  35.0%      35.0%    35.0%
   State and local income taxes
     (net of federal tax benefit)      3.9        4.9      4.9
   -----------------------------------------------------------
   Effective income tax rate          38.9%      39.9%    39.9%
   ===========================================================


    Major components of deferred income tax assets were as follows:



  (dollars in millions)         Feb. 3, 2001     Jan. 29, 2000
  --------------------------------------------------------------
   Accrued expenses
       and reserves                 $29.4               $29.5
   Depreciation/amortization
       and basis differences          7.7                 9.4
   Other deferred income
       taxes, net                     4.9                 1.4
   ----------------------------------------------------------
   Net deferred income taxes         42.0                40.3
   Less: Net current deferred
       income taxes                  14.9                12.1
   ----------------------------------------------------------
   Noncurrent deferred
       income taxes                 $27.1               $28.2
   ==========================================================


EARNINGS PER SHARE

    Basic earnings per share were $5.09, $4.37 and $3.81 in 2000, 1999 and 1998, respectively. The per share amounts have been computed on the basis of the weighted average number of shares outstanding.
    The calculation of diluted earnings per share for 2000 and 1999 excludes the impact of 295,408 and 312,103 stock options, respectively, because to include them would have been antidilutive. Diluted earnings per share have been computed as follows:


   (dollars in millions, except
   per share; shares in thousands)               2000       1999       1998
  ------------------------------------------------------------------------------
   Net earnings                                $ 120.6    $ 136.5   $ 135.0

   Weighted average shares
      outstanding - basic                       23,686     31,221    35,412

   Stock options                                   368        144       320
   ------------------------------------------------------------------------
   Weighted average shares
      outstanding - diluted                     24,054     31,365    35,732
   ------------------------------------------------------------------------
   Diluted earnings per share:
   Net earnings before
      extraordinary loss                       $  5.16    $ 4.35     $ 3.78
   Extraordinary loss                             0.15         -          -
   Diluted earnings per share                  $  5.01(1) $ 4.35     $ 3.78
  =========================================================================

    (1)Excluding the non-recurring charge and extraordinary loss, diluted earnings per share for 2000 were $5.37.

ACCRUED EXPENSES

    Major components of accrued expenses included:


  (dollars in millions)               Feb. 3, 2001       Jan. 29, 2000
  ---------------------------------------------------------------------
   Sales, use and other taxes            $26.4               $21.2
   Profit sharing, bonus,
      retention, and salaries             20.2                25.1
   Construction costs                     18.1                14.9
   Store closings and real
      estate related                      17.1                16.6
  ================================================================

LONG-TERM DEBT

    In April 2000, the Company repaid its $122 million of unsecured notes and entered into a new $600 million senior secured credit facility ("Credit Facility"). The excess of the amount paid over the carrying value of the Company's unsecured notes was recorded as a $3.6 million extraordinary loss related to early extinguishment of debt, net of $2.3 million of income tax.

    The Credit Facility consists of a $400 million term loan and a $200 million revolving loan, both of which mature in 2005, subject to prepayment without penalty by the Company at any time. During the second quarter of 2000, the Company made an $80 million pre-payment on the term loan. The term loan and revolving loan bear interest at the LIBOR rate, plus a variable margin of 1.25% to 2.0%. The variable interest rate at February 3, 2001 was 7.2%. A quarterly commitment fee of between 0.25% and 0.50% per annum is payable on the unborrowed balance of the revolving loan. The margin on the term loan and the commitment fee varies based upon performance criteria specified in the credit agreement. While no amounts had been drawn on the $200 million revolving loan as of February 3, 2001, the balance available to the Company was reduced by $11.4 million outstanding under a letter of credit.

    The Company's Credit Facility is secured by a first priority perfected security interest in all of the capital stock of the Company's domestic subsidiaries and 65 percent of the Company's controlled foreign corporation (as defined in the Credit Facility) subsidiaries, and limits additional share repurchases to $50.0 million per year.

    In order to mitigate the Company's exposure to fluctuations in interest rates, the Company has entered into a series of interest rate swap agreements whereby the Company will receive interest at the three month LIBOR rate on a $320 million notional amount and pay a weighted average rate of 6.9%. The interest swaps expire from 2001 to 2003.

    As the long-term debt under the Credit Facility bears interest at current market rates, its carrying value approximates market value at February 3, 2001. The fair value of the interest rate swap agreements approximates $(7.7) million at February 3, 2001. The estimated fair value of the interest rate swap agreements approximates the proceeds to settle the outstanding contracts. Dealer quotations are available for the Company's interest rate swap agreements.

    In order to minimize its foreign exchange risk, the Company entered into two currency swaps during the third quarter of 2000. These swaps effectively convert $30 million of the U.S. dollar-denominated term loan into Canadian dollar-denominated obligations. One of the currency swaps for $20 million expires in 2002. The swap for the remaining $10 million expires in 2005. These swaps have been designated as a foreign currency hedge on the Company's net investment in Canadian dollar-denominated subsidiaries. Gains and losses are recorded as a cumulative translation adjustment in stockholders' equity. The fair value of these currency swaps is $0.5 million at February 3, 2001. Including the effect of the interest rate swap agreements and the currency swap agreements, the Company's effective interest rate on the term loan was 8.7% during the year ended February 3, 2001.

    The required principal payments on the Company's $320 million term loan balance as of February 3, 2001 are due as follows:



  (dollars in millions)
  --------------------------------------------------------------
   Year                                              Amount
  --------------------------------------------------------------
   2001                                               $ 15.6
   2002                                                 64.4
   2003                                                 91.1
   2004                                                117.8
   2005                                                 31.1
  ==========================================================
   Total                                              $320.0

    Also included in long-term debt are capital lease obligations of $4.2 million and $4.8 million as of February 3, 2001 and January 29, 2000, respectively.

LEASE OBLIGATIONS

    The Company leases substantially all of its stores. Rental expense for the Company's operating leases consisted of:


   (dollars in millions)                    2000       1999       1998
   ---------------------------------------------------------------------
   Minimum rentals                         $261.1     $251.7     $235.5
   Contingent rentals based
      on sales                                6.6        3.4        3.3
   --------------------------------------------------------------------
   Real property rentals                    267.7      255.1      238.8
   Equipment rentals                          0.9        0.9        0.9
   --------------------------------------------------------------------
   Total                                   $268.6     $256.0     $239.7
   ====================================================================


    Certain lease agreements include escalating rents over the lease terms. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is included in accrued expenses and other liabilities in the accompanying balance sheet.

    Future minimum lease payments at February 3, 2001, were as follows:

                                    Capital    Operating
   (dollars in millions)            Leases      Leases      Total
   -----------------------------------------------------------------
   2001                              $1.3     $  242.1    $  243.4
   2002                               1.2        208.8       210.0
   2003                               0.8        169.2       170.0
   2004                               0.7        126.0       126.7
   2005                               0.5         91.0        91.5
   After 2005                         1.2        232.0       233.2
   ---------------------------------------------------------------
   Minimum lease payments            $5.7     $1,069.1    $1,074.8
   ===============================================================
   Less imputed interest
      component                       1.5
   --------------------------------------
   Present value of net minimum
      lease payments of which
      $0.8 million is included in
      current liabilities            $4.2
   --------------------------------------

    At February 3, 2001, the present value of operating leases was $851.1 million.


OTHER LIABILITIES

    Major components of other liabilities included:


(dollars in millions)                     Feb. 3, 2001        Jan. 29, 2000
----------------------------------------------------------------------------
   Rent expense                              $23.8               $19.4
   Insurance costs                            14.3                18.3
----------------------------------------------------------------------------

COMMON STOCK REPURCHASE PROGRAMS

    In April 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock at $53 per share. In conjunction with the self-tender, the Company recorded an $8.0 million non-recurring pre-tax charge consisting principally of the analysis and consideration of various strategic alternatives and costs associated with the self-tender. For the year, the Company repurchased a total of 8.0 million shares, including the self-tender, for an aggregate purchase price of $425.0 million.

    During 1999 and 1998, the company repurchased $142 million (2.9 million shares) and $150 million (2.2 million shares) of common stock, respectively, under its stock repurchase programs.

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

    A summary of the status of the various stock option plans at the end of 2000, 1999, and 1998, and the changes within years are presented below:



                                                 2000                          1999                           1998
                                               Range of   Average             Range of   Average             Range of   Average
                                               Exercise   Exercise            Exercise   Exercise            Exercise   Exercise
      (shares in thousands)           Shares   Prices     Price      Shares   Prices     Price      Shares   Prices      Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at
   beginning of year                  1,920     $27-72     $  45     2,131     $27-72     $  45     2,164     $27-59      $  39
Granted                               2,442      48-64        57        93      52-53        53       233      48-72         64
Exercised                               213      40-72        61       102      27-59        37       214      27-59         42
Forfeited or expired                    220      48-55        52       202      27-72        46        52      27-72         46
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            3,929     $27-72     $  50     1,920     $27-72     $  45     2,131     $27-72      $  45
-------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year              690     $27-59     $  41       860     $27-59     $  40       925     $27-59      $  41

Fair value of options granted           $30                            $32                            $40
-------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at February 3, 2001:


(shares in thousands)
---------------------------------------------------------------------------------------------------------------------------------
                           Options Outstanding                                                 Options Exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                    Average
             Range of                              Remaining                    Average                               Average
             Exercise            Number          Contractual                   Exercise            Number            Exercise
              Prices           Outstanding           Life                       Price            Exercisable            Life
---------------------------------------------------------------------------------------------------------------------------------

              $27-33               239             5 years                       $28                239               5 years
               38-46             1,075             6 years                        45                440               6 years
               48-55             2,319             9 years                         -                  -                     -
               57-72               296             8 years                        59                 11               7 years


    Under the 1996 Stock Incentive Plan, the Company is authorized to grant a maximum of 400,000 shares of restricted stock to management associates. No monetary consideration is paid by associates who receive restricted stock. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to four years, as determined at the date of grant. In 2000 and 1999, the Company granted 191,200 and 8,488 shares of restricted stock, respectively, under the 1996 Stock Incentive Plan.

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

    SFAS No. 123, "Accounting for Stock based Compensation," provides an alternative method of accounting for stock based compensation, which establishes a fair value method of accounting for employee stock options or similar equity instruments. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its 1996 and later option grants. The fair value is recognized over the option vesting period. As the fair value represents only 1996 and later option grants, the pro forma impact shown below may not be representative of future years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:



  (dollars in millions,
  Except Per Share Data)            2000        1999       1998
  ----------------------------------------------------------------
   NET EARNINGS:
      As reported                   $120.6     $136.5     $135.0
      Pro forma                     $ 99.1     $130.3     $128.7
   DILUTED EARNINGS PER SHARE:
      As reported                   $ 5.01     $ 4.35     $ 3.78
      Pro forma                     $ 4.10     $ 4.15     $ 3.60
   BASIC EARNINGS PER SHARE:
      As reported                   $ 5.09     $ 4.37     $ 3.81
      Pro forma                     $ 4.18     $ 4.17     $ 3.63
  --------------------------------------------------------------


    The following assumptions were used in the Black-Scholes calculations above:



                                     2000       1999       1998
  ----------------------------------------------------------------
   Risk-free interest rate             6.34%     5.71%     5.70%
   Expected dividend yield                0%        0%        0%
   Option life                        10 yrs.   10 yrs.    10yrs.
   Expected volatility                   35%       36%       38%
  -------------------------------------------------------------

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



      (dollars in millions, except per                                                                        Fiscal Year(1)
      share; shares in thousands)                2000            1999           1998          1997          1996            1995
---------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:
Net retail sales                            $  2,948.4       $  2,730.1    $  2,615.5     $  2,566.9     $  2,333.7   $  2,330.3
Cost of sales                                  2,011.5          1,868.3       1,798.9        1,799.4        1,663.5      1,696.2
Selling, general and
   administrative expenses                       700.9            635.7         598.4          557.4          484.7        472.4
Special and nonrecurring items(2)                  8.0                -           0.8            4.7           12.6         71.8
Interest (income) expense, net                    25.0             (0.9)         (7.1)          (8.9)          (6.2)         1.0
--------------------------------------------------------------------------------------------------------------------------------
Total cost of sales and
   expenses                                    2,745.4          2,503.1       2,391.0        2,352.6        2,154.6      2,241.4
--------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes,
   minority interest and
   extraordinary loss                            203.0            227.0         224.5          214.3          179.1         88.9
Provision for income taxes                        79.0             90.5          89.5           85.4           71.4         34.9
Earnings before minority interest and
   extraordinary loss                            124.0            136.5         135.0          128.9          107.7         54.0
Minority interest                                  0.2                -             -              -              -            -
Earnings before minority interest and
   extraordinary loss                            124.2            136.5         135.0          128.9          107.7         54.0
Extraordinary loss                                 3.6                -             -              -              -            -
--------------------------------------------------------------------------------------------------------------------------------
Net earnings                                $    120.6       $    136.5    $    135.0     $    128.9     $    107.7   $     54.0
--------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share(3)               $     5.01       $     4.35    $     3.78     $     3.31     $     2.67            -
Average shares outstanding - diluted(3)         24,054           31,365        35,732         38,930         40,307            -

BALANCE SHEET DATA:
Working capital                             $    206.0       $    362.2    $    300.9     $    384.8     $    392.2   $    232.0
Property and equipment, net                      518.7            482.9         492.8          486.7          502.5        560.0
Total assets                                   1,002.8          1,082.4       1,036.7        1,073.0        1,091.8      1,014.3
Total debt                                       325.6            126.8          73.5            7.9            9.5         11.5
Total equity                                     410.4            703.8         702.8          836.4          853.0        752.9(4)
================================================================================================================================

OTHER FINANCIAL DATA:
Capital expenditures                        $    144.9       $    100.4    $    108.6     $     85.4     $     73.4   $     95.4
Present value of operating leases                851.1            849.5         851.4          832.5          817.9        885.5
Earnings before interest,
   income taxes, depreciation
   and amortization (EBITDA)(5)                  330.8            326.0         315.5          300.5          272.1        185.2
Net retail sales growth                            6.5%(6)          4.4%          1.9%          10.0%           1.4%(6)      8.7%(6)
Same-store sales growth                            3.2%             0.9%         (0.8)%          5.6%           3.6%        (3.7)%
Return on equity                                  17.1%            19.4%         16.1%          15.1%          14.3%         6.8%
Return on net assets                              17.6%            18.4%         17.2%          17.3%          15.5%        13.9%
Stores open (at year-end)                        4,912            4,712         4,570          4,431          4,236        4,549
================================================================================================================================


(1)  All years include 52 weeks, except 2000 and 1995, which include 53 weeks.
(2) During the first quarter of 2000, the Company completed a self-tender through which it repurchased 25.5 percent of its outstanding common shares. Associated with the self-tender the company incurred costs for the consideration of various strategic alternatives and for costs to complete the self-tender. During the fourth quarter of 1995, the Company committed to close or relocate underperforming stores and restructure its central office. The Company also incurred executive retention costs associated with the spin-off that established the Company as an independent public company.
(3)  Calculations only shown since being an independent public company.
(4)  Prior to 1996, total equity was the equity investment by May Company.
(5) EBITDA should not be considered in isolation or as a substitute for measures of performance or cash generation prepared in accordance with generally accepted accounting principles. Fiscal year 2000 EBITDA is calculated using earnings before extraordinary loss.
(6)  Growth percentage based on a 52-week comparison.

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

AUDIT AND FINANCE COMMITTEE
OF THE BOARD OF DIRECTORS

    The Board of Directors, through the activities of its Audit and Finance Committee, participates in the reporting of financial information by the Company. The committee meets regularly with management, the internal auditors and the independent public accountants. The committee reviewed the scope, timing and fees for the annual audit and the results of the audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the committee and the Board of Directors.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareowners of Payless ShoeSource, Inc.:

    We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Delaware corporation) and subsidiaries as of February 3, 2001 and January 29, 2000 and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
St. Louis, Missouri
February 23, 2001

[PHOTO]

PAYLESS SHOESOURCE BOARD OF DIRECTORS

Front Row: Michael E. Murphy, Steven J. Douglass, Ken C. Hicks, Mylle B. Mangum Back Row: Thomas A. Hays, Irwin Zazulia, Daniel Boggan Jr., Howard R. Fricke, Robert L. Stark

BOARD OF DIRECTORS

STEVEN J. DOUGLASS                   MYLLE B. MANGUM (2)
 Chairman of the Board                Chief Executive Officer,
 and Chief Executive Officer          MMS Incentives LLC

KEN C. HICKS                         MICHAEL E. MURPHY (1)
 President                            Retired Vice Chairman
                                      and Chief Administrative Officer,
                                      Sara Lee Corporation
DANIEL BOGGAN JR. (2)
 Senior Vice President,              ROBERT L. STARK (1)
 National Collegiate Athletic         Retired Executive Vice President
 Association (NCAA)                   of Hallmark Cards, Inc. and Retired
                                      Dean of the Edwards Campus,
                                      University of Kansas
HOWARD R. FRICKE (1)
   Chairman of the Board
   The Security Benefit Group        IRWIN ZAZULIA (2)
   of Companies                       Retired President and Chief
                                      Executive Officer of Hecht's,
                                      a division of The May Department
THOMAS A. HAYS (2)                    Stores Company
   Retired Deputy Chairman,
   The May Department Stores Company


SENIOR MANAGEMENT

STEVEN J. DOUGLASS
  Chairman of the Board
  and Chief Executive Officer

KEN C. HICKS
  President

DUANE L. CANTRELL
  Executive Vice President

BRYAN P. COLLINS
  Senior Vice President

MICHAEL C. FLEMING
  Division Senior Vice President

STEPHEN J. GISH
  Division Senior Vice President

JOHN N. HAUGH
  Senior Vice President

ROBERT H. HOWARD
  Division Senior Vice President

GERALD F. KELLY, JR.
  Senior Vice President

GARY J. KONETZNI
  Division Senior Vice President

THOMAS H. MITCHELL
  Division Senior Vice President

HARRIS MUSTAFA
  Senior Vice President

JOANN OGEE
  Senior Vice President

DARREL J. PAVELKA
  Senior Vice President

ULLRICH E. PORZIG
  Senior Vice President -
  Chief Financial Officer and Treasurer

WILLIAM J. RAINEY
  Senior Vice President -
  General Counsel and Secretary

GARY M. STONE
  Senior Vice President

LARRY M. STRECKER
  Senior Vice President

JEFFREY W. WAGNER
  Senior Vice President

KAROLYN W. WANGSTAD
  Senior Vice President

(1) Audit and Finance Committee (2) Compensation and Nominating Committee

CORPORATE HEADQUARTERS

     Payless ShoeSource, Inc.
     3231 S.E. Sixth Avenue
     Topeka, KS  66607-2207
     (785) 233-5171

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

PAYLESS SHOESOURCE ON THE INTERNET

     Recent press releases issued by the company and other information are available on our World Wide Web home page. Visit us at http://www.paylessinfo.com.

SHAREOWNER INQUIRIES

     Shareowner inquiries regarding stock transfer, lost certificates or address changes should be directed to the stock transfer agent and registrar, UMB Bank, as shown below.

PLEASE ADDRESS SHAREOWNER INQUIRIES TO:

     Securities Transfer Division
     UMB Bank
     P.O. Box 410064
     Kansas City, MO  64141
     (816) 860-7786

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


[LOGO] Creative: Muller + Company, Kansas City, Missouri  www.mullerco.com