Form 10-K, Exhibit 13
period 2002-02-02
PAYLESS SHOESOURCE INC /DE/
filed 2002-04-16
CIK 1060232

     MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF OPERATING RESULTS Sales for the Company decreased to $2.91 billion in fiscal 2001, from $2.95 billion in 2000, a decrease of 1.2 percent. Fiscal year 2000 contained 53 weeks. On a 52-week basis, sales for fiscal 2000 totaled $2.91 billion. Same-store sales for fiscal 2001 decreased 2.9 percent. Diluted earnings per share for 2001 decreased 59.9 percent to $2.01 from $5.01 last year. Operating profit for 2001 decreased 56.2 percent to $99.9 million, compared with $228.0 million in 2000. Net earnings totaled $45.4 million compared with $120.6 million in 2000, a decrease of 62.4 percent. Return on sales was 1.6 percent in 2001, down from 4.1 percent in 2000; return on equity was 11.1 percent in 2001 compared with 17.1 percent in 2000; and return on net assets decreased to 10.9 percent in 2001 from 17.6 percent in 2000. Excluding non-recurring and extraordinary charges, diluted earnings per share were $3.91 in 2001, a 27.2 percent decrease compared to $5.37 in 2000, operating profit was $169.9 million and $236.0 million, net earnings were $88.5 million and $129.1 million, return on equity was 21.6 percent and 18.3 percent, and return on net assets was 13.4 percent and 18.0 percent in 2001 and 2000, respectively.

EXPANSION During 2001 the Company had a net increase of 52 stores (248 openings and 196 closings). Year-end 2001 store count was 4,964 stores. Included in the 2001 store openings were 62 new stores in Central America and the Caribbean operated under a joint venture agreement, bringing total store count in this region to 66. The Company intends to open approximately 65 additional stores in this region during 2002. Management believes this region represents an opportunity to open a total of 150 to 200 stores.

     In addition, the Company entered into a new joint venture agreement to open and operate Payless ShoeSource stores in South America. In 2002, the Company intends to open approximately 60 stores in the countries of Ecuador, Peru, and Chile. Management believes this region represents an opportunity to open a total of 300 to 350 stores.

     The Company's expansion plans for the fiscal year ended February 1, 2003
(2002) include a net increase of approximately 75 to 80 stores, including the impact of the 104 store closings from the restructuring. This includes 270 to 275 new stores, consisting of approximately 135 domestic Payless ShoeSource locations, 10 Canadian stores, 65 Central American and Caribbean locations, and 60 South American stores. The expansion plans for 2002 through 2006 would add approximately 410 net Payless ShoeSource stores. During this five-year period, the Company plans to invest $290 million for new stores and to spend an additional $165 million to remodel existing stores. These are the major components of a projected $600 million, five-year capital improvement plan.

RESTRUCTURING During the fourth quarter of 2001, the Company recorded a $70 million pre-tax, $43.1 million after-tax charge for restructuring initiatives and asset impairments. The restructuring includes the closing of its four domestic division offices, centralizing domestic retail operations in Topeka, Kansas, and the closing of 104 under-performing stores by the end of 2002. The store closings differ from closings in the normal course of business in that they have a longer remaining lease term. The Company expects annualized savings from these initiatives to total $25 million to $30 million, pre-tax.

     REVIEW OF OPERATIONS

     The following discussion summarizes the significant factors affecting operating results for the fiscal years ended February 2, 2002 (2001), February 3, 2001 (2000), and January 29, 2000 (1999). Fiscal years 2001 and 1999 contained 52 weeks each and the 2000 fiscal year contained 53 weeks. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report. References to years relate to fiscal years rather than calendar years unless otherwise designated.

        Results for the past three years were as follows:

                                                               2001                      2000                    1999

(dollars in millions, except per share)                   $          % OF SALES       $      % OF SALES      $       % OF SALES
------------------------------------------------------------------------------------------------------------------------------------
NET RETAIL SALES                                        $ 2,913.7       100.0%    $ 2,948.4    100.0%    $ 2,730.1     100.0%
COST OF SALES                                             2,032.3        69.7       2,012.1     68.2       1,868.3      68.4
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                715.9        24.6         700.3     23.8         635.7      23.3
NON-RECURRING CHARGES(1)                                     65.6         2.3           8.0      0.3           -         -

OPERATING PROFIT                                             99.9         3.4         228.0      7.7         226.1       8.3
------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE (INCOME), NET                               28.1         1.0          25.0      0.8          (0.9)     (0.0)
EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST
  AND EXTRAORDINARY LOSS                                     71.8         2.5         203.0      6.9         227.0       8.3
------------------------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES(2)                                27.6        38.4          79.0     38.9          90.5      39.9
EARNINGS BEFORE MINORITY INTEREST
  AND EXTRAORDINARY LOSS                                     44.2         1.5         124.0      4.2         136.5       5.0
MINORITY INTEREST                                             1.2         0.1           0.2      -             -         -
NET EARNINGS BEFORE EXTRAORDINARY LOSS                       45.4         1.6         124.2      4.2         136.5       5.0
EXTRAORDINARY LOSS RELATED TO EARLY EXTINGUISHMENT
  OF DEBT, NET OF INCOME TAX                                  -           -             3.6      0.1           -         -

NET EARNINGS                                                 45.4         1.6%        120.6      4.1%        136.5       5.0%
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
NET EARNINGS BEFORE EXTRAORDINARY LOSS                  $     2.01                $   5.16               $    4.35
EXTRAORDINARY LOSS                                               -                    0.15                       -
NET EARNINGS                                            $     2.01                $   5.01               $    4.35

BASIC EARNINGS PER SHARE:
NET EARNINGS BEFORE EXTRAORDINARY LOSS                  $     2.04                $   5.24               $    4.37
EXTRAORDINARY LOSS                                               -                    0.15                       -
NET EARNINGS                                            $     2.04                $   5.09               $    4.37
------------------------------------------------------------------------------------------------------------------------------------

(1) The Company recorded a $70 million non-recurring charge in 2001, of which $4.4 million is included in cost of sales and $65.6 million is included in non-recurring charges.
(2)  Percent of sales columns represent effective income tax rates.

NET RETAIL SALES Net retail sales represents the sales of stores operated during the period. Same-store sales represents sales of those stores open during both comparable periods. In 2001, net retail sales decreased 1.2 percent from 2000, consisting of a 0.5 percent decrease in unit volume and a 0.7 percent decrease in average selling prices. Net retail sales for fiscal 2001 totaled $2.91 billion. Same-store sales decreased 2.9 percent in 2001. In 2000, net retail sales increased 8.0 percent from 1999, consisting of a 6.8 percent increase in unit volume and a 1.0 percent increase in average selling prices. The increase in average selling price was the result of an improved merchandise mix. On a 52-week basis, net retail sales for 2000 totaled $2.91 billion, a 6.5 percent increase over 1999. Same-store sales increased 3.2 percent in 2000. In 1999 net retail sales increased 4.4 percent from 1998, consisting of a 7.1 percent increase in unit volume and a 2.6 percent decrease in average selling prices. Same-store sales increased 0.9 percent in 1999.

     Net retail sales declined in 2001 from 2000 due to the 2000 53rd week and a decline in same-store sales. The decline in same-store sales reflects the weakened retail environment, particularly in the second through fourth quarters of 2001. Despite the difficult economy, customers reacted favorably to offerings of women's boots, a category that the Company intends to continue to grow. The Company also introduced its new Bundles line of socks and hosiery within its accessories category in all Payless ShoeSource stores during the fourth quarter of 2001, resulting in positive same-store accessory sales during this time period.

     The net retail sales increase in 2000 over 1999 was driven by an increase in same-store sales, a growth in store count, and the additional week of sales attributed to the 53rd week of 2000. The strong performance reflected the Company's effective merchandising and marketing strategies. Customers reacted favorably to the updated styling of women's dress shoes and improved offerings of women's and junior girls fashion shoes and boots. Positive sales results were also achieved in the men's business through the introduction of the Hunter's Bay(R) line of leather shoes and a new line of Stanley(R) Footgear work footwear.

COST OF SALES Cost of sales includes cost of merchandise sold and the Company's buying and occupancy costs. Cost of sales was $2.03 billion in 2001 compared with $2.01 billion in 2000. As a percent of net retail sales, cost of sales was
69.7 percent in 2001 compared with 68.2 percent in 2000. Lower gross margins in 2001 reflect an increase in markdowns and negative leverage of occupancy costs as a result of a decline in same-store sales. The increase in markdowns includes $16.0 million of additional markdowns taken in the third quarter to clear excess back-to-school and fall seasonal merchandise and $4.4 million of inventory liquidation costs included in the Company's fourth quarter restructuring charge.

     Cost of sales was $2.01 billion in 2000, compared with $1.87 billion in 1999. As a percent of net retail sales, cost of sales was 68.2 percent in 2000 compared with 68.4 percent in 1999. Higher gross margins in 2000 reflected improvements in the merchandising mix, control of freight costs, improvements in product costs and better leverage of occupancy costs through growth in same-store sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses were $715.9 million in 2001 compared with $700.3 million in 2000, a 2.2 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 24.6 percent for 2001 compared with 23.8 percent in 2000. The increase was primarily due to an increase in store payroll and negative leverage of store expenses due to a decline in same-store sales, partially offset by a decrease in advertising costs.

     Selling, general and administrative expenses were $700.3 million in 2000 compared with $635.7 million in 1999, a 10.3 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 23.8 percent for 2000 compared with 23.3 percent in 1999. The increase was primarily due to an increase in store payroll and advertising expense.

NON-RECURRING CHARGES During the fourth quarter of 2001, the Company completed a restructuring study designed to improve the alignment of key business functions, accelerate decision-making, and reduce operating expenses. As part of the restructuring, the Company has centralized all domestic retail operations functions in Topeka, Kansas. The Company's four domestic division offices in Atlanta, Baltimore, Chicago, and Dallas were closed. The Company will also close 104 under-performing stores, including 67 stores operating under the Parade trade name, and 37 Payless ShoeSource stores. The store closings differ from closings in the normal course of business in that they have a longer remaining lease term. The remaining Parade locations will be concentrated in the Northeast and selected major metropolitan areas.

     The Company recorded an impairment charge to write down the book value of certain long-lived assets to their fair value as determined based upon estimated future cash flows. In conjunction with the restructuring and asset impairment, the Company recorded a fourth quarter charge of $70.0 million pre-tax, $43.1 million after-tax. The primary components of the charge are as follows:

(dollars in millions)
--------------------------------------------------------------------------------
STORE CLOSING COSTS (INCLUDING LEASE TERMINATIONS,
  ASSET IMPAIRMENTS, AND EMPLOYEE TERMINATION COSTS)                  $  27.3
DIVISION CLOSING COSTS (INCLUDING LEASE TERMINATIONS,
  ASSET IMPAIRMENTS, AND EMPLOYEE TERMINATION COSTS)                      4.2
CORPORATE EMPLOYEE TERMINATION COSTS                                      8.0
PROFESSIONAL FEES REQUIRED TO DESIGN
  AND IMPLEMENT THE RESTRUCTURING                                         6.4
INVENTORY LIQUIDATION COSTS (REFLECTED IN COST OF SALES)                  4.4
OTHER RESTRUCTURING RELATED COSTS                                         3.6
--------------------------------------------------------------------------------
TOTAL RESTRUCTURING RELATED COSTS                                        53.9
ASSET IMPAIRMENTS                                                        16.1
--------------------------------------------------------------------------------
TOTAL 2001 NON-RECURRING CHARGE                                       $  70.0
--------------------------------------------------------------------------------

The Company has estimated the cost of lease terminations for the store and division office closings included in the restructuring based on historical costs incurred to terminate leases adjusting for the longer remaining lease terms of these locations. Lease termination costs represent a significant component of the restructuring charge, and the Company may negotiate lease terminations for more or less than estimated.

     The Company expects the annualized benefits from the restructuring actions to total $25 million to $30 million, pre-tax. The benefits will be realized in both gross margin and selling, general and administrative expenses.

     In April 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock at $53 per share. This represented approximately 25.5 percent of the Company's shares immediately prior to the self-tender. During the first quarter of 2000, the Company recorded an $8.0 million charge for non-recurring items, principally for costs associated with the analysis and consideration of various strategic alternatives and costs associated with the self-tender.

INTEREST EXPENSE (INCOME) Interest income and expense components were:

(dollars in millions)                     2001            2000           1999
--------------------------------------------------------------------------------
INTEREST EXPENSE                        $  30.6         $  29.3         $  8.4
INTEREST INCOME                            (2.5)           (4.3)          (9.3)
--------------------------------------------------------------------------------
INTEREST EXPENSE (INCOME), NET          $  28.1         $  25.0         $ (0.9)
--------------------------------------------------------------------------------

     The increase in 2001 interest expense was the result of the issuance of a $400 million term loan in April 2000, as part of the Company's $600 million Credit Facility secured in association with the self-tender, and borrowings under the Company's revolving line of credit during the first two quarters of 2001. The increase was partially offset by principal payments on the long-term debt of $16 million during 2001 and $80 million during 2000 and a reduction in interest rates throughout 2001. Interest expense also relates to capitalized lease obligations. Interest income is from short-term investments of available cash balances.

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

INCOME TAXES The effective income tax rate decreased to 38.4 percent in 2001 from 38.9 percent in 2000 and 39.9 percent in 1999. The decrease reflects benefits related to the previously implemented holding company structure.

IMPACT OF INFLATION Inflation did not have a material impact on the Company's 2001 sales growth or earnings.

     REVIEW OF FINANCIAL CONDITION

CASH FLOW Cash flow from operations (net earnings plus depreciation and amortization) was $148.3 million, 5.1 percent of net sales in 2001 compared with
7.5 percent in 2000 and 8.6 percent in 1999. The decline in cash flow from operations as a percentage of sales in 2001 is due to the decrease in net earnings, including the $70 million pre-tax non-recurring charge.

     Sources and (uses) of cash flows are summarized below:

(dollars in millions)                              2001            2000            1999
-------------------------------------------------------------------------------------------
NET EARNINGS AND DEPRECIATION/
  AMORTIZATION                                  $  148.3         $  219.9         $  233.9
NON-CASH COMPONENT OF
  NON-RECURRING CHARGE                              28.6              -                -
EXTRAORDINARY LOSS RELATED TO EARLY
  EXTINGUISHMENT OF DEBT                             -                3.6              -
WORKING CAPITAL INCREASES                           (0.3)            (5.7)           (28.8)
OTHER OPERATING ACTIVITIES                         (21.5)            (6.6)             8.8
CAPITAL EXPENDITURES AND OTHER
  INVESTING ACTIVITIES                             (91.0)          (135.1)           (87.5)
NET ISSUANCES (PURCHASES)
  OF COMMON STOCK                                   16.3           (416.6)          (139.0)
NET (PAYMENTS) ISSUANCES OF DEBT                    (5.1)           185.2             53.3
OTHER FINANCING ACTIVITIES                           6.6              1.5              -
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                          $   81.9         $ (153.8)        $   40.7
-------------------------------------------------------------------------------------------


CAPITAL EXPENDITURES In 2001, the Company's capital expenditures totaled $102.8 million, including a $6.1 million contribution from the Company's joint-venture partners in Central America. The $102.8 million includes $51.4 million for new stores, $15.8 million to remodel existing stores, $26.4 million for information technology hardware and systems development, and $9.2 million for other necessary improvements. The Company expects that 2002 capital expenditures will be approximately $120 million, including a $15 million contribution from the Company's joint-venture partners in Central and South America. Total capital expenditures for the period 2002 through 2006 are planned at $600 million. The Company intends to use internal cash flow, additional contributions from its joint venture partners, and available financing from its $200 million revolving credit agreement to finance substantially all of these expenditures. The Company believes these sources will be sufficient for its capital expenditure needs.

FINANCING ACTIVITIES During 2001, the Company has entered into $9.5 million of demand notes payable to efficiently finance its Central American subsidiaries. The Company maintains cash balances of $9.5 million in certificates of deposit as compensating balances to collateralize these notes payable. The notes payable accrue interest at 10%. The certificates of deposit earn interest at 9.65% and are included in other current assets in the accompanying balance sheet.

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

     In conjunction with the self-tender, the Company repaid its $122 million of unsecured notes and entered into a new $600 million senior secured Credit Facility. The Credit Facility consists of a $400 million term loan and a $200 million revolving loan, both of which mature in 2005 subject to prepayment without penalty by the Company at any time. During the first quarter of 2000, the Company recorded a $3.6 million, after-tax extraordinary loss for the excess of the amount paid over the carrying value of its unsecured notes.

     During the second quarter of 2000, the Company made an $80 million pre-payment on the long-term debt, paying off 20 percent of the term loan amount.

     During the fourth quarter of 2001, the Company amended its Credit Facility to provide additional flexibility to implement its restructuring and support its continuing business operations.

     The Company leases substantially all of its stores and is committed to making lease payments over the varying lease terms. As of February 2, 2002, the present value of operating lease payments was $839.5 million.

AVAILABLE CREDIT The Company has a $200 million revolving credit agreement. While no amounts were drawn at February 2, 2002, the balance available to the Company was reduced by $14.3 million for amounts outstanding under a letter of credit. As a result of the seasonality of cash flows, the Company anticipates that it will draw down on and repay amounts borrowed under the revolving credit agreement from time to time during 2002.

FINANCIAL CONDITION RATIOS Return on equity and return on net assets are as follows:

                               2001       2000     1999
-----------------------------------------------------------------------------
RETURN ON EQUITY (1)          11.1%       17.1%    19.4%
-----------------------------------------------------------------------------
RETURN ON NET ASSETS (2)      10.9%       17.6%    18.4%
-----------------------------------------------------------------------------

(1) Return on equity is computed as net earnings divided by beginning shareowners' equity and measures the Company's ability to invest shareowners' funds profitably. The 2001 decrease results primarily from the decrease in net earnings. Excluding non-recurring charges, return on equity for 2001 was 21.6%.
     The 2000 decrease results from the decline in net earnings due to increased interest expense to finance the self-tender partially offset by the 1999 share repurchases. Excluding non-recurring and extraordinary charges, return on equity for 2000 was 18.3 percent.

(2) Return on net assets is computed as pre-tax earnings, net interest expense and the interest component of operating leases, divided by beginning of year net assets, including present value of operating leases (PVOL), and represents performance independent of capital structure. The 2001 decrease results primarily from the decrease in pre-tax earnings. Excluding non-recurring charges, return on net assets for 2001 was 13.4%.
     The 2000 decrease results from an increase in beginning of year net assets including PVOL, partially offset by the increase in pre-tax earnings excluding non-recurring and extraordinary charges before net interest expense. Excluding non-recurring and extraordinary charges, return on net assets for 2000 was 18.0 percent.

     The debt-to-capitalization ratio was 41.2 percent, 44.2 percent and 15.3 percent for 2001, 2000 and 1999, respectively. The 2001 debt-to-capitalization ratio decrease is the result of the repayment of $16 million of long-term debt and the increase in the Company's shareowners' equity, primarily from the Company's net earnings. The 2000 debt-to-capitalization ratio increase results from the issuance of a $400-million term loan in April 2000 and the repurchase of $425 million of common stock, partially offset by the retirement of $122 million of unsecured notes and an $80 million prepayment on the term loan. For purposes of the debt-to-capitalization ratio, total debt is long-term debt including current maturities, notes payable and borrowings under the revolving line of credit. Capitalization is defined as total debt and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be
71.7 percent, 74.1 percent and 58.1 percent in 2001, 2000 and 1999, respectively.

     The fixed charge coverage was 1.7x, 2.9x and 3.8x in 2001, 2000 and 1999, respectively. Fixed charges are defined as gross interest expense and the interest component of rent expense. Fixed charge coverage measures the Company's ability to meet debt obligations from earnings.

COMMON STOCK AND MARKET PRICES The Company's common stock is listed on the New York Stock Exchange under the trading symbol PSS. The Company has not paid a dividend on its shares of common stock and is restricted from making dividend payments under its Credit Facility. The quarterly intraday price ranges of the common stock in 2001 and 2000 were:

                          2001                                2000
                      MARKET PRICE                         MARKET PRICE
QUARTER            HIGH             LOW                HIGH             LOW
--------------------------------------------------------------------------------
FIRST          $   78.22        $   57.25         $   59.25          $   38.75
SECOND             71.90            52.88             56.56              48.69
THIRD              60.35            51.50             60.38              51.13
FOURTH             59.09            52.70             71.90              56.75
--------------------------------------------------------------------------------
YEAR           $   78.22        $   51.50         $   71.90          $   38.75

MARKET RISK Interest on the Company's Credit Facility is based on the London Interbank Offered Rate ("LIBOR") plus a variable margin as defined in the credit agreement. Therefore, the Company's future borrowing costs may fluctuate depending upon the volatility of LIBOR. The Company currently mitigates a portion of its interest rate risk through the use of interest rate swap agreements, whereby the Company has agreed to exchange, at specific intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

     The following table summarizes the contract terms of financial instruments subject to interest rate risk maintained by the Company as of February 2, 2002:

                                             MATURITY DATE
(dollars in millions)           2002       2003       2004     2005      TOTAL
--------------------------------------------------------------------------------
VARIABLE RATE DEBT           $  64.4      $ 91.1     $117.8    $31.1    $ 304.4
  AVERAGE INTEREST RATE          3.6%        4.3%       5.2%    5.8%        4.2%
VARIABLE TO FIXED SWAPS      $ 120.0      $120.0                        $ 240.0
  AVERAGE PAY RATE               6.9%        6.9%                           6.9%
  AVERAGE RECEIVE RATE           1.9%        2.5%                           2.0%

The notional amounts of interest rate swap agreements, as presented in the table above, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. Interest rates on the variable debt and the receive rate on the interest rate swaps are estimated using the average implied LIBOR for the year of maturity based on the yield curve in effect at February 2, 2002.

     As the long-term debt under the Credit Facility bears interest at current market rates, its carrying value approximates market value at February 2, 2002. The fair value of the interest rate swap agreements is a loss of $9.4 million at February 2, 2002. The estimated fair value of the interest rate swap agreements approximates the proceeds to settle the outstanding contracts. Dealer quotations are available for the Company's interest rate swap agreements.

     During the first quarter of 2001, the Company terminated two currency swaps, which had effectively converted $30 million of the U.S. dollar-denominated long-term debt into Canadian dollar-denominated obligations. These swaps had been designated as a foreign currency hedge on a portion of the Company's net investment in Canadian dollar-denominated subsidiaries. As a result, the $0.5 million after-tax gain ($0.8 million pre-tax) remains a component of accumulated other comprehensive income within total shareowners' equity on the accompanying balance sheet.

       CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported within the financial statements. Actual results could differ from these estimates. Significant accounting policies, estimates and judgments, which management believes are the most critical to aid in fully understanding and evaluating the reported financial results, include the following.

MERCHANDISE INVENTORIES Merchandise inventories are valued by the retail method and are stated at the lower of cost, determined using the first-in, first-out
(FIFO) basis, or market. The retail method is widely used in the retail industry due to its practicality. Under the retail method, cost is determined by applying a calculated cost-to-retail ratio across groupings of similar items, known as departments. As a result, the retail method results in an averaging of inventory costs across similar items within a department. The cost-to-retail ratio is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. Current owned retail represents the retail price for which merchandise is offered for sale on a regular basis reduced for any permanent or clearance markdowns. As a result, the retail method normally results in an inventory valuation that is lower than a traditional FIFO cost basis.

     Inherent in the retail method calculation are certain significant management judgments and estimates including initial mark-up, markdowns and shrinkage, which can significantly impact the owned retail, and, therefore, the ending inventory valuation at cost. Specifically, the failure to take permanent or clearance markdowns on a timely basis can result in an overstatement of cost under the retail method. Management believes that its application of the retail method reasonably states inventory at the lower of cost or market.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms. Property and equipment are reviewed on a store-by-store basis if an indicator of impairment exists to determine whether the carrying amount of the asset is recoverable. Estimated future cash flows are used to determine if impairment exists. The Company uses current operating results and historical performance to estimate future cash flows on a store-by-store basis.

INSURANCE PROGRAMS The Company retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability. The Company purchases third party coverage for losses in excess of the normal expected levels. Provisions for losses expected under these programs are recorded based upon estimates of aggregate liability for claims incurred utilizing independent actuarial calculations. These actuarial calculations utilize assumptions to estimate the frequency and severity of losses as well as the patterns surrounding the emergence, development and settlement of claims based on historical results.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," No. 142, "Goodwill and Other Intangible Assets," and No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 141 is required to be implemented for all acquisitions initiated after June 30, 2001. The adoption of SFAS No. 141 will have no impact on the consolidated financial statements of the Company.

     Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. They will be subject to at least annual assessments for impairment. The Company has adopted SFAS No. 142 effective February 3, 2002. The adoption did not have a material effect on the consolidated financial statements.

     Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company has adopted SFAS No. 143 effective February 3, 2002. The adoption did not have a material effect on the consolidated financial statements.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company has adopted SFAS No. 144 on February 3, 2002. The adoption did not have a material effect on the consolidated financial statements.

     FORWARD-LOOKING STATEMENTS

This report contains, and from time to time the Company may publish, forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, future store openings and international expansion, possible strategic alternatives and new business concepts and similar matters. Statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words and similar expressions are forward-looking statements. The Company notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in its forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: changes in consumer spending patterns; changes in consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; the financial condition of the suppliers and manufacturers from whom the Company sources its merchandise; changes in existing or potential duties, tariffs or quotas; changes in relationships between the United States and foreign countries; changes in relationships between Canada and foreign countries; economic and political instability in foreign countries or restrictive actions by the governments of foreign countries in which suppliers and manufacturers from whom the Company sources are located or in which the Company operates stores; changes in trade and/or tax laws; fluctuations in currency exchange rates; availability of suitable store locations on appropriate terms; the ability to hire, train and retain associates; and general economic, business and social conditions in the countries from which the Company sources products, supplies or has or intends to open stores; the performance of our partners in joint ventures; the ability to comply with local laws in foreign countries; and threats or acts of terrorism. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED STATEMENT OF EARNINGS

(dollars in millions, except per share)                                        2001              2000              1999
------------------------------------------------------------------------------------------------------------------------------------
NET RETAIL SALES                                                          $   2,913.7       $   2,948.4       $   2,730.1
------------------------------------------------------------------------------------------------------------------------------------
COST OF SALES                                                                 2,032.3           2,012.1           1,868.3

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                    715.9             700.3             635.7

NON-RECURRING CHARGES                                                            65.6               8.0               -
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                 99.9             228.0             226.1
------------------------------------------------------------------------------------------------------------------------------------
INTEREST (INCOME) EXPENSE, NET                                                   28.1              25.0              (0.9)

EARNINGS BEFORE INCOME TAXES,

   MINORITY INTEREST, AND EXTRAORDINARY LOSS                                     71.8             203.0             227.0

PROVISION FOR INCOME TAXES                                                       27.6              79.0              90.5

EARNINGS BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS                         44.2             124.0             136.5

MINORITY INTEREST                                                                 1.2               0.2               -

EARNINGS BEFORE EXTRAORDINARY LOSS                                               45.4             124.2             136.5

EXTRAORDINARY LOSS RELATED TO EARLY EXTINGUISHMENT OF DEBT,

   NET OF INCOME TAX                                                              -                 3.6               -
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                              $      45.4       $     120.6       $     136.5
====================================================================================================================================
DILUTED EARNINGS PER SHARE:

NET EARNINGS BEFORE EXTRAORDINARY LOSS                                    $       2.01      $       5.16      $       4.35

EXTRAORDINARY LOSS                                                                -         $       0.15              -

NET EARNINGS                                                              $       2.01      $       5.01      $       4.35
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:

NET EARNINGS BEFORE EXTRAORDINARY LOSS                                    $       2.04      $       5.24      $       4.37

EXTRAORDINARY LOSS                                                                -         $       0.15              -

NET EARNINGS                                                              $       2.04      $       5.09      $       4.37
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

       CONSOLIDATED BALANCE SHEET

(dollars in millions, except per share)                                FEBRUARY 2, 2002         FEBRUARY 3, 2001
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                                               $     92.3               $     10.4
  MERCHANDISE INVENTORIES                                                      339.5                    355.6
  CURRENT DEFERRED INCOME TAXES                                                 31.0                     14.9
  OTHER CURRENT ASSETS                                                          73.7                     53.8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                           536.5                    434.7


PROPERTY AND EQUIPMENT:
  LAND                                                                           8.1                      7.4
  BUILDINGS AND LEASEHOLD IMPROVEMENTS                                         754.4                    782.4
  FURNITURE, FIXTURES AND EQUIPMENT                                            392.2                    343.0
  PROPERTY UNDER CAPITAL LEASES                                                  7.3                      7.3
------------------------------------------------------------------------------------------------------------------------------------
  TOTAL PROPERTY AND EQUIPMENT                                               1,162.0                  1,140.1
  ACCUMULATED DEPRECIATION AND AMORTIZATION                                   (683.8)                  (621.4)
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                                    478.2                    518.7


DEFERRED INCOME TAXES                                                           35.1                     27.1
OTHER ASSETS                                                                    19.4                     22.3
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              $  1,069.2               $  1,002.8
====================================================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES:
  CURRENT MATURITIES OF LONG-TERM DEBT                                    $     65.9               $     16.4
  NOTES PAYABLE                                                                  9.5                      -
  ACCOUNTS PAYABLE                                                              73.5                     89.0
  ACCRUED EXPENSES                                                             142.3                    123.3
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                      291.2                    228.7


LONG-TERM DEBT                                                                 245.1                    309.2
OTHER LIABILITIES                                                               59.2                     53.1
MINORITY INTEREST                                                                6.7                      1.4


SHAREOWNERS' EQUITY:
  PREFERRED STOCK, $.01 PAR VALUE;
    25,000,000 SHARES AUTHORIZED; NONE ISSUED
  COMMON STOCK, $.01 PAR VALUE;
    240,000,000 SHARES AUTHORIZED; 29,376,958
    AND 29,376,958 ISSUED; 22,252,974 AND
    21,988,003 SHARES OUTSTANDING IN 2001
    AND 2000, RESPECTIVELY                                                       0.2                      0.2
  ADDITIONAL PAID-IN CAPITAL                                                    16.3                      -
  UNEARNED RESTRICTED STOCK                                                     (2.6)                    (6.6)
  RETAINED EARNINGS                                                            461.9                    416.5
  ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME                                 (8.8)                     0.3
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY                                                      467.0                    410.4
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                 $  1,069.2               $  1,002.8
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

                                                                                           ACCUMULATED
                                       OUTSTANDING     ADDITIONAL    UNEARNED                 OTHER         TOTAL
(dollars in millions, shares          COMMON STOCK      PAID-IN    RESTRICTED   RETAINED  COMPREHENSIVE  SHAREOWNERS' COMPREHENSIVE
in thousands)                      SHARES     DOLLARS   CAPITAL       STOCK     EARNINGS   INCOME (LOSS)    EQUITY       INCOME
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1999         32,453     $   0.3   $   35.0   $   (3.3)    $  670.8    $    -       $  702.8
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                             -         -          -          -          136.5         -          136.5     $  136.5
TRANSLATION ADJUSTMENTS                  -         -          -          -            -           1.0          1.0          1.0
ISSUANCES OF COMMON STOCK
  UNDER STOCK PLANS                     85         -          5.1        -            -           -            5.1
PURCHASES OF COMMON STOCK           (2,936)        -          -          -         (144.1)        -         (144.1)
AMORTIZATION OF UNEARNED
  RESTRICTED STOCK                       -         -          -          2.5          -           -            2.5
                                                                                                                      --------------
COMPREHENSIVE INCOME                                                                                                      137.5
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 29, 2000         29,602         0.3       40.1       (0.8)       663.2         1.0        703.8
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                             -         -          -          -          120.6         -          120.6        120.6
TRANSLATION ADJUSTMENTS                  -         -          -          -            -          (0.7)        (0.7)        (0.7)
ISSUANCES OF COMMON STOCK
  UNDER STOCK PLANS                    407         -         17.5       (9.1)         -           -            8.4
PURCHASES OF COMMON STOCK           (8,021)       (0.1)     (57.6)         -      (367.3)         -         (425.0)
AMORTIZATION OF UNEARNED
  RESTRICTED STOCK                       -         -          -          3.3          -           -            3.3
                                                                                                                      --------------
COMPREHENSIVE INCOME                                                                                                      119.9
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 3, 2001         21,988         0.2        -         (6.6)       416.5         0.3        410.4
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                             -         -          -          -           45.4         -           45.4         45.4
TRANSLATION ADJUSTMENTS                  -         -          -          -            -          (3.3)        (3.3)        (3.3)
CASH FLOW HEDGE ADJUSTMENTS              -         -          -          -            -          (5.8)        (5.8)        (5.8)
ISSUANCES OF COMMON STOCK
  UNDER STOCK PLANS                    335         -         20.4        -            -           -           20.4
PURCHASES OF COMMON STOCK              (70)        -         (4.1)       -            -           -           (4.1)
AMORTIZATION OF UNEARNED
  RESTRICTED STOCK                       -         -          -          4.0          -           -            4.0
                                                                                                                      --------------
COMPREHENSIVE INCOME                                                                                                   $   36.3
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 2, 2002         22,253     $   0.2   $   16.3   $   (2.6)    $  461.9    $   (8.8)    $  467.0
------------------------------------------------------------------------------------------------------------------------------------

Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:

                                                              2001               2000               1999
------------------------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                                    7,389              7,322              4,471


ISSUANCES OF COMMON STOCK:
   STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN              (364)              (212)              (102)
   DEFERRED COMPENSATION PLAN                                     -                 (5)                (1)
   RESTRICTED STOCK GRANTS, NET OF FORFEITURES                   29               (190)                18
------------------------------------------------------------------------------------------------------------
                                                               (335)              (407)               (85)


PURCHASES OF COMMON STOCK                                        70              8,021              2,936
RETIREMENT OF COMMON STOCK                                        -             (7,547)                 -
------------------------------------------------------------------------------------------------------------
BALANCE END OF YEAR                                           7,124              7,389              7,322
------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in millions, except per share)                                        2001              2000             1999
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

NET EARNINGS                                                                 $   45.4         $  120.6         $  136.5

ADJUSTMENTS FOR NON-CASH ITEMS INCLUDED IN NET EARNINGS:

  NON-CASH COMPONENT OF NON-RECURRING CHARGES                                    28.6              -                -

  EXTRAORDINARY LOSS RELATED TO EARLY EXTINGUISHMENT OF DEBT                      -                3.6              -

  DEPRECIATION AND AMORTIZATION                                                 102.9             99.3             97.4

  AMORTIZATION OF UNEARNED RESTRICTED STOCK                                       4.0              3.3              2.5

  DEFERRED INCOME TAXES                                                         (24.1)            (1.7)             6.6

CHANGES IN WORKING CAPITAL:

  MERCHANDISE INVENTORIES                                                        16.1             (5.9)            (7.6)

  OTHER CURRENT ASSETS                                                          (19.9)           (10.2)            (6.1)

  ACCOUNTS PAYABLE                                                              (15.5)             7.8            (14.2)

  ACCRUED EXPENSES                                                               19.0              2.6             (0.9)

OTHER ASSETS AND LIABILITIES, NET                                                (1.4)            (8.2)            (0.3)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING ACTIVITIES                                                      155.1            211.2            213.9
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

CAPITAL EXPENDITURES                                                           (102.8)          (144.9)          (100.4)

DISPOSITIONS OF PROPERTY AND EQUIPMENT                                           11.8              9.8             12.9
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTING ACTIVITIES                                                      (91.0)          (135.1)           (87.5)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

ISSUANCE OF NOTES PAYABLE                                                         9.5              -                -

ISSUANCE OF LONG-TERM DEBT                                                        3.3            401.5             55.0

REPAYMENTS OF LONG-TERM DEBT                                                    (17.9)          (207.4)            (1.7)

PAYMENT OF DEBT ISSUANCE COSTS                                                    -               (8.9)             -

PURCHASES OF COMMON STOCK                                                        (4.1)          (425.0)          (144.1)

ISSUANCE OF COMMON STOCK                                                         20.4              8.4              5.1

OTHER FINANCING ACTIVITIES                                                        6.6              1.5              -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL FINANCING ACTIVITIES                                                       17.8           (229.9)           (85.7)
------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 81.9           (153.8)            40.7


CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                     10.4            164.2            123.5
------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                       $   92.3         $   10.4         $  164.2
====================================================================================================================================

CASH PAID DURING THE YEAR:
  INTEREST                                                                   $   30.9         $   29.6         $    8.4
  INCOME TAXES                                                                   42.8             69.6             77.5
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION Payless ShoeSource, Inc., a Delaware corporation, together with its subsidiaries (the "Company"), is the largest family footwear retailer in North America.

     As of February 2, 2002, the Company operated 4,964 stores offering quality family footwear and accessories in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam, Saipan, the U.S. Virgin Islands, Canada, Costa Rica, the Dominican Republic, El Salvador, Guatemala, and Trinidad & Tobago.

     The Company sources and utilizes a network of agents with factories in 11 foreign countries and the United States to source its products, which are manufactured to meet the Company's specifications and standards. Factories in the People's Republic of China are a source of approximately 79.9 percent of the Company's merchandise.

     Payless ShoeSource, Inc., a Missouri corporation, and its subsidiaries are organized in a Delaware holding company structure. The consolidated financial statements include results for the entire fiscal year for all years presented and the accounts of the Company, all wholly owned subsidiaries and all subsidiaries in which the Company owns a controlling interest. Significant inter-company transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 2001, 2000 and 1999 ended on February 2, 2002, February 3, 2001, and January 29, 2000, respectively. Fiscal years 2001 and 1999 included 52 weeks. Fiscal year 2000 included 53 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

USE OF ESTIMATES Management makes estimates and assumptions that affect the amounts reported within the consolidated balance sheets and the statements of earnings, shareowners' equity and cash flows, and the notes to consolidated financial statements. Actual results could differ from these estimates.

NET RETAIL SALES Net retail sales ("sales") represent the sales, net of returns and excluding sales tax, of all stores operated during the period. The Company accrues for the impact of estimated sales returns. Same-store sales represent sales of those stores open during both comparable periods.

COST OF SALES Cost of sales includes the cost of merchandise sold and the Company's buying and occupancy costs.

PRE-OPENING EXPENSES Costs associated with the opening of new stores are expensed as incurred.

ADVERTISING COSTS Advertising costs and sales promotion costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising and sales promotion costs of $98.4 million, $100.1 million and $87.2 million in 2001, 2000 and 1999, respectively.

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

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Investments in properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or their related lease terms. Property and equipment are reviewed for recoverability on a store-by-store basis if an indicator of impairment exists to determine whether the carrying amount of the assets is recoverable.

INSURANCE PROGRAMS The Company retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability. The Company purchases third party coverage for losses in excess of the normal expected levels. Provisions for losses expected under these programs are recorded based upon estimates of the aggregate liability for claims incurred utilizing independent actuarial calculations based on historical results.

FOREIGN CURRENCY TRANSLATION Local currencies are the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Adjustments from the translation process are accumulated as part of other comprehensive income and are included as a separate component of shareowners' equity. Income and expense items of these subsidiaries are translated at average rates of exchange.

FINANCIAL DERIVATIVES The Company uses derivative financial instruments to reduce its exposure to fluctuations in interest rates and foreign currencies and to minimize the risk associated with investments in foreign operations. The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" as of the beginning of 2001. SFAS 133 requires that all derivatives be reflected as either assets or liabilities on the balance sheet based on their fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The effect of SFAS 133, as amended, did not have a material impact on the results of operations or financial position of the Company.

SEGMENTS Segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," have been identified based upon management reporting responsibility. During 2001, the Company consolidated the operations and management reporting responsibility of its Parade stores with its Payless stores. The Company now operates in one segment.

RECLASSIFICATION Certain prior-year amounts have been reclassified to conform to the current-year presentation.

     QUARTERLY RESULTS (UNAUDITED)

     Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were as follows:

(dollars in millions, except per share)                                             2001
------------------------------------------------------------------------------------------------------------------------------------
QUARTER                                             FIRST         SECOND           THIRD          FOURTH           YEAR
------------------------------------------------------------------------------------------------------------------------------------
NET RETAIL SALES                                $   768.3      $   806.0      $   697.1      $   642.3       $   2,913.7
COST OF SALES(1)                                    525.1          548.2          498.9          460.1           2,032.3
NET EARNINGS (LOSS)                             $    29.7      $    36.4      $    13.3      $   (34.0)      $      45.4
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE:(2)(3)        $    1.30      $    1.60      $    0.59      $   (1.53)      $      2.01
BASIC EARNINGS (LOSS) PER SHARE:(2)(3)          $    1.34      $    1.64      $    0.60      $   (1.53)      $      2.04
------------------------------------------------------------------------------------------------------------------------------------


(dollars in millions, except per share)                                             2000
------------------------------------------------------------------------------------------------------------------------------------
QUARTER                                             FIRST          SECOND           THIRD          FOURTH             YEAR
------------------------------------------------------------------------------------------------------------------------------------
NET RETAIL SALES                                $   708.5       $   816.9       $   723.0       $   700.1       $   2,948.4
COST OF SALES(1)                                    481.9           545.4           490.0           494.8           2,012.1
NET EARNINGS BEFORE
   EXTRAORDINARY LOSS                           $    29.0       $    48.8       $    32.4       $    13.9       $     124.2
NET EARNINGS                                    $    25.4       $    48.8       $    32.4       $    13.9       $     120.6
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:(2)
NET EARNINGS BEFORE
   EXTRAORDINARY LOSS                           $    1.02       $    2.16       $    1.44       $    0.62       $      5.16
EXTRAORDINARY LOSS                                   0.13            -               -               -                 0.15
NET EARNINGS(4)                                 $    0.89       $    2.16       $    1.44       $    0.62       $      5.01
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:(2)
NET EARNINGS BEFORE
   EXTRAORDINARY LOSS                           $     1.03      $     2.19      $     1.46      $     0.63      $       5.24
EXTRAORDINARY LOSS                                    0.13            -               -               -                 0.15
NET EARNINGS(4)                                 $     0.90      $     2.19      $     1.46      $     0.63      $       5.09
------------------------------------------------------------------------------------------------------------------------------------

(1) Certain expenses related to distribution costs have been reclassified from selling, general and administrative expense to cost of sales
(2) Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.
(3) During the fourth quarter of 2001, the Company recorded a non-recurring charge of $70.0 million pre-tax ($43.1 million after-tax) for restructuring and asset impairment. Excluding the non-recurring charge, diluted and basic earnings per share for the fourth quarter of 2001 were $0.41 and the diluted and basic earnings per share for the fiscal year were $3.91 and $3.98, respectively.
(4) During the first quarter of 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock. In conjunction with the share repurchase, the Company recorded an $8.0 million non-recurring pre-tax charge consisting principally of the analysis and consideration of various strategic alternatives and costs associated with the self-tender. Excluding the non-recurring charge and extraordinary loss, diluted and basic earnings per share for the first quarter of 2000 were $1.19 and the diluted and basic earnings per share for the fiscal year were $5.37 and $5.45, respectively.

     PROFIT SHARING PLAN

     The Company has two qualified profit sharing plans ("Payless Profit Sharing Plans") that cover associates who work 1,000 hours or more in a year and have attained age 21. The Company's profit sharing plans are defined contribution plans that provide for Company contributions related to the Company's annual performance and are at the discretion of the Board of Directors. The Company expects to contribute 2.5 percent of its pre-tax earnings to the Company's profit sharing plans for 2001. Associates may voluntarily contribute to the Company's profit sharing plans on both a before-tax and after-tax basis. Total profit sharing contributions made by the Company were $3.5 million, $5.3 million, and $5.7 million in 2001, 2000 and 1999, respectively.

     INCOME TAXES

     The provision (benefit) for income taxes consisted of the following:

(dollars in millions)              2001               2000               1999
--------------------------------------------------------------------------------
   FEDERAL                       $  42.9            $  66.9           $  66.3
   STATE AND LOCAL                   7.5               12.7              15.4
   FOREIGN                           1.3                1.1               2.2
--------------------------------------------------------------------------------
TAXES CURRENTLY PAYABLE             51.7               80.7              83.9
--------------------------------------------------------------------------------
   FEDERAL                         (21.9)              (1.8)              7.5
   STATE AND LOCAL                  (3.5)              (0.5)              1.6
   FOREIGN                           1.3                0.6              (2.5)
--------------------------------------------------------------------------------
DEFERRED TAX PROVISION             (24.1)              (1.7)              6.6
--------------------------------------------------------------------------------
TOTAL PROVISION                  $  27.6            $  79.0           $  90.5
--------------------------------------------------------------------------------

     The reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

                                      2001     2000     1999
------------------------------------------------------------------
STATUTORY FEDERAL INCOME TAX RATE     35.0%    35.0%   35.0%
STATE AND LOCAL INCOME TAXES
   (NET OF FEDERAL TAX BENEFIT)        3.6      3.9     4.9
RATE DIFFERENTIAL ON FOREIGN           0.6      -       -
   EARNINGS
OTHER NET                             (0.8)     -       -
------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE             38.4%    38.9%   39.9%
------------------------------------------------------------------

     Major components of deferred income tax assets were as follows:

(dollars in millions)            FEB. 2, 2002   FEB. 3, 2001
------------------------------------------------------------------
ACCRUED EXPENSES AND RESERVES      $  35.6         $  29.4
DEPRECIATION/AMORTIZATION
  AND BASIS DIFFERENCES               22.6             7.7
OTHER DEFERRED INCOME TAXES, NET       7.9             4.9
------------------------------------------------------------------
NET DEFERRED INCOME TAX ASSETS        66.1            42.0
LESS: NET CURRENT DEFERRED
  INCOME TAX ASSETS                   31.0            14.9
------------------------------------------------------------------
NET NONCURRENT DEFERRED
  INCOME TAX ASSETS                $  35.1         $  27.1
------------------------------------------------------------------

     Other than for Puerto Rico, federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the Company's intention is to reinvest these earnings indefinitely or to repatriate earnings only when it is tax effective to do so.


     EARNINGS PER SHARE

     Basic earnings per share were $2.04, $5.09 and $4.37 in 2001, 2000 and 1999, respectively. The per share amounts have been computed on the basis of the weighted average number of shares outstanding.

     The calculation of diluted earnings per share for 2001 and 2000 excludes the impact of 465,813 and 295,408 stock options, respectively, because to include them would have been antidilutive. Diluted earnings per share have been computed as follows:

(dollars in millions, except per
 share; shares in thousands)      2001          2000          1999
--------------------------------------------------------------------------------
NET EARNINGS                  $     45.4     $ 120.6       $  136.5

WEIGHTED AVERAGE SHARES
  OUTSTANDING - BASIC             22,219      23,686         31,221

STOCK OPTIONS                        373         368            144
--------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING - DILUTED           22,592      24,054         31,365
--------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
NET EARNINGS BEFORE
  EXTRAORDINARY LOSS          $     2.01     $  5.16       $   4.35
EXTRAORDINARY LOSS                     -        0.15              -
DILUTED EARNINGS PER SHARE    $     2.01(1)  $  5.01(2)    $   4.35
--------------------------------------------------------------------------------

(1) Excluding the non-recurring charge, diluted earnings per share for 2001 were $3.91.
(2) Excluding the non-recurring charge and extraordinary loss, diluted earnings per share for 2000 were $5.37.


     NOTES PAYABLE

     The Company has entered into $9.5 million of demand notes payable to efficiently finance its Central American subsidiaries. The Company maintains cash balances of $9.5 million in certificates of deposit as compensating balances to collateralize the notes payable. The notes payable accrue interest at 10%. The certificates of deposit earn interest at 9.65% and are included in other current assets in the accompanying balance sheet.

     ACCRUED EXPENSES

     Major components of accrued expenses included:

(dollars in millions)                 FEB. 2, 2002  FEB. 3, 2001
--------------------------------------------------------------------------------
STORE CLOSINGS AND REAL ESTATE RELATED   $  31.3       $  17.1
SALES, USE AND OTHER TAXES                  24.5          26.4
PROFIT SHARING, BONUS,
  RETENTION, AND SALARIES                   16.6          20.2
CONSTRUCTION COSTS                           5.9          18.1
--------------------------------------------------------------------------------

     LONG-TERM DEBT

     Long-term debt and capital-lease obligations were:

(dollars in millions)            2001                2000
--------------------------------------------------------------------------------
TERM LOAN                        $ 304.4             $320.0
CAPITAL LEASE OBLIGATIONS            3.4                4.2
OTHER                                3.2                1.4
--------------------------------------------------------------------------------
TOTAL DEBT                         311.0              325.6
LESS CURRENT MATURITIES
  OF LONG-TERM DEBT                 65.9               16.4
--------------------------------------------------------------------------------
LONG-TERM DEBT                   $ 245.1             $309.2
--------------------------------------------------------------------------------

     In April 2000, the Company repaid its $122 million of unsecured notes and entered into a new $600 million senior secured credit facility ("Credit Facility"). The excess of the amount paid over the carrying value of the Company's unsecured notes was recorded as a $3.6 million extraordinary loss related to early extinguishment of debt, net of $2.3 million of income tax.

     The Credit Facility consists of a $400 million term loan and a $200 million revolving loan, both of which mature in 2005, subject to prepayment without penalty by the Company at any time. The term loan and revolving loan bear interest at the LIBOR rate, plus a variable margin of 1.25% to 2.0%. The variable interest rate at February 2, 2002 was 3.9%. A quarterly commitment fee of between 0.25% and 0.50% per annum is payable on the unborrowed balance of the revolving loan. The margin on the term loan and the commitment fee varies based upon performance criteria specified in the credit agreement. While no amounts had been drawn on the $200 million revolving loan as of February 2, 2002, the balance available to the Company was reduced by $14.3 million outstanding under a letter of credit. As the long-term debt under the Credit Facility bears interest at current market rates, its carrying value approximates market value at February 2, 2002.

     During the fourth quarter of 2001, the Company amended its Credit Facility to provide additional flexibility to implement its restructuring and support its continuing business operations. The Credit Facility is secured by a first priority perfected security interest in all of the capital stock of the Company's domestic subsidiaries and 65 percent of the capital stock of its first-tier foreign subsidiaries. The indentures governing the Credit Facility require the Company to comply with various financial and other covenants, including the maintenance of certain financial ratios and the limitation of additional share repurchases to $50 million per year.

The required principal payments on the Company's $304.4 million term loan balance as of February 2, 2002, are due as follows:

(dollars in millions)
--------------------------------------------------------------------------------
YEAR                                                                    AMOUNT
--------------------------------------------------------------------------------
2002                                                                   $   64.4
2003                                                                       91.1
2004                                                                      117.8
2005                                                                       31.1
--------------------------------------------------------------------------------
TOTAL                                                                  $  304.4
--------------------------------------------------------------------------------

     DERIVATIVE INSTRUMENTS

     In order to mitigate the Company's exposure to fluctuations in interest rates, the Company has entered into a series of interest rate swap agreements whereby the Company will receive interest at the three-month LIBOR rate and pay a weighted average rate of 6.9%. The interest swaps expire from 2002 to 2003.

     Effective February 4, 2001, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company's interest rate swap agreements have been designated as cash flow hedging instruments. Such instruments are those that effectively convert variable interest payments on debt instruments into fixed payments. As the critical terms of the Company's interest rate swap agreements match those of the related hedged obligations, the Company has concluded that there is no ineffectiveness in its hedges, and as a result, the adoption of SFAS No. 133 has no impact on net earnings.

     In connection with the adoption of SFAS No. 133, the Company recorded an after-tax loss of $4.7 million ($7.7 million pre-tax) to other comprehensive income as a cumulative effect of change in accounting principle during the first quarter of 2001. Changes in the fair value of interest rate swap agreements designated as cash flow hedging instruments are reported in accumulated other comprehensive income.

     During 2001, the Company recorded an after-tax loss of $5.5 million ($8.8 million pre-tax) to other accumulated comprehensive income, representing the decline in fair value of its interest rate swap agreements. At February 2, 2002, the Company had a cumulative after-tax loss of $5.8 million ($9.4 million pre-tax) included in other accumulated comprehensive income related to its interest rate swap agreements on a notional amount of $240.0 million. The resulting liability is reflected in other current liabilities and other liabilities in the accompanying balance sheet. The pre-tax loss is subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating rate debt obligations affects earnings. During 2001, $4.4 million of after-tax losses ($7.1 million pre-tax) included in accumulated other comprehensive income related to interest rate swap agreements was reclassified to interest expense. For the year to end February 1, 2003, approximately $5.0 million of after-tax losses ($8.2 million pre-tax) in accumulated other comprehensive income related to interest rate swap agreements are expected to be reclassified into interest expense as a yield adjustment on the Company's variable-rate long-term debt.

     During the first quarter of 2001, the Company terminated two currency swaps, which had effectively converted $30.0 million of the U.S. dollar-denominated long-term debt into Canadian dollar-denominated obligations. These swaps had been designated as a foreign currency hedge on a portion of the Company's net investment in Canadian dollar denominated subsidiaries. As a result, a $0.5 million after-tax gain ($0.8 million pre-tax) remains a component of accumulated other comprehensive income within total shareowners' equity on the accompanying balance sheet.

     LEASE OBLIGATIONS

     The Company leases substantially all of its stores. Rental expense for the Company's operating leases consisted of:

(dollars in millions)                     2001                   2000                   1999
------------------------------------------------------------------------------------------------
MINIMUM RENTALS                         $  290.5               $  261.1               $  251.7
CONTINGENT RENTALS BASED ON SALES            8.4                    6.6                    3.4
------------------------------------------------------------------------------------------------
REAL PROPERTY RENTALS                      298.9                  267.7                  255.1
EQUIPMENT RENTALS                            1.0                    0.9                    0.9
------------------------------------------------------------------------------------------------
TOTAL                                   $  299.9               $  268.6               $  256.0
------------------------------------------------------------------------------------------------

     Certain lease agreements include escalating rents over the lease terms. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is included in accrued expenses and other liabilities on the accompanying consolidated balance sheet.

     Future minimum lease payments at February 2, 2002, were as follows:

                                CAPITAL   OPERATING
(dollars in millions)           LEASES      LEASES         TOTAL
--------------------------------------------------------------------------------
2002                           $  1.2      $   243.0    $    244.2
2003                              0.9          204.3         205.2
2004                              0.7          159.2         159.9
2005                              0.5          121.7         122.2
2006                              0.5           95.0          95.5
AFTER 2006                        0.7          229.0         229.7
--------------------------------------------------------------------------------
MINIMUM LEASE PAYMENTS         $  4.5      $ 1,052.2    $  1,056.7
--------------------------------------------------------------------------------

LESS IMPUTED INTEREST COMPONENT 1.1
PRESENT VALUE OF NET MINIMUM
  LEASE PAYMENTS OF WHICH
  $0.9 MILLION IS INCLUDED IN
  CURRENT LIABILITIES          $3.4

At February 2, 2002, the present value of operating leases was $839.5 million.


     OTHER LIABILITIES

     Major components of other liabilities included:

(dollars in millions)        FEB. 2, 2002           FEB. 3, 2001
--------------------------------------------------------------------------------
RENT EXPENSE                    $  17.9                $  23.8
INSURANCE COSTS                    14.8                   14.3
--------------------------------------------------------------------------------

     NON-RECURRING CHARGES

     During the fourth quarter of 2001, the Company completed a restructuring study designed to improve the alignment of key business functions, accelerate decision-making, and reduce operating expenses. As part of the restructuring, the Company has centralized all domestic retail operations functions in Topeka, Kansas. Four domestic division offices in Atlanta, Baltimore, Chicago, and Dallas were closed. The Company will also close 104 under-performing stores, including 67 stores operating under the Parade trade name, and 37 Payless ShoeSource stores. The store closings differ from closings in the normal course of business in that they have a longer remaining lease term. The remaining Parade locations will be concentrated in the Northeast and selected major metropolitan areas. The Company anticipates the completion of its restructuring plan by the end of 2002. The Company has eliminated a total of 230 positions.

     The Company also recorded an impairment charge to write down the book value of certain long-lived assets to their fair value as determined based upon estimated future cash flows. In conjunction with the restructuring and asset impairment, the Company recorded a fourth quarter charge of $70.0 million pre-tax, $43.1 million after-tax, as follows:

(dollars in millions)
------------------------------------------------------------------------------------------------------------------------------------
STORE CLOSING COSTS (INCLUDING LEASE TERMINATIONS, ASSET IMPAIRMENTS AND EMPLOYEE TERMINATION COSTS)                $  27.3
DIVISION CLOSING COSTS (INCLUDING LEASE TERMINATIONS, ASSET IMPAIRMENTS AND EMPLOYEE TERMINATION COSTS)                 4.2
CORPORATE EMPLOYEE TERMINATION COSTS                                                                                    8.0
PROFESSIONAL FEES REQUIRED TO DESIGN AND IMPLEMENT THE RESTRUCTURING                                                    6.4
INVENTORY LIQUIDATION COSTS (REFLECTED IN COST OF SALES)                                                                4.4
OTHER RESTRUCTURING RELATED COSTS                                                                                       3.6
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RESTRUCTURING RELATED COSTS                                                                                      53.9
ASSET IMPAIRMENTS                                                                                                      16.1
------------------------------------------------------------------------------------------------------------------------------------
TOTAL 2001 NON-RECURRING CHARGES                                                                                    $  70.0
------------------------------------------------------------------------------------------------------------------------------------

     The following table presents the activity and balance of the $41.4 million cash portion of the 2001 non-recurring charge:


                                                                                                    ACCRUED AS OF
(dollars in millions)                                   CASH CHARGE           PAID IN 2001          FEBRUARY 2, 2002
------------------------------------------------------------------------------------------------------------------------------------
STORE CLOSINGS (INCLUDING LEASE TERMINATIONS,
   ASSET IMPAIRMENTS AND SEVERANCE)                         $  17.6               $ -                $  17.6
DIVISION CLOSINGS (INCLUDING LEASE TERMINATIONS,
   ASSET IMPAIRMENTS AND SEVERANCE)                             3.3                 0.2                  3.1
CORPORATE EMPLOYEE TERMINATION COSTS                            8.0                 1.4                  6.6
PROFESSIONAL FEES                                               6.4                 3.6                  2.8
INVENTORY LIQUIDATION COSTS                                     4.4                 -                    4.4
OTHER RESTRUCTURING RELATED COSTS                               1.7                 0.9                  0.8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RESTRUCTURING COSTS                                   $  41.4              $  6.1              $  35.3
------------------------------------------------------------------------------------------------------------------------------------

     In April 2000, the Company completed a self-tender through which it repurchased 7.5 million shares of its common stock at $53 per share. In conjunction with the self-tender, the Company recorded an $8.0 million non-recurring pre-tax charge consisting principally of the analysis and consideration of various strategic alternatives and costs associated with the self-tender.

     COMMON STOCK REPURCHASE PROGRAMS

     During 2001, 2000, and 1999, the Company repurchased $4.1 million (70,000 shares), $425.0 million (8.0 million shares), and $142.0 million (2.9 million shares), respectively, of common stock under its stock repurchase programs.

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

     A summary of the status of the various stock option plans at the end of 2001, 2000, and 1999, and the changes within years are presented below:

                                      2001
--------------------------------------------------------------------------------
                                                               AVERAGE
                                                               EXERCISE
(shares in thousands)                               SHARES      PRICE
--------------------------------------------------------------------------------
OUTSTANDING AT BEGINNING OF YEAR                    3,929       $  50
GRANTED                                               277          65
EXERCISED                                             328          44
FORFEITED OR EXPIRED                                  139          50
--------------------------------------------------------------------------------
OUTSTANDING AT END OF YEAR                          3,739       $  53
--------------------------------------------------------------------------------
EXERCISABLE AT END OF YEAR                            935       $  44

FAIR VALUE OF OPTIONS GRANTED (PER OPTION)         $   37
--------------------------------------------------------------------------------

                                      2000
--------------------------------------------------------------------------------
                                                                AVERAGE
                                                                EXERCISE
(shares in thousands)                               SHARES      PRICE
--------------------------------------------------------------------------------
OUTSTANDING AT BEGINNING OF YEAR                    1,920       $   45
GRANTED                                             2,442           50
EXERCISED                                             213           40
FORFEITED OR EXPIRED                                  220           50
--------------------------------------------------------------------------------
OUTSTANDING AT END OF YEAR                          3,929       $   50
--------------------------------------------------------------------------------
EXERCISABLE AT END OF YEAR                            690       $   41

FAIR VALUE OF OPTIONS GRANTED (PER OPTION)         $   30
--------------------------------------------------------------------------------

                                      1999
--------------------------------------------------------------------------------
                                                               AVERAGE
                                                               EXERCISE
(shares in thousands)                              SHARES      PRICE
--------------------------------------------------------------------------------
OUTSTANDING AT BEGINNING OF YEAR                    2,131      $   45
GRANTED                                                93          53
EXERCISED                                             102          37
FORFEITED OR EXPIRED                                  202          46
--------------------------------------------------------------------------------
OUTSTANDING AT END OF YEAR                          1,920      $   45
--------------------------------------------------------------------------------
EXERCISABLE AT END OF YEAR                            860      $   40

FAIR VALUE OF OPTIONS GRANTED (PER OPTION)         $   32
--------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at February 2, 2002:

(shares in thousands)
--------------------------------------------------------------------------------
         OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
--------------------------------------------------------------------------------
                             AVERAGE
RANGE OF                    REMAINING         AVERAGE                   AVERAGE
EXERCISE        NUMBER     CONTRACTUAL       EXERCISE       NUMBER      EXERCISE
PRICES       OUTSTANDING       LIFE           PRICE       EXERCISABLE     LIFE
--------------------------------------------------------------------------------
$27-33          188          4 YEARS          $  28          188        4 YEARS
 38-46          923          5 YEARS             45          329        5 YEARS
 48-55        2,090          8 YEARS             49          371        8 YEARS
 57-72          538          8 YEARS             62           47        8 YEARS
--------------------------------------------------------------------------------

     Under the 1996 Stock Incentive Plan, the Company is authorized to grant a maximum of 400,000 shares of restricted stock to management associates. Associates who receive restricted stock pay no monetary consideration. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to four years, as determined at the date of grant. Under the 1996 Stock Incentive Plan, the Company granted no shares of restricted stock in 2001 and 191,200 and 8,488 shares of restricted stock in 2000 and 1999, respectively.

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

(dollars in millions,
except per share data)                2001             2000              1999
--------------------------------------------------------------------------------
NET EARNINGS:
 AS REPORTED                         $ 45.4           $ 120.6           $ 136.5
 PRO FORMA                           $ 30.6           $  99.1           $ 130.3
DILUTED EARNINGS PER SHARE:
 AS REPORTED                         $  2.01          $   5.01          $   4.35
 PRO FORMA                           $  1.34          $   4.10          $   4.15
BASIC EARNINGS PER SHARE:
 AS REPORTED                         $  2.04          $   5.09          $   4.37
 PRO FORMA                           $  1.37          $   4.18          $   4.17
--------------------------------------------------------------------------------

The following assumptions were used in the Black-Scholes calculations above:

                                2001                2000               1999
--------------------------------------------------------------------------------
RISK-FREE INTEREST RATE         5.29%              6.34%               5.71%
EXPECTED DIVIDEND YIELD            0%                 0%                  0%
OPTION LIFE                     10 YRS.            10 YRS.            10 YRS.
EXPECTED VOLATILITY               35%                35%                 36%
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

     NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," No. 142, "Goodwill and Other Intangible Assets," and No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 141 is required to be implemented for all acquisitions initiated after June 30, 2001. The adoption of SFAS No. 141 had no impact on the consolidated financial statements of the Company.

     Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. They will be subject to at least annual assessments for impairment. The Company will adopt SFAS No. 142 effective February 3, 2002. The adoption will not have a material effect on the consolidated financial statements.

     Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143 effective February 3, 2002. The adoption will not have a material effect on the consolidated financial statements.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company will adopt SFAS No. 144 on February 3, 2002. The adoption will not have a material effect on the consolidated financial statements.

     REPORT OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

     REPORT OF MANAGEMENT

     Management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, and are prepared with the assistance of specialists within and outside the Company, actual results could differ from those estimates.

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

     The Audit and Finance Committee consists of three outside directors all of whom have accounting or financial management expertise. The members of the Audit and Finance Committee are Howard R. Fricke, Michael E. Murphy and Robert L. Stark. The Audit and Finance Committee reports the results of its activities to the full Board of Directors.

     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareowners of Payless ShoeSource, Inc.:

     We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. (a Delaware corporation) and subsidiaries as of February 2, 2002 and February 3, 2001 and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payless ShoeSource, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

     As explained in the Derivative Instruments Note to the financial statements, effective February 4, 2001, the Company changed its method of accounting for derivative financial instruments.

Arthur Andersen LLP
St. Louis, Missouri
February 21, 2002

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

                                                                                     FISCAL YEAR (1)
(dollars in millions, except per
share; shares in thousands)                    2001            2000            1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:

NET RETAIL SALES                            $ 2,913.7       $ 2,948.4      $ 2,730.1       $ 2,615.5    $ 2,566.9       $ 2,333.7

COST OF SALES                                 2,032.3         2,012.1        1,868.3         1,798.9      1,799.4         1,663.5

SELLING, GENERAL AND

  ADMINISTRATIVE EXPENSES                       715.9           700.3          635.7           598.4        557.4           484.7

SPECIAL AND NONRECURRING ITEMS(2)                65.6             8.0            -               0.8          4.7            12.6

INTEREST EXPENSE (INCOME), NET                   28.1            25.0           (0.9)           (7.1)        (8.9)           (6.2)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COST OF SALES AND EXPENSES              2,841.9         2,745.4        2,503.1         2,391.0      2,352.6         2,154.6
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES,

  MINORITY INTEREST AND EXTRAORDINARY LOSS       71.8           203.0          227.0           224.5        214.3           179.1

PROVISION FOR INCOME TAXES                       27.6            79.0           90.5            89.5         85.4            71.4

EARNINGS BEFORE MINORITY INTEREST

  AND EXTRAORDINARY LOSS                         44.2           124.0          136.5           135.0        128.9           107.7

MINORITY INTEREST                                 1.2             0.2            -               -            -               -

EARNINGS BEFORE EXTRAORDINARY LOSS               45.4           124.2          136.5           135.0        128.9           107.7

EXTRAORDINARY LOSS                                -               3.6            -               -            -               -
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                $    45.4       $   120.6      $   136.5       $   135.0    $   128.9       $   107.7
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                  $    2.01       $    5.01      $    4.35       $    3.78    $    3.31       $    2.67

AVERAGE SHARES OUTSTANDING - DILUTED           22,668          24,054         31,365          35,732       38,930          40,307


BALANCE SHEET DATA:

WORKING CAPITAL                             $   245.3       $   206.0      $   362.2       $   300.9    $   384.8       $   392.2

PROPERTY AND EQUIPMENT, NET                     478.2           518.7          482.9           492.8        486.7           502.5

TOTAL ASSETS                                  1,069.2         1,002.8        1,082.4         1,036.7      1,073.0         1,091.8

TOTAL DEBT                                      320.5           325.6          126.8            73.5          7.9             9.5

TOTAL EQUITY                                    467.0           410.4          703.8           702.8        836.4           853.0
------------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA:

CAPITAL EXPENDITURES                        $   102.8       $   144.9      $   100.4       $   108.6    $    85.4       $    73.4

PRESENT VALUE OF OPERATING LEASES               839.5           851.1          849.5           851.4        832.5           817.9

NET RETAIL SALES GROWTH                          (1.2)%           8.0%           4.4%            1.9%        10.0%            0.1%

SAME-STORE SALES GROWTH                          (2.9)%           3.2%           0.9%           (0.8)%        5.6%            3.6%

RETURN ON EQUITY                                 11.1%           17.1%          19.4%           16.1%        15.1%           14.3%

RETURN ON NET ASSETS                             10.9%           17.6%          18.4%           17.2%        17.3%           15.5%

STORES OPEN (AT YEAR-END)                       4,964           4,912          4,712           4,570        4,431           4,236
------------------------------------------------------------------------------------------------------------------------------------

(1)  All years include 52 weeks, except 2000, which includes 53 weeks.

(2) During the fourth quarter of 2001, the Company initiated a restructuring to improve the alignment of key business functions, accelerate decision-making, and reduce operating expenses and to write down certain long-lived assets to their fair value. During the first quarter of 2000, the Company completed a self-tender through which it repurchased 25.5 percent of its outstanding common shares. Associated with the self-tender the company incurred costs for the consideration of various strategic alternatives and for costs to complete the self-tender.

                                    [PHOTO]

PAYLESS SHOESOURCE BOARD OF DIRECTORS
Front Row: Steven J. Douglass, Duane L. Cantrell Center Row: Mylle B. Mangum, Michael E. Murphy, Howard R. Fricke Back Row: Robert L. Stark, Robert C. Wheeler, Daniel Boggan Jr., Irwin Zazulia


BOARD OF DIRECTORS


STEVEN J. DOUGLASS               MICHAEL E. MURPHY (1)
Chairman of the Board            Retired Vice Chairman
and Chief Executive              and Chief Administrative Officer,
Officer                          Sara Lee Corporation

DUANE L. CANTRELL
President                        ROBERT L. STARK (1)
                                 Retired Executive Vice President
DANIEL BOGGAN JR. (2)            of Hallmark Cards, Inc. and Retired
Senior Vice President,           Dean of the Edwards Campus,
National Collegiate              University of Kansas
Athletic
Association (NCAA)
                                 ROBERT C. WHEELER
HOWARD R. FRICKE (1)             Chairman and Chief Executive Officer
Chairman of the Board            Hill's Pet Nutrition, Inc.
The Security Benefit
Group of Companies               IRWIN ZAZULIA (2)
                                 Retired President and Chief
MYLLE B. MANGUM (2)              Executive Officer of Hecht's,
Chief Executive Officer          a division of The May Department
MMS Incentives, Inc.             Stores Company

(1)  Audit and Finance Committee

(2)  Compensation and Nominating Committee

     SENIOR MANAGEMENT

STEVEN J. DOUGLASS
  Chairman of the Board and
  Chief Executive Officer

DUANE L. CANTRELL
  President

BRYAN P. COLLINS
  Senior Vice President

JOHN N. HAUGH
  Senior Vice President

JAY A. LENTZ
  Senior Vice President

THOMAS H. MITCHELL
  Senior Vice President

THEODORE O. PASSIG
  Senior Vice President

DARREL J. PAVELKA
  Senior Vice President

ULLRICH E. PORZIG
  Senior Vice
  President-Chief
  Financial Officer and
  Treasurer

WILLIAM J. RAINEY
  Senior Vice
  President-General
  Counsel and Secretary

LARRY M. STRECKER
  Senior Vice President

JEFFREY W. WAGNER
  Senior Vice President

MARK T. WILLOUGHBY
  Senior Vice President

MICHAEL R. THOMPSON
  Division Senior Vice President

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




PAYLESS SHOESOURCE ON THE INTERNET

RECENT PRESS RELEASES ISSUED BY THE COMPANY AND OTHER INFORMATION ARE AVAILABLE ON OUR HOME PAGE. VISIT US AT HTTP://WWW.PAYLESSINFO.COM.




SHAREOWNER INQUIRIES

SHAREOWNER INQUIRIES REGARDING STOCK TRANSFER, LOST CERTIFICATES OR ADDRESS CHANGES SHOULD BE DIRECTED TO THE STOCK TRANSFER AGENT AND REGISTRAR, UMB BANK, AS SHOWN BELOW.

PLEASE ADDRESS SHAREOWNER INQUIRIES TO:
SECURITIES TRANSFER DIVISION
UMB BANK
P.O. BOX 410064
KANSAS CITY, MO 64141
(816) 860-7786

THE BANK REQUESTS CERTIFICATES BE SENT BY REGISTERED MAIL. THE FAX NUMBER FOR THE BANK IS (816) 860-3970. THE E-MAIL ADDRESS FOR THE BANK IS:
SEC_XFER@UMB.COM.

SECURITIES ANALYSTS, SHAREOWNERS AND INVESTMENT PROFESSIONALS SHOULD DIRECT INQUIRIES REGARDING PAYLESS SHOESOURCE, INC. AND ITS BUSINESS TO TIMOTHY J. REID, DIRECTOR OF CORPORATE COMMUNICATIONS, AT THE CORPORATE HEADQUARTERS BY CALLING (785) 295-6695.

[PAYLESS SHOESOURCE LOGO]
3231 S.E. SIXTH AVENUE TOPEKA, KANSAS 66607-2207, 785.233.5171