Form 10-K, Exhibit 13
period 2003-02-01
PAYLESS SHOESOURCE INC /DE/
filed 2003-04-18
CIK 1060232

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During March 2003, the Company completed a three-for-one stock split effected in the form of a dividend. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split.

SUMMARY OF OPERATING RESULTS Sales for the Company decreased to $2.88 billion in fiscal 2002 from $2.91 billion in 2001, a decrease of 1.2 percent. Same-store sales for fiscal 2002 decreased 3.2 percent. Diluted earnings per share for 2002 increased to $1.55 from $0.67 last year. Operating profit for 2002 increased to $178.1 million from $99.9 million in 2001. Net earnings totaled $105.8 million compared with $45.4 million in 2001. Return on sales was 3.7 percent in 2002, up from 1.6 percent in 2001; return on equity was 22.6 percent in 2002 compared with 11.1 percent in 2001; and return on net assets increased to 14.2 percent in 2002 from 10.9 percent in 2001.

EXPANSION During 2002, the Company had a net increase of 28 stores (232 openings and 204 closings). Year-end 2002 store count was 4,992 stores. Included in the 2002 store openings were 55 new stores in Central America and the Caribbean, which are operated under a joint-venture agreement, bringing total store count in this region to 121. The Company intends to open approximately 25 to 30 additional stores in this region during 2003. Management believes this region represents an opportunity to open a total of 150 to 200 stores.

    In addition, during 2002, the Company opened its first stores in South America under a joint-venture agreement. The Company opened 42 stores in the countries of Ecuador, Peru, and Chile. The Company intends to open approximately 10 to 15 additional stores in this region during 2003. Management believes this region represents an opportunity to open approximately 300 stores.

    The Company's expansion plans for fiscal year 2003 include a net increase of approximately 50 to 60 stores. This includes 125 to 135 new stores, consisting of approximately 80 domestic Payless ShoeSource locations, 10 Canadian stores, 25 to 30 Central American and Caribbean locations, and 10 to 15 South American stores. The expansion plans for 2003 through 2007 would add approximately 175 net Payless ShoeSource stores. During this five-year period, the Company plans to invest $245 million for new stores, $280 million to remodel existing stores, and an additional $100 million on systems technology. These are the major components of a projected $650 million, five-year capital improvement plan.

RESTRUCTURING During the fourth quarter of 2001, the Company recorded a $70 million pre-tax, $43.1 million after-tax charge for restructuring initiatives and asset impairments. The restructuring included the closing of the Company's four domestic division offices, centralizing domestic retail operations in Topeka, Kansas, and the closing of 104 under-performing stores. The store closings differ from closings in the normal course of business in that they have longer remaining lease terms.

    During 2002, the Company closed 93 of the 104 stores originally identified as part of the restructuring. Based on further analysis, the Company determined not to close seven of the 104 stores. The remaining four stores will be closed in 2003. During 2002, the Company reversed $4.8 million pre-tax, $3.0 million after-tax, of the 2001 charge due to lower than anticipated net costs associated with the Company's restructuring. As of February 1, 2003, a $3.8 million reserve recorded within accrued expenses on the consolidated balance sheet remained to complete the restructuring. The Company expects annualized savings from these initiatives to total $25 to $30 million, pre-tax.

o REVIEW OF OPERATIONS

    The following discussion summarizes the significant factors affecting operating results for the fiscal years ended February 1, 2003 (2002), February 2, 2002 (2001), and February 3, 2001 (2000). Fiscal years 2002 and 2001 contained 52 weeks each and the fiscal year 2000 contained 53 weeks. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements that are included in this annual report. References to years relate to fiscal years rather than calendar years unless otherwise designated.

    Results for the past three years were as follows:

                                                                      2002                  2001                    2000
(dollars in millions, except per share)                           $      % OF SALES      $      % of Sales     $       % of Sales
---------------------------------------                       --------   ----------  --------   ----------  --------   ----------
Net sales ..................................................  $2,878.0      100.0%   $2,913.7      100.0%   $2,948.4      100.0%
Cost of sales ..............................................   2,006.1       69.7     2,032.3       69.7     2,012.1       68.2
Selling, general and administrative expenses ...............     696.6       24.2       715.9       24.6       700.3       23.8
Non-recurring (benefits) charges(1) ........................      (2.8)      (0.1)       65.6        2.3         8.0        0.3
Operating profit ...........................................     178.1        6.2        99.9        3.4       228.0        7.7
                                                              --------      -----    --------      -----    --------      -----
Interest expense ...........................................      23.5        0.8        30.6        1.1        29.3        0.9
Interest income ............................................      (4.3)      (0.1)       (2.5)      (0.1)       (4.3)      (0.1)
Earnings before income taxes,
   minority interest and extraordinary loss ................     158.9        5.5        71.8        2.5       203.0        6.9
                                                              --------      -----    --------      -----    --------      -----
Provision for income taxes(2) ..............................      58.0       36.5        27.6       38.4        79.0       38.9
Earnings before minority interest and extraordinary loss ...     100.9        3.5        44.2        1.5       124.0        4.2
Minority interest, net of tax ..............................       4.9        0.2         1.2        0.1         0.2         --
Earnings before extraordinary loss .........................     105.8        3.7        45.4        1.6       124.2        4.2
Extraordinary loss related to early
   extinguishment of debt, net of income tax ...............        --         --          --         --         3.6        0.1
Net earnings ...............................................   $ 105.8        3.7%    $  45.4        1.6%    $ 120.6        4.1%
                                                              --------      -----    --------      -----    --------      -----
Diluted earnings per share:
Net earnings before extraordinary loss .....................   $  1.55                $  0.67                $  1.72
Extraordinary loss .........................................        --                     --                   0.05
Net earnings ...............................................   $  1.55                $  0.67                $  1.67
Basic earnings per share:
Net earnings before extraordinary loss .....................   $  1.56                $  0.68                $  1.75
Extraordinary loss .........................................        --                     --                   0.05
Net earnings ...............................................   $  1.56                $  0.68                $  1.70
                                                              --------               --------               --------

(1) The Company recorded a $4.8 million non-recurring benefit in 2002, of which $2.0 million is included in cost of sales and $2.8 million is included in non-recurring (benefits) charges.

      The Company recorded a $70.0 million non-recurring charge in 2001, of which $4.4 million is included in cost of sales and $65.6 million is included in non-recurring charges.

(2) Percent of sales columns for the provision of income taxes represent effective income tax rates.

NET SALES Net sales represent all sales during the period net of estimated returns. Same-store sales is calculated on a weekly basis. If a store is open the entire week in each of the two years being compared, its GAAP sales are included in the same-store sales calculation for that week. Relocated and remodeled stores are also included in the same-store sales calculation if they were open during the entire week in each of the two years being compared.

    In 2002, net sales decreased 1.2 percent from 2001, consisting of a 9.9 percent increase in unit volume and a 10.1 percent decrease in average selling prices, reflecting the Company's continued expansion of its accessories product. Footwear unit volume increased 0.8 percent and footwear average selling prices decreased 3.7 percent in 2002 compared with 2001. Net sales for fiscal 2002 totaled $2.88 billion. Same-store sales decreased 3.2 percent in 2002. Net sales declined in 2002 from 2001 due primarily to a decline in same-store sales. The decline in same-store sales reflects the weakened retail environment. In addition, lower inventory levels maintained during the first six months of the year may have negatively impacted sales. During the first half of the year, the Company's same-store sales had decreased by 6.1 percent. The Company's same-store sales improved in the second half of the year to a positive 0.2 percent.

    In 2001, net sales decreased 1.2 percent from 2000, consisting of a 0.5 percent decrease in unit volume and a 0.7 percent decrease in average selling prices. Footwear unit volume decreased 5.6 percent and footwear average selling prices increased 3.8 percent in 2001 compared with 2000. Net sales for fiscal 2001 were $2.91 billion. Same-store sales decreased 2.9 percent in 2001. The decline in net sales in 2001 from 2000 was due to the 53rd week in 2000 and a decline in same-store sales. The decline in same-store sales reflected the weakened retail environment, particularly in the second through fourth quarters of 2001. Despite the difficult economy, customers reacted favorably to offerings of women's boots. The Company also introduced its new Bundles(R) line of socks and hosiery within its accessories category in all Payless ShoeSource stores during the fourth quarter of 2001, increasing its accessory sales during this time period.

COST OF SALES Cost of sales includes cost of merchandise sold and the Company's buying and occupancy costs. Cost of sales was $2.01 billion in 2002 compared with $2.03 billion in 2001. As a percent of net sales, cost of sales was 69.7 percent in both 2002 and 2001. Cost of sales in 2002 includes approximately $18.0 million of incremental freight costs associated with the work stoppage at the West Coast ports, offset by a reduction in markdowns compared to 2001 and a $6.4 million improvement in cost of sales due to the non-recurring benefits in 2002 and non-recurring charges in 2001.

    Cost of sales was $2.03 billion in 2001, compared with $2.01 billion in 2000. As a percent of net sales, cost of sales was 69.7 percent in 2001 compared with 68.2 percent in 2000. The negative leverage of occupancy costs as a result of a decline in same-store sales contributed to 1.2 percent of the increase and an increase in markdowns contributed to 0.3 percent of the increase. The increase in markdowns included $16.0 million of additional markdowns taken in the third quarter to clear excess back-to-school and fall seasonal merchandise and $4.4 million of inventory liquidation costs included in the Company's fourth quarter restructuring charge.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses were $696.6 million in 2002 compared with $715.9 million in 2001, a 2.7 percent decrease. As a percent of net retail sales, selling, general and administrative expenses were 24.2 percent for 2002 compared with 24.6 percent in 2001. Payroll-related savings due to the Company's restructuring actions contributed to 0.3 percent of the decrease and a decrease in advertising costs contributed to 0.1 percent of the decrease.

    Selling, general and administrative expenses were $715.9 million in 2001 compared with $700.3 million in 2000, a 2.2 percent increase. As a percent of net retail sales, selling, general and administrative expenses were 24.6 percent for 2001 compared with 23.8 percent in 2000. An increase in store payroll contributed 0.7 percent to the increase and negative leverage of occupancy costs as a result of a decline in same-store sales contributed to 0.2 percent of the increase. The increase was partially offset by a 0.1 percent decrease in advertising costs.

NON-RECURRING CHARGES During the fourth quarter of 2001, the Company recorded a non-recurring charge of $70.0 million comprised of a $53.9 million restructuring charge and a $16.1 million asset impairment charge. The cash portion of the charge was $41.4 million, of which $26.7 million was paid during 2002 and $6.1 million was paid during 2001. As part of the restructuring, the Company centralized all domestic retail operations functions in Topeka, Kansas. Four domestic division offices in Atlanta, Baltimore, Chicago, and Dallas were closed. The Company also announced its intention to close 104 under-performing stores, including 67 Parade stores and 37 Payless ShoeSource stores, as part of the restructuring. The store closings differ from closings in the normal course of business in that they have longer remaining lease terms. The remaining Parade(R) locations will be concentrated in the Northeast and selected major metropolitan areas. As of February 1, 2003, the Company has closed 93 stores and has decided to continue to operate seven of the original 104 stores identified for closure. The remaining four stores will be closed in 2003. The Company eliminated a total of 230 positions in conjunction with the restructuring.

    The Company also recorded an impairment charge of $16.1 million to write down the book value of certain long-lived assets to their fair value as determined based upon estimated future cash flows. In conjunction with the restructuring and asset impairment, the Company recorded a fourth quarter charge of $70.0 million pre-tax, $43.1 million after-tax, as follows:

(dollars in millions)
---------------------
Store closing costs (including lease terminations,
   asset impairments, and employee termination costs) .................   $  27.3
Division closing costs (including lease terminations,
   asset impairments, and employee termination costs) .................       4.2
Corporate employee termination costs ..................................       8.0
Professional fees required to design
   and implement the restructuring ....................................       6.4
Inventory liquidation costs
   (recorded as a component of cost of sales) .........................       4.4
Other restructuring related costs .....................................       3.6
                                                                          -------
Total restructuring related costs .....................................      53.9
Asset impairments .....................................................      16.1
                                                                          -------
Total 2001 non-recurring charge .......................................   $  70.0
                                                                          -------

    The table below presents the activity of the $41.4 million reserve established as part of the 2001 non-recurring charge and the status of the reserve as of February 1, 2003. Costs are being charged against the reserves as incurred. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate based on those reviews.

                                              PRE-TAX                              PRE-TAX
                                               2001                   ACCRUED       2002                                 ACCRUED
                                               CASH     CASH PAID      AS OF        CASH    CASH PAID                     AS OF
(dollars in millions)                         CHARGE     IN 2001    FEB. 2, 2002   CHARGE    IN 2002    ADJUSTMENTS    FEB. 1, 2003
---------------------                         --------  ---------   ------------  --------  ---------   -----------    ------------
Store closing costs (including lease
   terminations, asset impairments,
   and employee termination costs) ........   $   17.6   $     --   $       17.6  $     --   $   (8.5)  $       (8.0)  $        1.1
Division closing costs (including lease
   terminations, asset impairments,
   and employee termination costs) ........        3.3       (0.2)           3.1        --       (2.5)           1.8            2.4
Corporate employee termination costs ......        8.0       (1.4)           6.6        --       (6.6)            --             --
Professional fees required to design
   and implement the restructuring ........        6.4       (3.6)           2.8       2.0       (4.5)            --            0.3
Inventory liquidation costs (recorded
   as a component of cost of sales) .......        4.4         --            4.4        --       (2.4)          (2.0)            --
Other restructuring related costs .........        1.7       (0.9)           0.8       1.4       (2.2)            --             --
                                              --------   --------   ------------  --------   --------   ------------   ------------
Total restructuring related costs .........   $   41.4   $   (6.1)  $       35.3  $    3.4   $  (26.7)  $       (8.2)  $        3.8
                                              --------   --------   ------------  --------   --------   ------------   ------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

    During 2002, the Company recorded a net non-recurring benefit, resulting from lower than anticipated net costs associated with the Company's restructuring recorded in 2001. In 2002, the Company recorded an additional charge of $2.0 million for professional fees and $1.4 million for relocation costs associated with implementing the restructuring that was announced during the fourth quarter of 2001. These additional costs are reflected in the accompanying consolidated statement of earnings as non-recurring charges. The Company anticipates that future charges to earnings associated with the 2001 restructuring to be less than $0.5 million. Also, during 2002, the Company decreased its reserve for store closings by $8.0 million, inventory liquidations by $2.0 million and increased its reserve for division closings by $1.8 million. This net reversal is reflected in the accompanying consolidated statement of earnings as non-recurring benefits.

    The Company expects the annualized benefits from the restructuring actions to total $25 million to $30 million, pre-tax. The benefits are being realized in both gross margin and selling, general and administrative expenses.

    During 2002, in an effort to enhance global sourcing initiatives and align with international expansion strategies, the Company reorganized its global sourcing structure to focus on cost reduction initiatives from procurement of materials through distribution of product. As part of these cost reduction initiatives, the Company is now taking ownership of certain raw materials as the materials enter the production process. These raw materials are included in inventories in the consolidated balance sheet.

    In April 2000, the Company completed a self-tender through which it repurchased 22.5 million shares of its common stock at $17.67 per share. This represented approximately 25.5 percent of the Company's shares outstanding immediately prior to the self-tender. During the first quarter of 2000, the Company recorded an $8.0 million non-recurring charge, principally for costs associated with the analysis and consideration of various strategic alternatives and costs associated with the self-tender.

INTEREST EXPENSE (INCOME) Interest expense and income components were:

(dollars in millions)                             2002       2001       2000
---------------------                           -------    -------    -------
Interest expense ............................   $  23.5    $  30.6    $  29.3
Interest income .............................      (4.3)      (2.5)      (4.3)
                                                -------    -------    -------
Interest expense, net .......................   $  19.2    $  28.1    $  25.0
                                                -------    -------    -------

    The decrease in 2002 interest expense was the result of principal payments on the long-term debt, a reduction in interest rates on the unhedged portion of long-term debt throughout 2002 and having no borrowings under the Company's revolving line of credit during 2002.

    The increase in 2001 interest expense was the result of the issuance of a $400 million term loan in April 2000 as part of the Company's $600 million Credit Facility secured in association with the self-tender and borrowings under the Company's revolving line of credit during the first two quarters of 2001. The increase was partially offset by principal payments on the long-term debt and a reduction in interest rates on the unhedged portion of long-term debt throughout 2001.

INCOME TAXES The effective income tax rate decreased to 36.5 percent in 2002 from 38.4 percent in 2001 and 38.9 percent in 2000. The reduction reflects the tax impact of actions taken to restructure operations to support the increasing globalization of the Company's business and to participate in jurisdictional tax incentive programs.

IMPACT OF INFLATION Inflation did not have a material impact on the Company's 2002 sales growth or earnings.

o REVIEW OF FINANCIAL CONDITION

CASH FLOW Cash flow from operations was $130.5 million in 2002 compared with $178.0 million in 2001 and $222.6 million in 2000. The decrease in 2002 cash flow from operations is due primarily to the Company's additional investment in inventories of $113.0 million to provide a better assortment of product partially offset by the increase in net earnings of $60.4 million in 2002. The decrease in 2001 cash flow from operations is due primarily to the decrease in net earnings.

    Sources and (uses) of cash flows are summarized, as follows:

(dollars in millions)                                2002       2001       2000
---------------------                              -------    -------    -------
Net earnings ...................................   $ 105.8    $  45.4    $ 120.6
Non-cash component of
   non-recurring charge ........................        --       28.6         --
Extraordinary loss related to
   early extinguishment of debt ................        --         --        3.6
Working capital (decreases) increases ..........     (96.3)       9.2       (5.7)
Other operating activities .....................      18.8       (8.1)       4.8
Depreciation/amortization ......................     102.2      102.9       99.3
                                                   -------    -------    -------
Cash flow provided by operations ...............     130.5      178.0      222.6
                                                   -------    -------    -------
Capital expenditures and
   other investing activities ..................     (94.9)    (101.2)    (144.8)
                                                   -------    -------    -------
Net issuances (purchases)
   of common stock .............................      17.6       13.1     (418.3)
Net (payments) issuances of debt ...............     (87.1)     (14.6)     185.2
Contributions by minority owners ...............      17.2        6.8        1.7
Other financing activities .....................      (1.2)      (0.2)      (0.2)
                                                   -------    -------    -------
Cash flow provided by (used in)
   financing activities ........................     (53.5)       5.1     (231.6)
                                                   -------    -------    -------
(Decrease) increase in cash
   and cash equivalents ........................   $ (17.9)   $  81.9    $(153.8)
                                                   -------    -------    -------

CAPITAL EXPENDITURES In 2002, the Company's capital expenditures totaled $98.8 million, including a $9.1 million contribution from the Company's joint-venture partners in Latin America. The $98.8 million includes $51.4 million for new stores, $28.7 million to remodel existing stores, $13.6 million for information technology hardware and systems development and $5.1 million for other necessary improvements. The Company expects that 2003 capital expenditures will be approximately $130 million, including a $6.5 million contribution from the Company's joint-venture partners in Latin America. Total capital expenditures for the period 2003 through 2007 are planned at $650 million. The Company intends to use internal cash flow, additional contributions from its joint venture partners, and available financing from its $200 million revolving credit agreement to finance substantially all of these expenditures. The Company believes these sources will be sufficient for its capital expenditure needs.

FINANCING ACTIVITIES The Company has entered into $28.5 million of demand notes payable to efficiently finance its Latin American subsidiaries. The Company maintains cash balances of $28.5 million in certificates of deposit as compensating balances to collateralize these notes payable. The notes payable accrue interest at a weighted average 9.01 percent. The certificates of deposit earn interest at a weighted average of 8.61 percent and are included in other current assets in the accompanying consolidated balance sheet.

    In April 2000, the Company completed a self-tender through which it repurchased 22.5 million shares of its common stock at $17.67 per share. This represented approximately 25.5 percent of the Company's shares outstanding immediately prior to the self-tender. The aggregate purchase price was approximately $400 million. During 2000, the Company repurchased a total of 24.0 million shares, including the self-tender, for an aggregate purchase price of $425 million.

    In conjunction with the self-tender, the Company repaid $122 million of unsecured notes and entered into a new $600 million senior secured Credit Facility. The Credit Facility consists of a $400 million term loan and a $200 million revolving loan, both of which mature in 2005 subject to prepayment without penalty by the Company at any time. During the first quarter of 2000, the Company recorded a $3.6 million, after-tax extraordinary loss for the excess of the amount paid over the carrying value of its unsecured notes.

    During the fourth quarter of 2001, the Company amended its Credit Facility to provide additional flexibility to implement its restructuring and support its continuing business operations.

    The Company leases substantially all of its stores and is committed to making lease payments over the varying lease terms. As of February 1, 2003, the present value of future operating lease payments was $879.4 million.

FINANCIAL COMMITMENTS As of February 1, 2003, no amounts were drawn against the Company's $200 million line of credit. The availability under the line of credit has been reduced, however, by $22.3 million in outstanding letters of credit. During 2002, a voluntary prepayment of $50 million was made on the Company's term loan. The Company's financial commitments include required principal payments on the term loan and required payments under operating leases and capital leases (including interest) as of February 1, 2003, as follows (dollars in millions):

YEAR                  TERM LOAN   OPERATING LEASES   CAPITAL LEASES       OTHER
----                  ---------   ----------------   ----------------   --------
2003 ..............   $    82.0   $          249.2   $            0.8   $    0.6
2004 ..............       106.0              205.9                0.7        0.8
2005 ..............        28.1              162.8                0.5         --
2006 ..............          --              133.2                0.5         --
2007 ..............          --              105.8                0.5         --
Thereafter ........          --              240.2                0.1        4.0
                      ---------   ----------------   ----------------   --------
Total .............   $   216.1   $        1,097.1   $            3.1   $    5.4
                      ---------   ----------------   ----------------   --------

    The Company also maintains demand notes payable of $28.5 million entered into to efficiently finance its Latin American subsidiaries. The Company maintains cash balances of $28.5 million in certificates of deposit as compensating balances to collateralize the notes payable. The certificates of deposit are included in other current assets in the accompanying consolidated balance sheet.

FINANCIAL CONDITION RATIOS Return on equity and return on net assets are as follows:

                                  2002      2001      2000
                                 ------    ------    ------
Return on equity(1) ..........     22.6%     11.1%     17.1%
Return on net assets(2) ......     14.2%     10.9%     17.6%
                                 ------    ------    ------

(1) Return on equity is computed as net earnings divided by beginning shareowners' equity and measures the Company's ability to invest shareowners' funds profitably. The 2002 increase results primarily from the increase in net earnings; the 2001 decrease, primarily from the decrease in net earnings.

(2) Return on net assets is computed as pre-tax earnings, net interest expense and the interest component of operating leases, divided by beginning of year net assets, including present value of operating leases (PVOL), and represents performance independent of capital structure. The 2002 increase results primarily from the increase in net earnings; the 2001 decrease, primarily from the decrease in net earnings.

    The debt-to-capitalization ratio was 29.7 percent, 41.2 percent and 44.2 percent for 2002, 2001 and 2000, respectively. The 2002 debt-to-capitalization ratio decrease is the result of the repayment of long-term debt and the increase in the Company's shareowners' equity, primarily from the Company's net earnings. The 2001 debt-to-capitalization ratio decrease is the result of the repayment of long-term debt and the increase in the Company's shareowners' equity, primarily from the Company's net earnings. For purposes of the debt-to-capitalization ratio, total debt is long-term debt including current maturities, notes payable and borrowings under the revolving line of credit. Capitalization is defined as total debt and shareowners' equity. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as debt and as capitalization, would be 65.4 percent, 71.7 percent and 74.1 percent in 2002, 2001 and 2000, respectively.

    The fixed charge coverage was 2.5x, 1.7x and 2.9x in 2002, 2001 and 2000, respectively. Fixed charges are defined as gross interest expense and the interest component of rent expense. Fixed charge coverage measures the Company's ability to meet debt obligations from earnings.

COMMON STOCK AND MARKET PRICES The Company's common stock is listed on the New York Stock Exchange under the trading symbol PSS. The Company has not paid a dividend on its shares of common stock and is restricted from making dividend payments under its Credit Facility. The quarterly intraday price ranges of the common stock in 2002 and 2001 were:

                                     2002 MARKET PRICE       2001 Market Price
Quarter                               HIGH        LOW         High        Low
-------                            ---------   ---------   ---------   ---------
First ..........................   $   21.10   $   18.49   $   26.07   $   19.08
Second .........................       19.40       14.25       23.97       17.63
Third ..........................       19.51       14.57       20.12       17.17
Fourth .........................       19.01       15.76       19.70       17.57
                                   ---------   ---------   ---------   ---------
Year ...........................   $   21.10   $   14.25   $   26.07   $   17.17
                                   ---------   ---------   ---------   ---------

INTEREST RATE RISK Interest on the Company's Credit Facility is based on the London Interbank Offered Rate ("LIBOR") plus a variable margin as defined in the credit agreement. Therefore, the Company's future borrowing costs may fluctuate depending upon the volatility of LIBOR. The Company currently mitigates a portion of its interest rate risk through the use of interest rate swap agreements, whereby the Company has agreed to exchange, at specific intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

    The table set forth as follows summarizes the fair values and notional amounts of financial instruments subject to interest rate risk maintained by the Company as of February 1, 2003 (dollars in millions):

MATURITY DATE                     2003      2004       2005    TOTAL
-------------                    ------    ------    ------   ------
Variable Rate Debt ...........   $ 82.0    $106.0    $ 28.1   $216.1
  Average Interest Rate ......      2.8%      3.3%      4.2%     3.2%
Variable to Fixed Swaps ......   $120.0    $   --    $   --   $120.0
  Average Pay Rate ...........      6.9%       --        --      6.9%
  Average Receive Rate .......      1.4%       --        --      1.4%
                                 ------    ------    ------   ------

    The notional amounts of interest rate swap agreements, as presented in the table above, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. Interest rates on the variable rate debt and the receive rate on the interest rate swaps are estimated using the average implied LIBOR for the year of maturity based on the yield curve in effect at February 1, 2003.

    As the long-term debt under the Credit Facility bears interest at current market rates, its carrying value approximates market value at February 1, 2003. The fair value of the interest rate swap agreements is a pre-tax loss of $2.8 million at February 1, 2003. The estimated fair value of the interest rate swap agreements approximates the proceeds to settle the outstanding contracts. Dealer quotations are available for the Company's interest rate swap agreements.

    During the first quarter of 2001, the Company terminated two currency swaps, which had effectively converted $30 million of the U.S. dollar-denominated long-term debt into Canadian dollar-denominated obligations. These swaps had been designated as a foreign currency hedge on the Company's net investment in Canadian dollar-denominated subsidiaries. As a result, the $0.5 million after-tax gain ($0.8 million pre-tax) remains a component of accumulated other comprehensive income within total shareowners' equity on the accompanying balance sheet.

o CRITICAL ACCOUNTING POLICIES

    The consolidated financial statements include results for the entire fiscal year for all years presented and the accounts of the Company, all wholly-owned subsidiaries and all subsidiaries and joint ventures in which the Company owns a controlling interest. Significant intercompany transactions have been eliminated in consolidation. In preparing these financial statements, management makes estimates and assumptions that affect the amounts reported within the consolidated financial statements. Actual results could differ from these estimates.

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

    Inherent in the retail method calculation are certain significant management judgments and estimates including initial mark-up, markdowns and shrinkage, which can significantly impact the owned retail and, therefore, the ending inventory valuation at cost. Specifically, the failure to take permanent or clearance markdowns on a timely basis can result in an overstatement of cost under the retail method. Management believes that its application of the retail method reasonably states inventory at the lower of cost or market.

    During 2002, the Company reorganized its global sourcing structure to focus on cost reduction initiatives from procurement of materials through distribution of finished product. As a result, the Company now takes ownership of certain raw materials as the materials enter the production process. These raw materials are now included in inventories. Inventories prior to shipment to a specific store are valued at the lower of cost using the FIFO basis, or market. Raw materials of $15.5 million are included in inventories in the consolidated balance sheet at February 1, 2003. There were no raw materials in inventories at February 2, 2002, or February 3, 2001.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. Investments in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

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

NEW ACCOUNTING STANDARDS In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. In the first quarter of fiscal 2002, the Company ceased amortization of goodwill and completed the first step of the required two-step goodwill impairment testing. The first step of the impairment test required the Company to compare the fair value of each reporting unit to its carrying value to determine whether there was an indication that impairment existed. If there had been an indication of impairment, the Company would have allocated the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. During 2002, no impairment losses were recorded under SFAS No. 142.

    Effective fiscal 2002, the Company adopted the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets to Be Disposed Of" ("SFAS 144"). This statement addresses accounting and reporting for the impairment or disposal of long-lived assets. The statement superseded SFAS 121, while retaining many of the fundamental provisions covered by that statement. SFAS 144 differs fundamentally from SFAS 121 in that goodwill and other intangible assets that are not amortized are excluded from the scope of SFAS 144. Additionally, SFAS 144 addresses and clarifies implementation and estimation issues arising from SFAS 121.

    SFAS 144 also superseded the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS 144 retains the basic provisions of APB Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to apply to a component of an entity rather than a segment of a business. The application of SFAS 144 in 2002 did not have a material impact on the Company's consolidated financial statements.

    During April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). This Statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt" and SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS 13, "Accounting for Leases," so that certain lease modifications that have economic effects that are similar to sale-leaseback transactions are accounted for the same way as sale-leaseback transactions. Additionally, SFAS 13 is amended so that the original lessee under an operating lease agreement that becomes secondarily liable shall recognize the fair value of the guarantee obligation. SFAS 145 also stipulates that gains or losses on extinguishment of debt would have to meet the criteria of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to be classified as an extraordinary item. In addition, extraordinary gains and losses on extinguishment of debt in prior periods presented would require reclassification. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The application of SFAS 145 is not expected to have a material impact on the Company's consolidated financial statements.

    On July 30, 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is different from EITF Issue No. 94-3 in that SFAS 146 requires that a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred, that is when it meets the definition of a liability in the FASB's conceptual framework. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The statement does not require retroactive application and, consequently, did not have an impact on the Company's exit activity initially applied prior to the adoption of SFAS 146; however, the adoption of SFAS 146 can be expected to impact the timing of liability recognition associated with any future exit activities.

    In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosure in annual and interim financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions of this statement are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of SFAS 148.

o FORWARD-LOOKING STATEMENTS

    This report contains, and from time to time the Company may publish, forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, future store openings, international expansion, possible strategic alternatives, new business concepts, capital expenditures and similar matters. Statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words and similar expressions are forward-looking statements. The Company notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in its forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to, the following: changes in consumer spending patterns; changes in consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; the financial condition of the suppliers and manufacturers from whom the Company sources its merchandise; changes in existing or potential duties, tariffs or quotas; changes in relationships between the United States and foreign countries; changes in relationships between Canada and foreign countries; economic and political instability in foreign countries or restrictive actions by the governments of foreign countries in which suppliers and manufacturers from whom the Company sources are located or in which the Company operates stores; changes in trade and/or tax laws; fluctuations in currency exchange rates; availability of suitable store locations on appropriate terms; the ability to hire, train and retain associates; general economic, business and social conditions in the countries from which the Company sources products, supplies or has or intends to open stores; the performance of our partners in joint ventures; the ability to comply with local laws in foreign countries; threats or acts of terrorism or war; and strikes, work stoppages or slowdowns by unions that play a significant role in the manufacture, distribution or sale of product. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                             CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in millions, except per share)                                           2002         2001         2000
---------------------------------------                                         ---------    ---------    ---------
Net sales ...................................................................   $ 2,878.0    $ 2,913.7    $ 2,948.4
                                                                                ---------    ---------    ---------
Cost of sales ...............................................................     2,006.1      2,032.3      2,012.1
Selling, general and administrative expenses ................................       696.6        715.9        700.3
Non-recurring (benefits) charges ............................................        (2.8)        65.6          8.0
                                                                                ---------    ---------    ---------
Operating profit ............................................................       178.1         99.9        228.0
                                                                                ---------    ---------    ---------
Interest expense ............................................................        23.5         30.6         29.3
Interest income .............................................................        (4.3)        (2.5)        (4.3)
Earnings before income taxes, minority interest,
  and extraordinary loss ....................................................       158.9         71.8        203.0
Provision for income taxes ..................................................        58.0         27.6         79.0
Earnings before minority interest and extraordinary loss ....................       100.9         44.2        124.0
Minority interest, net of income tax ........................................         4.9          1.2          0.2
Earnings before extraordinary loss ..........................................       105.8         45.4        124.2
Extraordinary loss related to early extinguishment of debt,
  net of income tax .........................................................          --           --          3.6
                                                                                ---------    ---------    ---------
Net earnings ................................................................   $   105.8    $    45.4    $   120.6
                                                                                ---------    ---------    ---------
Diluted earnings per share:
Net earnings before extraordinary loss ......................................   $    1.55    $    0.67    $    1.72
Extraordinary loss ..........................................................   $      --    $      --    $    0.05
Net earnings ................................................................   $    1.55    $    0.67    $    1.67
                                                                                ---------    ---------    ---------
Basic earnings per share:
Net earnings before extraordinary loss ......................................   $    1.56    $    0.68    $    1.75
Extraordinary loss ..........................................................   $      --    $      --    $    0.05
Net earnings ................................................................   $    1.56    $    0.68    $    1.70
                                                                                ---------    ---------    ---------

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(dollars in millions, except per share)                             FEBRUARY 1, 2003    February 2, 2002
--------------------------------------                              ----------------    ----------------
ASSETS

Current assets:
   Cash and cash equivalents ....................................   $           74.4    $           92.3
   Inventories ..................................................              452.5               339.5
   Current deferred income taxes ................................               16.4                31.0
   Other current assets .........................................               90.3                73.7
                                                                    ----------------    ----------------
Total current assets ............................................              633.6               536.5

Property and equipment:
   Land .........................................................                7.6                 8.1
   Buildings and leasehold improvements .........................              625.4               607.3
   Furniture, fixtures and equipment ............................              490.0               450.7
   Property under capital leases ................................                4.6                 7.3
                                                                    ----------------    ----------------
   Total property and equipment .................................            1,127.6             1,073.4
   Accumulated depreciation and amortization ....................             (701.3)             (632.7)
                                                                    ----------------    ----------------
Property and equipment, net .....................................              426.3               440.7

Favorable leases, net ...........................................               34.3                37.5
Deferred income taxes ...........................................               29.0                35.1
Other assets ....................................................               27.6                19.4
                                                                    ----------------    ----------------
Total assets ....................................................   $        1,150.8    $        1,069.2
                                                                    ----------------    ----------------


LIABILITIES AND SHAREOWNERS' EQUITY

Current liabilities:
   Current maturities of long-term debt .........................   $           83.2    $           65.9
   Notes payable ................................................               28.5                 9.5
   Accounts payable .............................................              106.4                73.5
   Accrued expenses .............................................              123.7               142.3
                                                                    ----------------    ----------------
Total current liabilities .......................................              341.8               291.2

Long-term debt ..................................................              140.7               245.1
Other liabilities ...............................................               52.3                59.2
Minority interest ...............................................               17.8                 6.7

Shareowners' Equity:
   Preferred stock, $.01 par value; 25,000,000 shares authorized;
     none issued ................................................                 --                  --
   Common stock, $.01 par value; 240,000,000 shares authorized;
     88,130,874 and 88,130,874 issued; 67,946,205 and 66,758,922
     shares outstanding in 2002 and 2001, respectively ..........                0.7                 0.7
   Additional paid-in capital ...................................               35.9                16.3
   Unearned restricted stock ....................................               (0.6)               (2.6)
   Retained earnings ............................................              567.2               461.4
   Accumulated other comprehensive loss, net of income taxes ....               (5.0)               (8.8)
                                                                    ----------------    ----------------
Total shareowners' equity .......................................              598.2               467.0
                                                                    ----------------    ----------------
Total liabilities and shareowners' equity .......................   $        1,150.8    $        1,069.2
                                                                    ----------------    ----------------

See Notes to Consolidated Financial Statements

                                  CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

                                                                                                       ACCUMULATED
                                           OUTSTANDING        ADDITIONAL     UNEARNED                      OTHER
(dollars in millions, shares              COMMON STOCK         PAID-IN      RESTRICTED    RETAINED    COMPREHENSIVE
in thousands)                           SHARES     DOLLARS     CAPITAL        STOCK       EARNINGS    INCOME (LOSS)
                                       -------    --------    ----------    ----------    --------    -------------
Balance at January 29, 2000 .......     88,806    $    0.9    $     40.1    $     (0.8)   $  662.6    $         1.0
                                       -------    --------    ----------    ----------    --------    -------------
Net earnings ......................         --          --            --            --       120.6               --
Translation adjustments ...........         --          --            --            --          --             (0.7)
Issuances of common
   stock under stock plans ........      1,221          --          17.5          (9.1)         --               --
Purchases of common stock .........    (24,063)       (0.2)        (57.6)           --      (367.2)              --
Amortization of
   unearned restricted stock ......         --          --            --           3.3          --               --
Comprehensive income ..............
                                       -------    --------    ----------    ----------    --------    -------------
Balance at February 3, 2001 .......     65,964         0.7            --          (6.6)      416.0              0.3
                                       -------    --------    ----------    ----------    --------    -------------

Net earnings ......................         --          --            --            --        45.4               --
Translation adjustments ...........         --          --            --            --          --             (3.3)
Cash flow hedge adjustments .......         --          --            --            --          --             (5.8)
Issuances of common stock
   under stock plans ..............      1,005          --          20.4            --          --               --
Purchases of common stock .........       (210)         --          (4.1)           --          --               --
Amortization of unearned
   restricted stock ...............         --          --            --           4.0          --               --
Comprehensive income ..............
                                       -------    --------    ----------    ----------    --------    -------------
Balance at February 2, 2002 .......     66,759         0.7          16.3          (2.6)      461.4             (8.8)
                                       -------    --------    ----------    ----------    --------    -------------

Net earnings ......................         --          --            --            --       105.8               --
Translation adjustments ...........         --          --            --            --          --             (0.2)
Cash flow hedge adjustments .......         --          --            --            --          --              4.0
Issuances of common stock
   under stock plans ..............      1,397          --          22.8            --          --               --
Purchases of common stock .........       (108)         --          (2.1)           --          --               --
Amortization of unearned
   restricted stock ...............         --          --            --           0.9          --               --
Restricted stock cancellation .....       (102)         --          (1.1)          1.1          --               --
Comprehensive income ..............
                                       -------    --------    ----------    ----------    --------    -------------
BALANCE AT FEBRUARY 1, 2003 .......     67,946    $    0.7    $     35.9    $     (0.6)   $  567.2    $        (5.0)
                                       -------    --------    ----------    ----------    --------    -------------
                                            TOTAL
(dollars in millions, shares             SHAREOWNERS'     COMPREHENSIVE
in thousands)                               EQUITY            INCOME
                                         -------------    --------------
Balance at January 29, 2000 .......      $       703.8
                                         -------------
Net earnings ......................              120.6    $       120.6
Translation adjustments ...........               (0.7)            (0.7)
Issuances of common
   stock under stock plans ........                8.4
Purchases of common stock .........             (425.0)
Amortization of
   unearned restricted stock ......                3.3
                                                          -------------
Comprehensive income ..............                               119.9
                                         -------------    -------------
Balance at February 3, 2001 .......              410.4
                                         -------------

Net earnings ......................               45.4             45.4
Translation adjustments ...........               (3.3)            (3.3)
Cash flow hedge adjustments .......               (5.8)            (5.8)
Issuances of common stock
   under stock plans ..............               20.4
Purchases of common stock .........               (4.1)
Amortization of unearned
   restricted stock ...............                4.0
                                                          -------------
Comprehensive income ..............                                36.3
                                         -------------    -------------
Balance at February 2, 2002 .......              467.0
                                         -------------

Net earnings ......................              105.8            105.8
Translation adjustments ...........               (0.2)            (0.2)
Cash flow hedge adjustments .......                4.0              4.0
Issuances of common stock
   under stock plans ..............               22.8
Purchases of common stock .........               (2.1)
Amortization of unearned
   restricted stock ...............                0.9
Restricted stock cancellation .....                 --
                                                          -------------
Comprehensive income ..............                       $       109.6
                                         -------------    -------------
BALANCE AT FEBRUARY 1, 2003 .......      $       598.2
                                         -------------

Outstanding common stock excludes shares held in treasury. Treasury share activity for the last three years is summarized below:

                                                                              2002       2001      2000
                                                                             ------     ------    -------
Balance, Beginning of Year ..............................................    21,372     22,167     21,966

Issuances of common stock:
  Stock options and employee stock purchase plan ........................    (1,388)    (1,092)      (636)
  Deferred compensation plan ............................................        (9)        --        (15)
  Restricted stock grants, net of forfeitures ...........................       102         87       (570)
                                                                             ------     ------     ------
                                                                             (1,295)    (1,005)    (1,221)

Purchases of common stock ...............................................       108        210     24,063
Retirement of common stock ..............................................        --               (22,641)
                                                                             ------     ------    -------
Balance End of Year .....................................................    20,185     21,372     22,167
                                                                             ------     ------    -------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)                                                        2002       2001       2000
---------------------                                                      -------    -------    -------
Operating activities:
Net earnings ...........................................................   $ 105.8    $  45.4    $ 120.6
Adjustments for non-cash items included in net earnings:
   Non-cash component of non-recurring charges .........................        --       28.6         --
   Extraordinary loss related to early extinguishment of debt ..........        --         --        3.6
   Loss on disposal of assets ..........................................      10.5       10.2        9.7
   Depreciation and amortization .......................................     102.2      102.9       99.3
   Amortization of unearned restricted stock ...........................       0.9        4.0        3.3
   Deferred income taxes ...............................................      20.7      (24.1)      (1.7)
   Minority interest ...................................................      (4.9)      (1.2)      (0.2)
   Income tax benefit of stock option exercises ........................       3.1        3.2        1.7

Changes in working capital:
   Inventories .........................................................    (113.0)      16.1       (5.9)
   Other current assets ................................................       2.4      (10.4)     (10.2)
   Accounts payable ....................................................      32.9      (15.5)       7.8
   Accrued expenses ....................................................     (18.6)      19.0        2.6
Other assets and liabilities, net ......................................     (11.5)      (0.2)      (8.0)
                                                                           -------    -------    -------
Total operating activities .............................................     130.5      178.0      222.6
                                                                           -------    -------    -------

Investing activities:
Capital expenditures ...................................................     (98.8)    (102.8)    (144.9)
Dispositions of property and equipment .................................       3.9        1.6        0.1
                                                                           -------    -------    -------
Total investing activities .............................................     (94.9)    (101.2)    (144.8)
                                                                           -------    -------    -------

Financing activities:
Issuance of notes payable ..............................................      19.0        9.5         --
Restricted cash ........................................................     (19.0)      (9.5)        --
Issuance of long-term debt .............................................       4.0        3.3      401.5
Repayments of long-term debt ...........................................     (91.1)     (17.9)    (207.4)
Payment of debt issuance costs .........................................        --         --       (8.9)
Issuances of common stock ..............................................      19.7       17.2        6.7
Purchases of common stock ..............................................      (2.1)      (4.1)    (425.0)
Contributions by minority owners .......................................      17.2        6.8        1.7
Other financing activities .............................................      (1.2)      (0.2)      (0.2)
                                                                           -------    -------    -------
Total financing activities .............................................     (53.5)       5.1     (231.6)
                                                                           -------    -------    -------

(Decrease) increase in cash and cash equivalents .......................     (17.9)      81.9     (153.8)

Cash and cash equivalents, beginning of year ...........................      92.3       10.4      164.2
                                                                           -------    -------    -------

Cash and cash equivalents, end of year .................................   $  74.4    $  92.3    $  10.4
                                                                           -------    -------    -------

Cash paid during the year:
   Interest ............................................................   $  24.0    $  30.9    $  29.6
   Income taxes ........................................................      29.2       42.8       69.6
                                                                           -------    -------    -------

See Notes to Consolidated Financial Statements

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

o SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION Payless ShoeSource, Inc., a Delaware corporation, together with its subsidiaries (the "Company"), is the largest family footwear retailer in the Western Hemisphere.

    As of February 1, 2003, the Company operated 4,992 Payless ShoeSource family shoe stores offering quality family footwear and accessories in all 50 of the United States, the District of Columbia, Puerto Rico, Guam, Saipan, the U.S. Virgin Islands, Canada, Chile, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Peru, and Trinidad & Tobago. The Company's operations in Central and South America are operated as joint ventures in which the Company maintains a 60-percent ownership.

    The Company sources and utilizes a network of agents with factories in 11 foreign countries and the United States to source its products, which are manufactured to meet the Company's specifications and standards. During 2002, factories in the People's Republic of China were a direct source of 79.9 percent of the Company's merchandise and 84.9 percent of the Company's footwear.

    The consolidated financial statements include results for the entire fiscal year for all years presented and the accounts of the Company, all wholly-owned subsidiaries and all subsidiaries and joint ventures in which the Company owns a controlling interest. Significant inter-company transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years 2002, 2001 and 2000 ended on February 1, 2003, February 2, 2002, and February 3, 2001, respectively. Fiscal years 2002 and 2001 included 52 weeks; fiscal year 2000, 53 weeks. References to years in these financial statements and notes relate to fiscal years rather than calendar years.

USE OF ESTIMATES Management makes estimates and assumptions that affect the amounts reported within the consolidated balance sheet and the statements of earnings, shareowners' equity and cash flows, and the notes to consolidated financial statements. Actual results could differ from these estimates.

NET SALES Net sales ("sales") are recognized at the time the sale is made to the customer, are net of estimated returns and current promotional discounts and exclude sales tax.

COST OF SALES Cost of sales includes the cost of merchandise sold and the Company's buying and occupancy costs.

PRE-OPENING EXPENSES Costs associated with the opening of new stores are expensed as incurred.

ADVERTISING COSTS Advertising costs and sales promotion costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising and sales promotion costs of $95.0 million, $98.4 million and $100.1 million in 2002, 2001 and 2000, respectively.

INCOME TAXES Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

STOCK-BASED COMPENSATION The Company adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, and amendment of FASB Statement No. 123." The Statement requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock compensation awards under the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25. APB Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. All options awarded under all of the Company's plans are granted with an exercise price equal to the fair market value on the date of the grant.

    SFAS 123, "Accounting for Stock-Based Compensation," provides an alternative method of accounting for stock-based compensation, which establishes a fair value based method of accounting for employee stock options or similar equity instruments. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of its 1996 and later option grants. The fair value is recognized over the option vesting period. As the fair value represents only 1996 and later option grants, the pro forma impact shown below may not be representative of future years. The following table presents the effect on net earnings and earnings per share had the Company adopted the fair value based method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation."

(dollars in millions, except per share amounts)  2002      2001     2000
----------------------------------------------- ------    -----   ------
Net earnings:
  As reported ............................      $105.8    $45.4   $120.6
    Less: Total stock-based employee
    compensation expense determined
    under fair value based method for
    all awards, net of related taxes .....      $  7.6    $14.8   $ 21.5
  Pro forma ..............................      $ 98.2    $30.6   $ 99.1
Diluted earnings per share:
  As reported ............................      $ 1.55    $0.67   $ 1.67
  Pro forma ..............................      $ 1.44    $0.45   $ 1.37
Basic earnings per share:
  As reported ............................      $ 1.56    $0.68   $ 1.70
  Pro forma ..............................      $ 1.45    $0.46   $ 1.39
                                                ------    -----   ------

The following assumptions were used in the Black-Scholes calculations above:

                                              2002     2001     2000
                                             ------   ------   ------
Risk-free interest rate ..................    4.55%    5.29%    6.34%
Expected dividend yield ..................       0%       0%       0%
Expected option life .....................   10 YRS   10 yrs   10 yrs
Expected volatility ......................      32%      35%      35%

STOCK SPLIT During February 2003, the Company declared a three-for-one stock split, effected in the form of a stock dividend, to shareholders of record on March 13, 2003, payable on March 27, 2003. The Company issued approximately 44.4 million shares of common stock as a result of the stock split. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. The Company reclassified an amount equal to the par value of the number of shares issued to common stock from retained earnings.

CASH AND CASH EQUIVALENTS Cash equivalents consist of liquid investments with an original maturity of three months or less. Receivables in the amount of $12.7 million and $11.3 million from banks and credit card companies for the settlement of credit card transactions are included in cash and cash equivalents as of February 1, 2003, and February 2, 2002, respectively, as they are generally collected within three business days. Cash equivalents are stated at cost, which approximates fair value.

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

    During 2002, the Company reorganized its global sourcing structure to focus on cost reduction initiatives from procurement of materials through distribution of finished product. As a result, the Company now takes ownership of certain raw materials as the materials enter the production process. These raw materials are now included in inventories. Inventories prior to shipment to a specific store are valued at the lower of cost using the FIFO basis, or market. Raw materials of $15.5 million are included in inventories in the consolidated balance sheet at February 1, 2003. There were no raw materials in inventories at February 2, 2002, or February 3, 2001.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The estimated useful life for each major class of property and equipment is as follows:

Buildings                               10 to 30 years
Leasehold improvements                  the lesser of 10 years or the
                                        remaining expected lease term
Furniture, fixtures and equipment       3 to 8 years
Property under capital lease            10 to 30 years

Property and equipment are reviewed for recoverability on a store-by-store basis if an indicator of impairment exists to determine whether the carrying amount of the assets is recoverable.

INSURANCE PROGRAMS The Company retains its normal expected losses related primarily to workers' compensation, physical loss to property and business interruption resulting from such loss and comprehensive general, product, and vehicle liability. The Company purchases third-party coverage for losses in excess of the normal expected levels. Provisions for losses expected under these programs are recorded based upon estimates of the aggregate liability for claims incurred utilizing independent actuarial calculations based on historical results.

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

RECLASSIFICATION Certain prior-year amounts have been reclassified to conform to the current-year presentation, including, but not limited to, amounts in the consolidated statements of cash flows.

o QUARTERLY RESULTS (UNAUDITED)

    Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year.

Summarized quarterly results for the last two years were as follows:


(dollars in millions, except per share)                                          2002
                                                       ---------------------------------------------------------
QUARTER                                                  FIRST      SECOND       THIRD      FOURTH       YEAR
-------                                                ---------   ---------   ---------   ---------   ---------
Net retail sales ...................................   $   738.2   $   776.2   $   713.0   $   650.6   $ 2,878.0
Cost of sales ......................................       518.4       523.3       482.2       482.2     2,006.1
Net earnings .......................................   $    23.9   $    47.2   $    29.6   $     5.1   $   105.8
                                                       ---------   ---------   ---------   ---------   ---------
Diluted earnings per share (1) .....................   $    0.35   $    0.69   $    0.43   $    0.07   $    1.55
                                                       ---------   ---------   ---------   ---------   ---------
Basic earnings per share (1) .......................   $    0.36   $    0.70   $    0.44   $    0.07   $    1.56
                                                       ---------   ---------   ---------   ---------   ---------

(dollars in millions, except per share)                                          2001
                                                       ----------------------------------------------------------
QUARTER                                                  FIRST      SECOND       THIRD      FOURTH       YEAR
-------                                                ---------   ---------   ---------   ---------   ----------
Net retail sales ...................................   $   768.3   $   806.0   $   697.1   $   642.3    $ 2,913.7
Cost of sales ......................................       525.1       548.2       498.9       460.1      2,032.3
Net earnings (loss) ................................   $    29.7   $    36.4   $    13.3   $   (34.0)   $    45.4
                                                       ---------   ---------   ---------   ---------    ---------
Diluted earnings (loss) per share (1) ..............   $    0.43   $    0.53   $    0.20   $   (0.51)   $    0.67
                                                       ---------   ---------   ---------   ---------    ---------
Basic earnings (loss) per share (1) ................   $    0.45   $    0.55   $    0.20   $   (0.51)   $    0.68
                                                       ---------   ---------   ---------   ---------    ---------

(1) Earnings per share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

o PROFIT SHARING PLAN

    The Company has two qualified profit sharing plans ("Payless Profit Sharing Plans") that cover full-time associates who have worked for the Company for 90 days and have attained age 21 or part-time associates who work 1,000 hours or more in a year and have attained age 21. The Company's profit sharing plans are defined contribution plans that provide for Company contributions related to the Company's annual performance and are at the discretion of the Board of Directors. The Company expects to contribute 2.5 percent of its pre-tax earnings to the Company's profit sharing plans for 2002. Associates may voluntarily contribute to the Company's profit sharing plans on both a pre-tax and after-tax basis. The Company's contribution is allocated to all associates participating in the Payless Profit Sharing Plans who have worked for the Company for at least one year. Total profit sharing contributions accrued for 2002, 2001 and 2000 were approximately $4.2 million, $3.5 million and $5.3 million, respectively.

o PENSION PLAN

    The Company has a nonqualified, supplementary defined benefit plan for certain management employees. The plan is an unfunded, noncontributory plan and provides for benefits based upon years of service and cash compensation during employment.

    Pension expense is based on information provided to an outside actuarial firm that uses assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension expense are reviewed annually for reasonableness. The components of net periodic benefit costs and actuarial assumptions for the plan was:

(dollars in millions)                            2002      2001      2000
                                                -------   -------   -------
Components of pension expense:
Service cost ................................   $   0.7   $   0.8   $   0.8
Interest cost ...............................       1.2       0.8       0.8
Amortization of prior service cost ..........       0.1       0.2       0.2
Amortization of actuarial loss ..............       0.3       0.1       0.2
Curtailment loss ............................        --       0.2        --
                                                -------   -------   -------
Total .......................................   $   2.3   $   2.1   $   2.0
                                                -------   -------   -------

    The change in projected benefit obligation (PBO), accumulated benefit obligation (ABO), funded status of the plan and the actuarial assumptions used were:

(dollars in millions)                              2002       2001
---------------------                              -----     -----
Change in PBO:
PBO at beginning of year .......................   $16.1     $14.3
Service cost ...................................     0.7       0.8
Interest cost ..................................     1.2       0.8
Actuarial loss .................................     1.6       1.0
Plan curtailment ...............................      --      (0.5)
Benefits paid ..................................    (0.4)     (0.3)
                                                   -----     -----
PBO at end of year .............................   $19.2     $16.1
Unrecognized net actuarial loss ................    (6.5)     (4.2)
Unrecognized prior service cost ................    (1.3)     (2.4)
                                                   -----     -----
Accrued benefit cost ...........................   $11.4     $ 9.5

Amounts recognized in the balance sheet:
Accrued benefit liability and ABO ..............   $12.7     $10.6
Intangible asset ...............................    (1.3)     (1.1)
                                                   -----     -----
Net amount recognized ..........................   $11.4     $ 9.5

Actuarial assumptions:
Discount rate ..................................     6.5%      7.0%
Salary increases ...............................     4.0%      4.5%
                                                   -----     -----

o INCOME TAXES

    The provision (benefit) for income taxes consisted of the following:

(dollars in millions)                             2002       2001       2000
---------------------                           -------    -------    -------
  Federal ...................................   $  25.1    $  42.9    $  66.9
  State and local ...........................       5.6        7.5       12.7
  Foreign ...................................       6.6        1.3        1.1
                                                -------    -------    -------
Current tax provision .......................      37.3       51.7       80.7
                                                -------    -------    -------
  Federal ...................................      25.1      (21.9)      (1.8)
  State and local ...........................      (0.7)      (3.5)      (0.5)
  Foreign ...................................      (3.7)       1.3        0.6
                                                -------    -------    -------
Deferred tax provision (benefit) ............      20.7      (24.1)      (1.7)
                                                -------    -------    -------
Total provision .............................   $  58.0    $  27.6    $  79.0
                                                -------    -------    -------


    The reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

                                                2002       2001       2000
                                                -----      -----      -----
Statutory federal income tax rate .........     35.0%      35.0%      35.0%
State and local income taxes
  (net of federal tax benefit) ............      2.0        3.6        3.9
Rate differential on foreign earnings .....      1.4        0.6         --
Reduction in excess tax reserves ..........     (2.0)        --         --
Other, net ................................      0.1       (0.8)        --
                                                ----       ----       ----
Effective income tax rate .................     36.5%      38.4%      38.9%
                                                ----       ----       ----

Major components of deferred income tax assets were as follows:

(dollars in millions)                                   2002    2001
                                                       -----    -----
Accrued expenses and reserves ......................   $28.8    $35.6
Depreciation/amortization and basis differences ....     2.1     22.6
Tax net operating losses and tax credits ...........    14.3      7.3
Other deferred income taxes, net ...................     6.5      7.9
                                                       -----    -----
Gross deferred income taxes ........................    51.7     73.4
Valuation allowance ................................    (6.3)    (7.3)
                                                       -----    -----
Net deferred income taxes ..........................    45.4     66.1
Less: Net current deferred income tax assets .......    16.4     31.0
                                                       -----    -----
Net noncurrent deferred income tax assets ..........   $29.0    $35.1
                                                       -----    -----

    The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In 2002, the Company reduced the valuation allowance by $1.0 million related to state income tax credits and included this amount within the provision for state and local income taxes. In addition, the Company reduced its excess tax reserves by $3.2 million resulting from a review of the status of ongoing audits.

    At February 1, 2003, deferred tax assets for state and international net operating loss carryforwards are $5.2 million. $4.6 million of these net operating losses will expire between 2003 and 2023; $0.6 million may be carried forward indefinitely. In addition, state income tax credit carryforwards are $9.1 million, less a valuation allowance of $6.3 million. $1.3 million of these net tax credit carryforwards will expire between 2003 and 2017; $1.5 million may be carried forward indefinitely.

    Other than for Puerto Rico, federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the Company's intention is to reinvest these earnings indefinitely or to repatriate earnings only when it is tax effective to do so.

o EARNINGS PER SHARE

    Basic earnings per share were $1.56, $0.68 and $1.70 in 2002, 2001 and 2000, respectively. The per share amounts have been computed on the basis of the weighted average number of shares outstanding.

    The calculation of diluted earnings per share for 2002 and 2001 excludes the impact of 1,930,332 and 1,397,439 stock options, respectively, because to include them would have been antidilutive. Diluted earnings per share have been computed as follows:

(dollars in millions, except per share;
shares in thousands)                            2002          2001       2000
---------------------------------------      ----------   ----------   ----------
Net earnings .............................   $    105.8   $     45.4   $    120.6
Weighted average shares outstanding
  - basic ................................       67,764       66,656       71,058
Stock options ............................          657        1,119        1,104
                                             ----------   ----------   ----------
Weighted average shares outstanding
  - diluted ..............................       68,421       67,775       72,162
                                             ----------   ----------   ----------
Diluted earnings per share:
Net earnings before extraordinary loss ...   $     1.55   $     0.67   $     1.72
Extraordinary loss .......................           --           --         0.05
Diluted earnings per share ...............   $     1.55   $     0.67   $     1.67
                                             ----------   ----------   ----------

o INTANGIBLE ASSETS

    The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective February 3, 2002. SFAS 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. In the first quarter of fiscal 2002, the Company completed the required goodwill impairment testing and ceased amortization of goodwill. No indication of impairment existed and thus, no impairment losses were recorded upon the initial adoption of SFAS 142. The Company's goodwill of $5.9 million at February 1, 2003, and February 2, 2002, is included in Other Assets in the accompanying consolidated balance sheet.

    The changes in goodwill are summarized below:

(dollars in millions)                                 2002   2001
---------------------                                 ----   ----
Carrying amount, beginning of year ................   $5.9   $6.2
Amortization ......................................     --   (0.3)
                                                      ----   ----
Carrying amount, end of year ......................   $5.9   $5.9
                                                      ----   ----

    The effect of the adoption of SFAS 142 on net income and earnings per share is as follows:

(dollars in millions, except per share
amounts)                                            2001     2000
--------------------------------------              -----   ------
Net earnings as reported .......................... $45.4   $120.6
Goodwill amortization (net of taxes) .............. $ 0.2   $  0.1
Net earnings as adjusted .......................... $45.6   $120.7

Diluted earnings per share as reported ............ $0.67   $ 1.67
Goodwill amortization (net of taxes) .............. $  --   $   --
Diluted earnings per share as adjusted ............ $0.67   $ 1.67

Basic earnings per share as reported .............. $0.68   $ 1.70
Goodwill amortization (net of taxes) .............. $ .--   $   --
Basic earnings per share as adjusted .............. $0.68   $ 1.70
                                                    -----   ------

    In connection with the adoption of SFAS 142, the Company has reclassified the 2001 balance of favorable lease rights to conform with the 2002 presentation. Favorable lease rights subject to amortization pursuant to SFAS 142 are as follows:

(dollars in millions)                                   2002    2001
---------------------                                  -----    -----
Gross carrying amount ..............................   $89.4    $88.5
Less: accumulated amortization .....................   (55.1)   (51.0)
                                                       -----    -----
Carrying amount, end of year .......................   $34.3    $37.5
                                                       -----    -----

    The Company expects annual amortization expense for all intangible assets for the next five years to be as follows (in millions):

Year                               Amount
----                               ------
2003 .............................  $4.6
2004 .............................   4.2
2005 .............................   3.8
2006 .............................   3.3
2007 .............................   3.3

o NOTES PAYABLE

    The Company has entered into $28.5 million of demand notes payable to efficiently finance its Latin American subsidiaries. The Company maintains cash balances of $28.5 million in certificates of deposit as compensating balances to collateralize these notes payable. The notes payable accrue interest at a weighted average 9.01 percent. The certificates of deposit earn interest at a weighted average of 8.61 percent and are included in other current assets in the accompanying consolidated balance sheet.

o ACCRUED EXPENSES

    Major components of accrued expenses included:

(dollars in millions)                                  2002    2001
---------------------                                  ----    ----
Sales, use and other taxes ........................   $28.8   $24.5
Profit sharing, bonus, retention, and salaries ....    16.1    16.6
Store closings and real estate related ............     7.5    31.3

o LONG-TERM DEBT

    Long-term debt and capital-lease obligations were:

(dollars in millions)                                  2002    2001
---------------------                                 ------   ------
Term loan .........................................   $216.1   $304.4
Capital-lease obligations .........................      2.4      3.4
Other .............................................      5.4      3.2
                                                      ------   ------
Total debt ........................................    223.9    311.0
Less current maturities of long-term debt .........     83.2     65.9
                                                      ------   ------
Long-term debt ....................................   $140.7   $245.1
                                                      ------   ------

    In April 2000, the Company repaid its $122 million of unsecured notes and entered into a new $600 million senior secured Credit Facility ("Credit Facility"). The excess of the amount paid over the carrying value of the Company's unsecured notes was recorded as a $3.6 million extraordinary loss related to early extinguishment of debt, net of $2.3 million of income tax.

    The Credit Facility consists of a $400 million term loan and a $200 million revolving loan, both of which mature in 2005, subject to prepayment without penalty by the Company at any time. The term loan and revolving loan bear interest at the LIBOR rate, plus a variable margin of 1.25% to 2.0%. The variable interest rate at February 1, 2003, was 2.9%. A quarterly commitment fee of between 0.25% and 0.50% per annum is payable on the unborrowed balance of the revolving loan. The margin on the term loan and the commitment fee varies based upon performance criteria specified in the credit agreement. While no amounts had been drawn on the $200 million revolving loan as of February 1, 2003, the balance available to the Company was reduced by $22.3 million in outstanding letters of credit. As the long-term debt under the Credit Facility bears interest at current market rates, its carrying value approximates market value at February 1, 2003.

    The Company's Credit Facility is secured by a first priority perfected security interest in all of the capital stock of the Company's domestic subsidiaries and 65 percent of the capital stock of its first-tier foreign subsidiaries. The indentures governing the Credit Facility require the Company to comply with various financial and other covenants, including the maintenance of certain financial ratios and the limitation of additional share repurchases to $50 million per year. As of February 1, 2003, the Company is in compliance with all debt covenants.

    The required principal payments on the Company's $216.1 million term loan balance as of February 1, 2003, are due as follows (in millions):

Year                              Amount
----                              ------
2003 ...........................  $ 82.0
2004 ...........................   106.0
2005 ...........................    28.1
                                  ------
Total ..........................  $216.1
                                  ------

o DERIVATIVE INSTRUMENTS

    In order to mitigate the Company's exposure to fluctuations in interest rates, the Company has entered into a series of interest rate swap agreements whereby the Company will receive interest at the three-month LIBOR rate and pay a weighted average rate of 6.9%. The interest swaps expire in 2003.

    Effective February 4, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company's interest rate swap agreements have been designated as cash flow hedging instruments. Such instruments are those that effectively convert variable interest payments on debt instruments into fixed payments. As the critical terms of the Company's interest rate swap agreements match those of the related hedged obligations, the Company has concluded that there is no ineffectiveness in its hedges, and as a result, the adoption of SFAS 133 has no impact on net earnings.

    In connection with the adoption of SFAS 133, the Company recorded an after-tax loss of $4.7 million ($7.7 million pre-tax) to other comprehensive income as a cumulative effect of a change in accounting principle during the first quarter of 2001. Changes in the fair value of interest rate swap agreements designated as cash flow hedging instruments are reported in accumulated other comprehensive income.

    During 2002, the Company recorded an after-tax loss of $1.3 million ($2.0 million pre-tax) to other accumulated comprehensive income, representing the decline in fair value of its interest rate swap agreements. At February 1, 2003, the Company had a cumulative after-tax loss of $1.8 million ($2.8 million pre-tax) included in other accumulated comprehensive income related to its interest rate swap agreements on a notional amount of $120.0 million. The resulting liability is reflected in other current liabilities in the accompanying balance sheet. The pre-tax loss is subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating rate debt obligations affects earnings. During 2002, $5.5 million of after-tax losses ($8.7 million pre-tax) included in accumulated other comprehensive income related to interest rate swap agreements was reclassified to interest expense. For the year ending January 31, 2004, approximately $1.8 million of after-tax losses ($2.8 million pre-tax) in accumulated other comprehensive income related to interest rate swap agreements are expected to be reclassified into interest expense as a yield adjustment on the Company's variable-rate long-term debt.

    During the first quarter of 2001, the Company terminated two currency swaps, which had effectively converted $30.0 million of the U.S. dollar-denominated long-term debt into Canadian dollar-denominated obligations. These swaps had been designated as a foreign currency hedge on the Company's net investment in Canadian dollar-denominated subsidiaries. As a result, a $0.5 million after-tax gain ($0.8 million pre-tax) remains a component of accumulated other comprehensive income within total shareowners' equity on the accompanying balance sheet.

o LEASE OBLIGATIONS

    The Company leases substantially all of its stores. Rental expense for the Company's operating leases consisted of:

(dollars in millions)                                2002     2001     2000
---------------------                               ------   ------   ------
Minimum rentals .................................   $277.9   $290.5   $261.1
Contingent rentals based on sales ...............      7.8      8.4      6.6
                                                    ------   ------   ------
Real property rentals ...........................    285.7    298.9    267.7
Equipment rentals ...............................      0.6      1.0      0.9
                                                    ------   ------   ------
Total ...........................................   $286.3   $299.9   $268.6
                                                    ------   ------   ------

    Certain lease agreements include escalating rents over the lease terms. Cumulative expense recognized on the straight-line basis in excess of cumulative payments is included in accrued expenses and other liabilities on the accompanying consolidated balance sheets.

    Future minimum lease payments at February 1, 2003, were as follows:

                                                  Capital    Operating
(dollars in millions)                              Leases      Leases      TOTAL
---------------------                            --------   ----------   ----------
2003   ......................................    $    0.8   $    249.2   $    250.0
2004   ......................................         0.7        205.9        206.6
2005   ......................................         0.5        162.8        163.3
2006   ......................................         0.5        133.2        133.7
2007   ......................................         0.5        105.8        106.3
After 2007 ..................................         0.1        240.2        240.3
                                                ---------  -----------   ----------
Minimum lease payments ......................   $     3.1  $   1,097.1   $  1,100.2
                                                ---------  -----------   ----------
Less imputed interest component .............         0.7
                                                ---------
Present value of net minimum lease
   payments of which $0.8 million
   is included in current liabilities .......   $     2.4
                                                ---------

    At February 1, 2003, the present value of future operating lease payment was $879.4 million.

o OTHER LIABILITIES

    Major components of other liabilities included:

(dollars in millions)                              2002       2001
---------------------                              ----       ----
Rent expense ....................................  $17.5      $17.9
Insurance costs .................................   12.6       14.8

o NON-RECURRING CHARGES

    During the fourth quarter of 2001, the Company recorded a non-recurring charge of $70.0 million comprised of a $53.9 million restructuring charge and a $16.1 million asset impairment charge. The cash portion of the charge was $41.4 million, of which $6.1 million was paid during 2001. As part of the restructuring, the Company centralized all domestic retail operations functions in Topeka, Kansas. Four domestic division offices in Atlanta, Baltimore, Chicago and Dallas were closed. The Company also announced its intention to close 104 under-performing stores, including 67 Parade stores and 37 Payless ShoeSource stores, as part of the restructuring. The store closings differ from closings in the normal course of business in that they have longer remaining lease terms. The remaining Parade locations will be concentrated in the Northeast and selected major metropolitan areas. As of February 1, 2003, the Company has closed 93 stores and has decided to continue to operate seven of the 104 stores originally identified for closure. The remaining four stores will be closed in 2003. The Company eliminated a total of 230 positions in conjunction with the restructuring.

    The Company also recorded an impairment charge of $16.1 million to write down the book value of certain long-lived assets to their fair value as determined based upon estimated future cash flows. In conjunction with the restructuring and asset impairment, the Company recorded a fourth quarter 2001 charge of $70.0 million pre-tax, $43.1 million after-tax, as follows:

(dollars in millions)
---------------------
Store closing costs (including lease terminations,
  asset impairments, and employee termination costs)  ................  $27.3
Division closing costs (including lease terminations,
  asset impairments, and employee termination costs)  ................    4.2
Corporate employee termination costs .................................    8.0
Professional fees required to design and
  implement the restructuring  .......................................    6.4
Inventory liquidation costs
  (recorded as a component of cost of sales)  ........................    4.4
Other restructuring related costs ....................................    3.6
                                                                        -----
Total restructuring related costs  ...................................   53.9
Asset impairments  ...................................................   16.1
                                                                        -----
Total 2001 non-recurring charges .....................................  $70.0
                                                                        -----

    The table below presents the activity of the $41.4 million reserve established as part of the 2001 non-recurring charge and the status of the reserve as of February 1, 2003. Costs are being charged against the reserves as incurred. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate based on those reviews.

                                                            PRE-TAX 2001   CASH PAID   ACCRUED AS OF  PRE-TAX 2002    CASH PAID
(dollars in millions)                                       CASH CHARGE     IN 2001    FEB. 2, 2002   CASH CHARGE      IN 2002
---------------------                                       ------------   ---------   -------------  ------------    ----------
Store closing costs (including lease terminations,
  asset impairments, and employee termination costs) ....   $     17.6     $       --  $     17.6     $         --    $     (8.5)
Division closing costs (including lease terminations,
  asset impairments, and employee termination costs) ....          3.3           (0.2)        3.1               --          (2.5)
Corporate employee termination costs ....................          8.0           (1.4)        6.6               --          (6.6)
Professional fees required to design
  and implement the restructuring .......................          6.4           (3.6)        2.8              2.0          (4.5)
Inventory liquidation costs
  (recorded as a component of cost of sales) ............          4.4             --         4.4               --          (2.4)
Other restructuring related costs .......................          1.7           (0.9)        0.8              1.4          (2.2)
                                                            ----------     ----------  ----------     ------------    ----------
Total restructuring related costs .......................   $     41.4     $     (6.1) $     35.3     $        3.4    $    (26.7)
                                                            ----------     ----------  ----------     ------------    ----------

                                                                           ACCRUED AS OF
(dollars in millions)                                        ADJUSTMENTS    FEB. 1,2003
---------------------                                        -----------   -------------
Store closing costs (including lease terminations,
  asset impairments, and employee termination costs) ....    $      (8.0)  $        1.1
Division closing costs (including lease terminations,
  asset impairments, and employee termination costs) ....            1.8            2.4
Corporate employee termination costs ....................             --             --
Professional fees required to design
  and implement the restructuring .......................             --            0.3
Inventory liquidation costs
  (recorded as a component of cost of sales) ............           (2.0)            --
Other restructuring related costs .......................             --             --
                                                             -----------   ------------
Total restructuring related costs .......................    $      (8.2)  $        3.8
                                                             -----------   ------------

    During 2002, the Company recorded a net non-recurring benefit, resulting from lower than anticipated net costs associated with the Company's restructuring recorded in 2001. In 2002, the Company recorded an additional charge of $2.0 million for professional fees and $1.4 million for relocation costs associated with implementing the restructuring that was announced during the fourth quarter of 2001. These additional costs are reflected in the accompanying consolidated statement of earnings as non-recurring charges. The Company anticipates that future charges to earnings associated with the 2001 restructuring to be less than $0.5 million. Also, during 2002, the Company decreased its reserve for store closings by $8.0 million, inventory liquidations by $2.0 million and increased its reserve for division closings by $1.8 million. This net reversal is reflected in the accompanying consolidated statement of earnings as non-recurring benefits.

    During 2002, in an effort to enhance global sourcing initiatives and align with international expansion strategies, the Company reorganized its global sourcing structure to focus on cost reduction initiatives from procurement of materials through distribution of product. As part of these cost reduction initiatives, the Company is now taking ownership of certain raw materials as the materials enter the production process. These raw materials are included in inventories in the consolidated balance sheet.

    In April 2000, the Company completed a self-tender through which it repurchased 22.5 million shares of its common stock at $17.67 per share. This represented approximately 25.5 percent of the Company's shares immediately prior to the self-tender. During the first quarter of 2000, the Company recorded an $8.0 million non-recurring charge, principally for costs associated with the analysis and consideration of various strategic alternatives and costs associated with the self-tender.

o COMMON STOCK REPURCHASE PROGRAMS

    During 2002, 2001, and 2000, the Company repurchased $2.1 million (108 thousand shares), $4.1 million (210 thousand shares), and $425.0 million (24.0 million shares), respectively, of common stock under its stock repurchase programs.

o STOCK OPTION AND STOCK-RELATED COMPENSATION PLANS

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

    A summary of the status of the various stock option plans at the end of 2002, 2001, and 2000, and the changes within years are presented below:

                          2002
                                                             Average
(shares in thousands)                             Shares  Exercise Price
---------------------                            -------  --------------
Outstanding at beginning of year .............    11,216   $    18
Granted ......................................       276        18
Exercised ....................................     1,321        14
Forfeited or expired .........................     1,795        17
                                                 -------   -------
Outstanding at end of year ...................     8,376   $    17
                                                 -------   -------
Exercisable at end of year ...................     3,195   $    16
Fair value of options granted (per option) ...   $    10
                                                 -------   -------

                          2001
                                                             Average
(shares in thousands)                             Shares  Exercise Price
---------------------                            -------  --------------
Outstanding at beginning of year .............    11,787   $    17
Granted ......................................       831        22
Exercised ....................................       984        15
Forfeited or expired .........................       418        17
                                                 -------   -------
Outstanding at end of year ...................    11,216   $    18
                                                 -------   -------
Exercisable at end of year ...................     2,805   $    15
Fair value of options granted (per option) ...   $    12
                                                 -------   -------

                          2000
                                                             Average
(shares in thousands)                             Shares  Exercise Price
---------------------                            -------  --------------
Outstanding at beginning of year .............     5,760   $    15
Granted ......................................     7,326        17
Exercised ....................................       639        13
Forfeited or expired .........................       660        17
                                                 -------   -------
Outstanding at end of year ...................    11,787   $    17
                                                 -------   -------
Exercisable at end of year ...................     2,070   $    14
Fair value of options granted (per option) ...   $    10
                                                 -------   -------

    The following table summarizes information about stock options outstanding and exercisable at February 1, 2003:

(shares in thousands)

              Options Outstanding                  Options Exercisable
------------------------------------------------  ---------------------
                            Average    Weighted
 Range of                  Remaining    Average   Average
 Exercise      Number     Contractual   Exercise  Exercise    Number
  Prices     Outstanding      Life       Price     Price    Exercisable
---------    -----------  -----------  ---------  --------  -----------
$  9-11          198           3          $ 9       $ 9         198
  12-15        2,106           4           15        15         766
  16-18        4,608           7           16        16       1,911
  19-24        1,464           7           22        21         320

    Under the 1996 Stock Incentive Plan, the Company is authorized to grant a maximum of 400,000 shares of restricted stock to management associates. Associates who receive restricted stock pay no monetary consideration. Restricted stock can be granted with or without performance restrictions. Restrictions, including performance restrictions, lapse over periods of up to four years, as determined at the date of grant. Under the 1996 Stock Incentive Plan, the Company granted no shares of restricted stock in 2002 and 2001 and 191,200 shares of restricted stock in 2000.

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

o CONTINGENCIES

    Other than as described below, there are no material pending legal proceedings other than ordinary, routine litigation incidental to the business to which the Company is a party or of which any of its property is subject.

    On or about December 20, 2001, a First Amended Complaint was filed against the Company in the U.S. District Court for the District of Oregon, captioned Adidas America, Inc. and Adidas-Salomon AG v. Payless ShoeSource, Inc. The First Amended Complaint seeks injunctive relief and unspecified monetary damages for trademark and trade dress infringement, unfair competition, deceptive trade practices and breach of contract. The Company believes it has meritorious defenses to claims asserted in the lawsuit and has filed an answer and a motion for summary judgment which the court granted in part. An estimate of the possible loss, if any, or the range of loss cannot be made.

    On or about January 20, 2000, a complaint was filed against the Company in the U.S. District Court for the District of New Hampshire, captioned Howard J. Dananberg, D.P.M. v. Payless ShoeSource, Inc. The Complaint seeks injunctive relief, unspecified treble monetary damages, attorneys' fees, interest and costs for patent infringement. The Company believes it has meritorious defenses to claims asserted in the lawsuit. An estimate of the possible loss, if any, or the range of loss cannot be made.

o SEGMENT REPORTING

    The Company and its subsidiaries are principally engaged in the operation of retail locations offering family footwear and accessories. The Company operates its business in two reportable business segments: Payless Domestic and Payless International. These segments have been determined based on internal management reporting and management responsibilities. The Payless International segment includes retail operations in Canada, South America, Central America and the Caribbean. The Company's operations in Central and South America are operated as joint ventures in which the Company maintains a 60-percent ownership. Certain management costs are allocated to the Payless International segment for services performed by Payless Domestic. The Payless Domestic segment includes retail operations in the United States, Guam, and Saipan. Information on the segments is as follows:

                                           Payless         Payless          Payless
(Dollars in millions)                      Domestic     International    Consolidated
----------------------------------        ----------    -------------    ------------

FISCAL YEAR ENDED FEBRUARY 1, 2003
----------------------------------
Revenues from external
customers .............................   $  2,591.5    $       286.5    $    2,878.0
Operating profit ......................        173.3              4.8           178.1
Interest expense ......................         20.9              2.6            23.5
Interest income .......................         (2.0)            (2.3)           (4.3)
Net earnings before income
   taxes and minority interest ........        154.4              4.5           158.9
Depreciation and amortization .........         90.8             11.4           102.2
Total assets ..........................        962.2            188.6         1,150.8
Long-lived assets .....................        417.8             70.4           488.2
Additions to long-lived assets ........         58.5             25.9            84.4
                                          ----------    -------------    ------------
Fiscal year ended February 2, 2002
----------------------------------
Revenues from external
   customers ..........................   $  2,677.4    $       236.3    $    2,913.7
Operating profit ......................         97.5              2.4            99.9
Interest expense ......................         29.4              1.2            30.6
Interest income .......................         (1.7)            (0.8)           (2.5)
Net earnings before income
   taxes and minority interest ........         69.8              2.0            71.8
Depreciation and amortization .........         94.7              8.2           102.9
Total assets ..........................        950.6            118.6         1,069.2
Long-lived assets .....................        444.5             53.1           497.6
Additions to long-lived assets ........         42.5             18.9            61.4
                                          ----------    -------------    ------------
Fiscal year ended February 3, 2001
----------------------------------
Revenues from external
   customers ..........................   $  2,753.1    $       195.3    $    2,948.4
Operating profit ......................        223.1              4.9           228.0
Interest expense ......................         29.0              0.3            29.3
Interest income .......................         (4.2)            (0.1)           (4.3)
Net earnings before income
   taxes and minority interest ........        198.3              4.7           203.0
Depreciation and amortization .........         92.9              6.4            99.3
Total assets ..........................        936.1             66.7         1,002.8
Long-lived assets .....................        503.5             37.5           541.0
Additions to long-lived assets ........        127.2              7.8           135.0
                                          ----------    -------------    ------------

o SHAREOWNER RIGHTS PLAN

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

o NEW ACCOUNTING STANDARDS

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. In the first quarter of fiscal 2002, the Company ceased amortization of goodwill and completed the first step of the required two-step goodwill impairment testing. The first step of the impairment test required the Company to compare the fair value of each reporting unit to its carrying value to determine whether there was an indication that impairment existed. If there had been an indication of impairment, the Company would have allocated the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. During 2002, no impairment losses were recorded under SFAS No. 142.

    Effective fiscal 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets to Be Disposed Of" ("SFAS 144"). This statement addresses accounting and reporting for the impairment or disposal of long-lived assets. The statement superseded SFAS 121, while retaining many of the fundamental provisions covered by that statement. SFAS 144 differs fundamentally from SFAS 121 in that goodwill and other intangible assets that are not amortized are excluded from the scope of SFAS 144. Additionally, SFAS 144 addresses and clarifies implementation and estimation issues arising from SFAS 121.

    SFAS 144 also superseded the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS 144 retains the basic provisions of APB Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to apply to a component of an entity rather than a segment of a business. The application of SFAS 144 in 2002 did not have a material impact on the Company's consolidated financial statements.

    During April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). This Statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt" and SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS 13, "Accounting for Leases," so that certain lease modifications that have economic effects that are similar to sale-leaseback transactions are accounted for the same way as sale-leaseback transactions. Additionally, SFAS 13 is amended so that the original lessee under an operating lease agreement that becomes secondarily liable shall recognize the fair value of the guarantee obligation. SFAS 145 also stipulates that gains or losses on extinguishment of debt would have to meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to be classified as an extraordinary item. In addition, extraordinary gains and losses on extinguishment of debt in prior periods presented would require reclassification. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The application of SFAS 145 is not expected to have a material impact on the Company's consolidated financial statements.

    On July 30, 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is different from EITF Issue No. 94-3 in that SFAS 146 requires that a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred, that is when it meets the definition of a liability in the FASB's conceptual framework. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The statement does not require retroactive application and, consequently, did not have an impact on the Company's exit activity initially applied prior to the adoption of SFAS 146; however, the adoption of SFAS 146 can be expected to impact the timing of liability recognition associated with any future exit activities.

    In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosure in annual and interim financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions of this statement are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of SFAS 148.

REPORT OF MANAGEMENT AND INDEPENDENT AUDITORS

o REPORT OF MANAGEMENT

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

o AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

    The Board of Directors, through the activities of its Audit and Finance Committee, participates in the reporting of financial information by the Company. The Committee meets regularly with management, the internal auditors and the independent public accountants. The Committee reviewed the scope, timing and fees for the annual audit and the results of the audit examinations completed by the internal auditors and independent public accountants, including the recommendations to improve certain internal controls and the follow-up reports prepared by management. The independent public accountants and internal auditors have free access to the Committee and the Board of Directors and attend each regularly scheduled Audit and Finance Committee meeting.

    The Audit and Finance Committee consists of four outside directors all of whom have accounting or financial management expertise. The members of the Audit and Finance Committee are Howard R. Fricke, Michael E. Murphy, Robert L. Stark and Robert C. Wheeler. The Audit and Finance Committee reports the results of its activities to the full Board of Directors.

o INDEPENDENT AUDITOR REPORTS

To the Board of Directors, Payless ShoeSource, Inc., Topeka, Kansas:

    We have audited the accompanying consolidated balance sheet of Payless ShoeSource, Inc. and subsidiaries (the "Company") as of February 1, 2003, and the related consolidated statements of earnings, shareowners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of February 2, 2002, and for the years ended February 2, 2002, and February 3, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 21, 2002, which included an explanatory paragraph for the change in method of accounting for derivative financial instruments.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 1, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

    As discussed above, the consolidated financial statements of the Company as of February 2, 2002, and for the years ended February 2, 2002, and February 3, 2001, were audited by other auditors who have ceased operations. As described in the Notes to the consolidated financial statements, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of February 3, 2002. Our audit procedures with respect to the disclosures in the Notes to the consolidated financial statements with respect to the years ended February 2, 2002 ("2001") and February 3, 2001 ("2000") included: (1) comparing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, (2) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts, and (3) agreeing the favorable lease rights gross carrying amount and accumulated amortization to the underlying records obtained from management. In our opinion, the disclosures for 2001 and 2000 in the notes to the consolidated financial statements are appropriate.

    As described in the Notes to the consolidated financial statements, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 and 2000 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to the restated disclosures for reportable segments reflected in the 2001 and 2000 financial statements. Our procedures included: (1) comparing the adjusted disclosed segment financial information to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

    As described in the Notes to the consolidated financial statements, the 2001 and 2000 financial statements have been revised to give effect to the three-for-one stock split, effected in the form of a stock dividend, declared during February 2003. We audited the adjustments that were applied to revise the 2001 and 2000 financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosure for 2001 and 2000 to the Company's underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company's accounting analysis to the previously issued financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis. In our opinion, such adjustments have been properly applied.

    As described in the Notes to the consolidated financial statements, certain amounts in the 2001 and 2000 consolidated statement of cash flows have been reclassified to conform with the 2002 presentation. We audited the reclassifications described in the Notes to the consolidated financial statements that were applied to restate the 2001 and 2000 statement of cash flows. Our procedures included agreeing the reclassifications to the Company's underlying accounting analysis obtained from management. In our opinion, such reclassifications are appropriate and have been properly applied.

    As described in the Notes to the consolidated financial statements, the Company has included the disclosures required by Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." Our audit procedures with respect to the 2001 and 2000 disclosures in the Notes to the consolidated financial statements included agreeing the amounts to the valuation reports received from the Company's independent third-party actuarial firm. In our opinion, the disclosures for 2001 and 2000 in the Notes to the consolidated financial statements are appropriate.

    Other than described above, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP
Kansas City, Missouri
March 27, 2003

To the Board of Directors and Shareowners of Payless ShoeSource, Inc.:

    We have audited the accompanying consolidated balance sheets of Payless ShoeSource, Inc. (a Delaware corporation) and subsidiaries as of February 2, 2002 and February 3, 2001 and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Arthur Andersen LLP(1)
St. Louis, Missouri
February 21, 2002

(1) This report is a copy of the previously issued report covering 2001, 2000 and 1999. The predecessor auditors have not reissued their report.

                                                             PAYLESS SHOESOURCE
                                                             BOARD OF DIRECTORS

                                                                  Left to right:
(PHOTO)                                    Robert C. Wheeler, Daniel Boggan Jr.,
                                             Mylle H. Mangum, Michael E. Murphy,
                                            Steven J. Douglass, Robert L. Stark,
                                               Duane L. Cantrell, Irwin Zazulia,
                                                                Howard R. Fricke


BOARD OF DIRECTORS

STEVEN J. DOUGLASS                          MYLLE H. MANGUM(2)                    ROBERT C. WHEELER(1)
Chairman of the Board                       Chief Executive Officer               Chairman and
and Chief Executive Officer                 True Marketing Services, LLC          Chief Executive Officer
                                                                                  Hill's Pet Nutrition, Inc.
DUANE L. CANTRELL                           MICHAEL E. MURPHY(1)
President                                   Retired Vice Chairman                 IRWIN ZAZULIA(2)
                                            and Chief Administrative Officer,     (Deceased, March 2003)
DANIEL BOGGAN JR.(2)                        Sara Lee Corporation                  Retired President and Chief
Senior Vice President,                                                            Executive Officer of Hecht's,
National Collegiate Athletic                ROBERT L. STARK(1)                    a division of The May
Association (NCAA)                          Retired Executive Vice President      Department Stores Company
                                            of Hallmark Cards, Inc. and
HOWARD R. FRICKE(1)                         Retired Dean of the
Chairman of the Board                       Edwards Campus,                       (1) Audit and Finance Committee
The Security Benefit Group of Companies     University of Kansas                  (2) Compensation and Nominating Committee




SENIOR MANAGEMENT

STEVEN J. DOUGLASS                          JAY A. LENTZ                          LARRY M. STRECKER
Chairman of the Board                       Senior Vice President                 Senior Vice President
and Chief Executive Officer
                                            MICHAEL J. MASSEY                     MARK T. WILLOUGHBY
DUANE L. CANTRELL                           Senior Vice President                 Senior Vice President
President                                   General Counsel and Secretary
                                                                                  CATHLEEN S. CURLESS
BRYAN P. COLLINS                            THOMAS H. MITCHELL                    Division Senior Vice President
Senior Vice President                       Senior Vice President
                                                                                  STEPHEN J. GISH
MICHELLE J. CROMER                          THEODORE O. PASSIG                    Division Senior Vice President
Senior Vice President                       Senior Vice President
                                                                                  MICHAEL R. THOMPSON
MICHAEL J. FINE                             DARREL J. PAVELKA                     Division Senior Vice President
Senior Vice President                       Senior Vice President

JOHN N. HAUGH                               ULLRICH E. PORZIG
Senior Vice President                       Senior Vice President
Chief Marketing Officer                     Chief Financial Officer and Treasurer

                o CORPORATE
                  HEADQUARTERS

                  Payless ShoeSource, Inc.
                  3231 S.E. Sixth Avenue
                  Topeka, KS 66607-2207
                  (785)233-6171

(PHOTO)         o COMMON STOCK

                  Shares of Payless ShoeSource, Inc. are listed and traded on the New York Stock Exchange.
                  The trading symbol is PSS.

                o INFORMATION REQUESTS

                  Copies of the company's annual report to shareowners, the Form 10-K annual report to the Securities and Exchange Commission
                  (SEC), the Form 10-Q quarterly reports
                  to the SEC, monthly sales releases
                  and quarterly earnings releases are
                  available on the company's website at
                  http://www.paylessinfo.com, or by writing to Corporate Communications/Investor
                  Relations at the corporate headquarters
                  or by calling the Investor Relations phone line at (800)626-3204.

                o PAYLESS SHOESOURCE
(PHOTO)           ON THE INTERNET

                  Recent press releases issued by the company, SEC filings, and other information are available on our home page. Visit us at http://www.paylessinfo.com.

                o SHAREOWNER INQUIRIES

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

                  Please address Shareowner inquiries to:
                  Securities Transfer Division
                  UMB Bank
                  P.O. Box 410064
                  Kansas City, MO 64141
                  (816)860-7786

                  The bank requests certificates be sent by registered mail. The fax number for the bank is (816)860-3970. The e-mail address for the bank is: sec_xfer@umb.com.

                  Securities analysts, shareowners and investment professionals should direct inquiries regarding Payless ShoeSource, Inc. and its business to Timothy J. Reid, Director or Corporate Communications, at the corporate headquarters by calling (785)295-6695.